Form 20-F
period 2024-12-31
Wing Yip Food Holdings Group Ltd
filed 2025-04-30
CIK 1999860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 001-42407

Wing Yip Food Holdings Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Hong Kong

(Jurisdiction of incorporation or organization)

No.9, Guanxian North Rd,

Huangpu Town, Zhongshan City,

Guangdong, China 528429

86-760-23215457

(Address of principal executive offices)

Tingfeng Wang, Chief Executive Officer

Telephone: 86-760-23215457

Email: samanthawang@wingyip-food.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary share	WYHG	The Nasdaq Stock Market LLC
Ordinary shares		The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 50,023,428 ordinary shares, no par value, were issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large-accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large-accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large-accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D 1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American depositary shares, each of which represents one Ordinary Share (defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“mainland China” are to the geographic areas of the PRC, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan;

●	“HK$” or “HKD” are to the legal currency of Hong Kong;

●	“PRC subsidiaries” or “our operating subsidiaries” are to our subsidiaries formed in mainland China, including Wing Yip GD and Wing Yip HN;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Wing Yip, with no par value;

●	“U.S. dollars,” “USD,” and “US$,” are to the legal currency of the United States;

●	“we,” “us,” “our,” “Wing Yip”, or the “Company”, are to Wing Yip Food Holdings Group Limited, previously known as Wing Yip Food (China) Holdings Group Limited, a company with limited liability incorporated in Hong Kong;

●	“Wing Yip GD” are to Guangdong Wing Yip Food Co., Ltd., previously known as Zhongshan Wing Yip Food Co., Ltd., a wholly foreign owned entity with limited liability organized in mainland China;

●	“Wing Yip Group” or “our Group” are to Wing Yip and our subsidiaries, collectively; and

●	“Wing Yip HN” are to Hainan Wing Yip Food Technology Co., Ltd., a company with limited liability organized in mainland China.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2024, 2023, and 2022. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of RMB into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2024	2023	2022
At the end of the year – RMB	7.2993	7.0999	6.8972
Average rate for the year – RMB	7.1957	7.0809	6.7290

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Doing Business in Mainland China

Joint statement by the SEC and the PCAOB proposed rule changes submitted by Nasdaq, and the newly enacted Consolidated Appropriations Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the Holding Foreign Companies Accountable Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the Holding Foreign Companies Accountable Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, instead of three.

Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and has been inspected by the PCAOB. Audit Alliance LLP is subject to U.S. laws under which the PCAOB conducts regular inspections to assess compliance with applicable professional standards with the last inspection on September 27, 2024. On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the PRC. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act. Furthermore, the Accelerating Holding Foreign Companies Accountable Act, which requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

The regulatory authorities of mainland China exert substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time within their scope of authorities as prescribed by law, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our ADSs to significantly decline or be worthless.

The regulatory authorities of mainland China have exercised, and continue to exercise, substantial influence over the economy of mainland China through regulation and may intervene with or control, within their scope of authorities as prescribed by law, our operations to further regulatory, political and societal goals. The regulatory authorities of mainland China have recently published new policies that significantly affected certain industries, such as the cryptocurrency industry and the education industry. As of the date of this annual report, we have not been affected by any newly published policies concerning our industry or our business operations that have limited or may limit our business operations to a significant degree, however, to the extent that the regulatory authorities of mainland China publish any policies in the future that concern and affect the food industry that our subsidiaries operate in, the ability of our PRC subsidiaries to continue operating their business or serving their customers in mainland China may be severely restricted. We cannot assure you that government authorities in mainland China will not introduce any enhanced regulation over the industry our PRC subsidiaries operate in that may lead to our inability to operate in mainland China at all. Additionally, our PRC subsidiaries’ ability to operate in mainland China may also be harmed by changes in laws and regulations, including those relating to taxation, environmental regulation, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision to strengthen overall regulation over the food industry, could have a significant effect on the industry in which our PRC subsidiaries operate. In any of these events, our PRC subsidiaries’ ability to continue their operations may be significantly impacted, and the value of our ADSs may significantly decline or become worthless. Furthermore, the regulatory authorities of mainland China have indicated an intent to exert more regulatory oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. If we are subject to these actions because of our noncompliance with the applicable laws or rules, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered, and the value of our ADSs could be significantly declined or be worthless.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of the operations of our operating subsidiaries in mainland China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in mainland China. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in mainland China. Mainland China adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. Further, the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) provide that overseas securities regulatory authorities may conduct investigations or evidence collection relating to mainland China companies’ overseas offering and listing activities through the assistance of the CSRC under relevant cross-border securities regulatory cooperation mechanisms. Accordingly, without regulatory cooperation between the U.S. and China, no entity or individual in mainland China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted outside of mainland China.

Changes in application and interpretation with respect to the applicable legal laws/regulations, and economic policies for our PRC subsidiaries, could result in a material change in our operations and/or the value of the securities we are registering for sale.

The legal system of mainland China is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or the SCNPC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the regulatory authority of mainland China has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the non-binding nature of the court decisions, as mainland China is not a common law country, the interpretation and application of these laws and regulations are subject to change, which could result in a material change in our operations and/or the value of our ADRs.

While the economy of mainland China has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any changes in economic conditions in mainland China, in the policies of the regulatory authority, or in the laws and regulations in mainland China could have a material adverse effect on the overall economic growth of mainland China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The regulatory authority of mainland China has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy of mainland China, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government supervision over capital investments or changes in tax regulations. In addition, in the past the regulatory authority of mainland China has implemented certain measures, including interest rate adjustments, to adjust the pace of economic growth. These measures may affect economic activities in mainland China, which impact our business and operating results.

Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.

On November 14, 2021, the CAC published the Regulations for the Administration of Network Data Security (Draft for Comments) (the “Data Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the CAC. According to the Data Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the CAC. The official version of the Regulation for the Administration of Network Data Security (the “Network Data Security Regulation”) was promulgated on September 24, 2024 and came into effect on January 1, 2025, which deletes the requirement for a mandatory application of cybersecurity review for data processing operators who possess personal data of at least one million users, as stated above. Instead, it requires that a network data handler who carries out network data processing activities that affect or may affect national security, shall undergo a national security review in accordance with relevant national regulations.

On December 28, 2021, the CAC and other relevant regulatory authority jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

As of the date of this annual report, neither we nor our operating subsidiaries have been involved in any investigations on cybersecurity review initiated by any regulatory authority, nor has any of them received any inquiry, notice, or sanction. Further, we believe that our operations and listing will not be affected by both the Cybersecurity Review Measures or the Network Data Security Regulation, given that: (i) as a company that mainly manufactures and sells processed meat and protein products, our operating subsidiaries in mainland China are unlikely to be classified as critical infrastructure information operations, or CIIOs, by the regulatory agencies; (ii) while we operate an online shopping platform (shop.wingyip-food.com), our customers are enterprises who are our dealers and we do not have individual customers on our shopping platform; as a result, we possess personal data of far fewer than one million individual clients in our business operations as of the date of this annual report, and do not anticipate that we will be collecting over one million users’ personal information in the near future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (iii) since we are in the meat processing industry, data processed in our business is unlikely to have a bearing on national security and therefore is unlikely to be classified as core or important data by the authorities. However, the relevant regulatory authorities of mainland China may take a view that is contrary to or otherwise different from the opinion stated above. The enforcement as to how the Cybersecurity Review Measures and the Network Data Security Regulation will be interpreted or implemented will still require further clarification, and whether the regulatory agencies of mainland China, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Network Data Security Regulation. If any such new laws, regulations, rules, or implementation and interpretation come into effect and may have an adverse effect on us, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. During such review, we may be required to suspend our operating subsidiaries’ operation or experience other disruptions to their operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial condition, and results of operations.

Due to the differences in the legal systems of different countries, you may find it difficult in effecting service of legal process, enforcing foreign judgments, or bringing actions in mainland China against us or our management based on foreign laws, compared to doing so in your home country against a domestic company.

As a holding company incorporated under the laws of Hong Kong, we conduct substantially all our operations in mainland China and a majority of our assets are located in mainland China. In addition, all of our officers and directors reside outside the U.S. As a result, it may be time-consuming and costly for you to effect service of process upon those persons outside the U.S. It may be difficult for you to enforce judgments obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the judicial branch outside the U.S. would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments in mainland China are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the mainland China courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of mainland China laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a mainland China court would enforce a judgment rendered by a court in the United States.

Increases in labor costs in mainland China may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. The overall economy and the average wage in mainland China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements for labor protection in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in mainland China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our operating subsidiaries in mainland China have not made adequate social insurance and housing provident fund contributions for all employees as required by the mainland China regulations, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in mainland China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing provident funds plans, and the employers must pay all or a portion of the social insurance premiums and housing provident funds for their employees. For more details, see “Item 4. Information on the Company — B. Business Overview — Regulations — Laws and Regulations on Labor and Work Safety — Regulations on Social Insurance and Housing Provident Fund.” The requirement of social insurance and housing provident fund has not been implemented consistently by the local governments in mainland China given the different levels of economic development in different locations. As of the date of this annual report, our operating subsidiaries in mainland China have not made adequate social insurance and housing provident fund contributions for all employees. Our operating subsidiaries in mainland China may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If they fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon our PRC subsidiaries. With respect to housing provident fund plans, our operating subsidiaries in mainland China may be required to pay and deposit housing provident funds in full and on time within the prescribed time limit. If our operating subsidiaries in mainland China fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. As of the date of this annual report, our operating subsidiaries in mainland China have not received any notice from local authorities or any claim or request from the employees in this regard. However, if the relevant mainland China authorities determine that our operating subsidiaries in mainland China shall make supplemental social insurance and housing fund contributions or that our operating subsidiaries in mainland China are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, their business, financial condition, and results of operations may be adversely affected.

Failure to adapt to changes in laws and regulations governing the meat processing industry on a timely basis may result in fines, create limitations or uncertainties with respect to our operating subsidiaries’ business activities, make it difficult for them to obtain or maintain the necessary approvals, permits or licenses or render their operations non-compliant, any of which could materially and adversely affect our operating subsidiaries’ business.

The meat processing industry is a fragmented and evolving industry in mainland China, and the laws and regulations governing the industry are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the laws and regulations of mainland China applicable to the industry.

Any significant changes to the laws, regulations and government policies governing the meat processing industry could impose substantial costs on us, create limitations or uncertainties regarding the way our operating subsidiaries conduct or expand their business, or affect our rights or obligations under our existing agreements with investors, target companies or other parties as well as the extent to which we can engage in, or charge fees for our business.

We will continue to monitor any new rules in this area to ensure that we remain in compliance with relevant laws and regulations. Any failure to adapt to and other changes in applicable laws, regulations and other government policies on a timely basis may result in fines, restrictions on our operating subsidiaries’ business activities or revocations of approvals, permits or licenses, or render our operating subsidiaries’ operations to be non-compliant, any of which would have a material adverse effect on our business, financial condition and results of operations.

Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or otherwise expose us or our shareholders who are mainland China residents to liabilities or penalties.

On July 4, 2014, SAFE issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed to be mainland China residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in mainland China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any mainland China individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such mainland China individual to warnings, fines, or other liabilities.

As of the date of this annual report, our majority shareholder and shareholders who are directors and/or executives of our Company and known to us as mainland China residents have completed the registrations under the SAFE Circular 37 and SAFE Notice 13. However, we may not be informed of the identities of all the mainland China residents holding direct or indirect interest in our Company, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future beneficial owners who are mainland China resident will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our mainland China residents beneficial owners to comply with these SAFE regulations may subject us or our mainland China resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

Mainland China regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC subsidiaries may delay or prevent us from using the proceeds raised in future offerings to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our operating subsidiaries in mainland China, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in mainland China. According to the relevant regulations on foreign-invested enterprises, or “FIEs,” in mainland China, trans-border shareholder loans to our PRC subsidiary, Wing Yip GD, which is a FIE, are subject to registration with SAFE or its local branches in advance. There is, in effect, no statutory limit on the amount of capital contributions that we can make to our operating subsidiaries in mainland China, and we are allowed to make capital contributions to our operating subsidiaries in mainland China by subscribing to their initial registered capital and increased registered capital, provided that the operating subsidiaries in mainland China complete the relevant filing and registration procedures.

On the other hand, any foreign loan provided by us to our operating subsidiaries in mainland China is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our operating subsidiaries in mainland China may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing of the People’s Bank of China (“PBOC”), or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”), which shall not exceed an upper limit that is currently calculated as 3.5 times the net asset of the relevant PRC subsidiaries. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither PBOC nor SAFE has promulgated and made public any material changes to PBOC Notice No. 9. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our operating subsidiaries in mainland China. Currently, our operating subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our operating subsidiaries in mainland China may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

If we seek to make capital contributions to our operating subsidiaries in mainland China or provide any loan to our operating subsidiaries in mainland China in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to use the proceeds raised in future offerings and to capitalize our operating subsidiaries in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or “SAFE Circular 19,” effective as of June 1, 2015, as amended by Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement under the Capital Account, or “SAFE Circular 16,” effective on June 9, 2016. SAFE Circular 19 and SAFE Circular 16 allow FIEs to settle their foreign exchange capital at their discretion, but prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for (i) expenditures beyond the enterprise’s business scope or expenditures prohibited by laws and regulations; (ii) investments in securities or other investments than principal-secured products issued by banks; (iii) granting loans to non-affiliated enterprises, except where it is expressly permitted in the business license providing entrusted loans, or repaying loans between non-financial enterprises; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or “SAFE Circular 28,” which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

As a result, we will be required to apply RMB funds converted from the net proceeds we receive from future offerings within the business scopes of our PRC subsidiaries. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 could potentially limit our ability to use RMB converted from the net proceeds of future offerings to fund the establishment of new entities in mainland China by our operating subsidiaries in mainland China or to invest in or acquire any other mainland China companies through our operating subsidiaries in mainland China, which may adversely affect our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in mainland China and by mainland China’s foreign exchange policies. On July 21, 2005, the mainland China regulatory authority changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or mainland China or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our business is conducted in mainland China, and our books and records are maintained in RMB, which is the currency of mainland China. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China exchange administration regulations that affect our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China “resident enterprise” for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-Chinese-mainlander shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups will be classified as mainland China resident enterprises if the following are located or resident in mainland China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, mainland China enterprise groups, or by mainland China or foreign individuals.

If the mainland China tax authorities determine that the actual management organ of Wing Yip is within the territory of China, Wing Yip may be deemed to be a mainland China resident enterprise for mainland China enterprise income tax purposes and a number of unfavorable mainland China tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our worldwide income, which could materially reduce our net income. In addition, we will also be subject to mainland China enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of the ADSs may become subject to mainland China withholding tax, at a rate of 10% in the case of non-Chinese-mainlander enterprises or 20% in the case of non-mainland individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from sources of mainland China. It is unclear whether non-mainland shareholders of our Company would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs. Although up to the date of this annual report, Wing Yip has not been notified or informed by the mainland China tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-Chinese-mainlander holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of mainland China taxable assets (including equity interests and real properties of a mainland China resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. The indirect transfer of an equity interest and/or real properties in a mainland China resident enterprise by an overseas holding company will be deemed a direct transfer of mainland China taxable assets and subject to enterprise income taxes, unless such transactions are for a reasonable commercial purpose.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of mainland China taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentage in bullet point i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from real properties in mainland China. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers mainland China taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the mainland China entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the mainland China tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring mainland China tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where mainland China taxable assets are involved, such as offshore restructuring and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-mainland resident enterprises, our operating subsidiaries in China may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to certain limitations and restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in Hong Kong. We may need dividends and other distributions on equity from our operating subsidiaries in mainland China to satisfy our liquidity requirements. Current mainland China regulations permit our operating subsidiaries in mainland China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with mainland China accounting standards and regulations. In addition, our operating subsidiaries in mainland China are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our operating subsidiaries in mainland China may also allocate a portion of their respective after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our operating subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In response to the persistent capital outflow and Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and SAFE implemented a series of capital administration measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, promulgated by SAFE in January 2017, provides for several capital administration measures with respect to outbound remittances of profits from domestic entities to offshore entities, including the following: when a bank handles the remittances of profits of an amount exceeding the equivalent of US$50,000 for a domestic entity, the resolutions of the board of directors on profit distributions, the original tax filing forms and the audited financial statements should be verified in accordance with the principle of genuine transaction, and the domestic entity should hold income to account for previous years’ losses before remittances of profits. In addition, the domestic entity is required to make a detailed description of sources and use arrangements of capital, as well as proof of board resolutions, contracts, etc., when completing the registration procedures in connection with an outbound investment. The mainland China regulatory authority may continue to strengthen its capital administration, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Limitations and restrictions on currency conversion may affect the value of your investment and our payment of dividends.

The mainland China government regulates and imposes certain restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, Wing Yip may rely on dividend payments from our operating subsidiaries in mainland China to fund any cash and financing requirements we may have. Under existing mainland China foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our operating subsidiaries in mainland China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of mainland China complies with certain procedures under mainland China foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are mainland China residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The government may also at its discretion restrict access in the future to foreign currencies for current account transactions, within its scope of authority as prescribed by law. If the foreign exchange administration system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in mainland China, and dividends payable by our operating subsidiaries in mainland China to us may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the mainland China enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant mainland China tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable mainland China laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant mainland China tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such mainland China tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Wing Yip GD is wholly owned by us, as a Hong Kong holding company. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant mainland China tax authority or we will be able to complete the necessary filings with the relevant mainland China tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by our PRC subsidiaries to us, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our operating subsidiaries’ business operations, the ADS price, and our reputation.

U.S. public companies that have substantially all of their operations in mainland China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of the ADSs. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of the ADSs.

We are required to fulfill the Trial Administrative Measures filing procedures and report relevant information to the CSRC; and, since further interpretation and implementation of the new regulations are still required, we cannot assure you that we will be able to complete the filings for any future offerings, and fully comply with the relevant new rules on a timely basis, if at all.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly and Lawfully Cracking Down Illegal Securities Activities to crack down on illegal activities in the securities market and promote the high-quality development of the capital market (the “Opinions”), which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the securities laws of mainland China.

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Administrative Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comment) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures, which came into force on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules on CSRC’s official website. The Trial Administrative Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. The Trial Administrative Measures, together with the relevant guidance rules reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include, but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by domestic companies of mainland China” in compliance with the principle of “substance over form” and particularly, an issuer will be required to undertake the filing procedures under the Trial Administrative Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets, as documented in its audited consolidated financial statements for the most recent accounting year, is accounted for by mainland China companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (ii) a negative list of types of issuers banned from listing or offering overseas, such as issuers under investigation for crimes or major violations of the law, or whose overseas offering and listing may endanger national security, or whose controlling shareholders have been recently convicted of bribery and corruption; (iii) issuers’ compliance with foreign investment, network security, data security, and other national security laws, regulations and relevant provisions; (iv) issuers’ filing and reporting obligations, such as the obligation to file with the CSRC after it submits an application for initial public offering to competent overseas regulators, and the obligation to file with the CSRC after it completes subsequent offerings in the same overseas market and to report to the CSRC on material events including change of control or voluntary or mandatory delisting of the issuer; and (v) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Administrative Measures, including failure to comply with the filing procedures or filing with materials on false, misleading statements or material omissions. As the Trial Administrative Measures are newly-issued, there remains uncertainty regarding their interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for any future offerings and fully comply with the relevant new rules on a timely basis, if at all.

The M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of mainland China companies by foreign investors, which could create certain obstacles for us to pursue growth through acquisitions in mainland China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” and regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or Chinese time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. We do not believe our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in mainland China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

To the extent cash or assets in the business is in mainland China or Hong Kong or an entity incorporated in mainland China or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority within their scope of authority to transfer cash or assets.

The transfer of funds and assets among Wing Yip and its subsidiaries in mainland China is subject to certain limitations and restrictions. The mainland China regulatory authority imposes certain regulations and restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. See “Item 3. Key Information — Item D. Risk Factors — Limitations and restrictions on currency conversion may affect the value of your investment and our payment of dividends.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax residents. See “Item 3. Key Information — Item D. Risk Factors — Our PRC subsidiaries are subject to certain limitations and restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the mainland China regulatory authority to transfer cash or assets.

We rely on dividends and other distributions on equity paid by our operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our operating subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the mainland China tax authorities may require our mainland China subsidiaries to adjust their taxable income in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Under laws and regulations of mainland China, our PRC subsidiaries may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with accounting standards and regulations of mainland China. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. And for the purpose of avoiding misunderstanding, this portion of such operating subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the company.

Risks Relating to Our Business

We are subject to risks related to supply chain disruptions.

Our operating subsidiaries must manage the supply chain for raw materials and the delivery services they rely upon for our products. Any supply chain fragmentation and local protectionism within the PRC may complicate supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and sales volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, and legal impediments, natural disasters, and other events that could impact both supply and price of our products. As of the date of this annual report, our operating subsidiaries’ business and operations have not been materially impacted by any supply chain disruptions. However, any of these occurrences could cause significant disruptions to our supply chain, production capability and distribution system that could adversely impact our ability to produce and deliver products, and materially affect our outlook or business goals.

We face increasing competition in our business, which may adversely affect our market share and profitability.

The meat processing industry is highly competitive in mainland China. Competition exists both in the purchase of raw meat and processing techniques and in the sale of processed meat products. We face competition from a number of meat processing companies in mainland China.

The principal competitive factors in the meat processing industry are operating efficiency, availability, quality and cost of raw materials, cost of labor, product price and quality, food safety, product distribution, technological innovations, and brand loyalty. Our ability to be an effective competitor depends on our ability to compete on the basis of these characteristics. In addition, some of our competitors may have greater financial and other resources than us. We may be unable to compete effectively with these companies, and if we are unable to remain competitive with these meat processing companies in the future, our market share and profitability may be adversely affected.

We generally do not enter into long-term contracts with our distributor customers.

We, through the operating subsidiaries, typically do not enter into long-term agreements with our major customers. Instead, we have annual distribution agreements with our distributors. The distribution agreement usually specifies that we deliver the ordered products to the distributor customers at our costs and we usually grant distributors a credit term of one-to three months after products delivery, after which time, payment in full is required. We also set an annual minimum sales target with the distributor customer, based on the distributor’s sales performance in the previous period. We incentivize distributors to achieve progressive sales targets through incentive programs, often in the form of rebates calculated based on sales amounts exceeding the sales targets. See “Item 4. Information on the Company — B. Business Overview — Distribution — Distributors.” As such, our Group may not experience a continuous and steady source of revenue generated from our business.

There is no guarantee that our distributor customers will continue to give us their orders or that the level of their orders with us will be maintained. If our distributor customers decide to source similar products from other suppliers or reduce their orders with us and we are unable to secure sufficient additional orders to replace these lost and/or replaced orders, our revenue and financial performance will be adversely affected.

Our results of operations may be adversely affected by fluctuations in market prices for raw meat materials.

Our operating margins depend on, among other factors, the purchase price of raw materials, primarily raw meat materials, such as pork, beef, and poultry. These prices may vary significantly during short periods of time, due to raw meat materials supply and demand. The supply and market for raw materials depend on a number of factors that we have little or no control over, including the cost of animal feed ingredients, such as grain, corn, and soybeans, outbreaks of livestock diseases, and economic and weather conditions. Raw materials accounted for 89.23%, 88.69%, and 90.17% of the total cost of products sold during the fiscal years ended December 31, 2024, 2023 and 2022, respectively. Market prices for raw meat materials remain volatile. High prices for raw meat materials may have a material adverse effect on our operating results.

We may be unable to pass on all or part of any increased costs we experience from time to time to consumers of our products directly, in a timely manner, or at all. Additionally, if we do not attract and maintain contracts or business relationships with raw meat materials suppliers on favorable terms, our production operations could be disrupted, adversely affecting us.

Market demand for our products may fluctuate.

Our Group faces competition from producers of alternative meats and protein sources, including pork, beef, chicken, fish, and plant-based proteins. The factors on which the Company competes include:

●	price;

●	product quality and attributes;

●	brand identification;

●	breadth of product line; and

●	customer service.

Demand for our products is also affected by competitors’ promotional spending, the effectiveness of the Group’s advertising and marketing programs, and consumer perceptions. Failure to identify and react to changes in food attitudes and trends, such as concerns regarding sustainability of product sources and animal welfare, could lead to, among other things, reduced demand for the Group’s brands and products. The Company may be unable to compete successfully on any or all of these factors in the future.

Failure to continually innovate and successfully launch new products and maintain our brand image through marketing investment could adversely impact our operating results.

Our financial success is dependent on anticipating changes in consumer preferences, purchasing behaviors and dietary habits and successfully developing and launching new products and product extensions that consumers want in the channels where they shop. We devote significant resources to new product development and product extensions. However, we may not be successful in developing innovative new products or our new products may not be commercially successful. To the extent we are not able to effectively gauge the direction of our key markets and successfully identify, develop, manufacture and market new or improved products in these changing markets, such as adapting to emerging e-commerce channels, our financial results and our competitive position will suffer. In addition, our introduction of new products or product extensions may generate litigation or other legal proceedings against us by competitors claiming infringement of their intellectual property or other rights, which could negatively impact our results of operations.

We also seek to maintain and extend the image of our brands through marketing investments, including advertising, consumer promotions and trade spend. Due to inherent risks in the marketplace associated with advertising, promotions and new product introductions, including uncertainties about trade and consumer acceptance, our marketing investments may not prove successful in maintaining or increasing our market share and could result in lower sales and profits. Continuing global focus on health and wellness, including weight management, and increasing media attention to the role of food marketing could adversely affect our brand image or lead to stricter regulations and greater scrutiny of food marketing practices.

Our success in maintaining, extending and expanding our brand image also depends on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media could seriously damage our reputation and brand image.

We are subject to a variety of legal and regulatory restrictions on how and to whom we market our products, which may limit our ability to maintain or extend our brand image. If we do not maintain or extend our brand image, then our product sales, financial condition and results of operations could be materially and adversely affected.

Any perceived or real health risks related to the food industry could adversely affect our ability to sell our products. If our products become contaminated, we may be subject to product liability claims and product recalls.

We are subject to general risks of the food industry, including risks posed by the following:

●	food spoilage or food contamination;

●	consumer product liability claims;

●	product tampering;

●	the possible unavailability and expense of product liability insurance; and

●	the potential cost and disruption of a product recall.

Our products may in the future be exposed to contamination by organisms that may produce food-borne illnesses, such as E. coli, listeria monocytogenes, and salmonella. These organisms are generally found in the environment and, as a result, there is a risk that they could be present in our products. These pathogens can also be introduced to our products through tampering or as a result of improper handling at the further processing, food service, or consumer level. Once contaminated products have been shipped for distribution, illness or death may result if the products are not properly prepared prior to consumption or if the pathogens are not eliminated in further processing.

Our systems designed to monitor food safety risks throughout all stages of our processes may not eliminate the risks related to food safety. As a result, we may voluntarily recall, or be required to recall, our products if they are or may be contaminated, spoiled, or inappropriately labeled.

We may be subject to significant liability in the jurisdictions in which our products are sold if the consumption of any of our products causes injury, illness, or death. Such liability may result from proceedings filed by the distributor customers, consumer agencies, and individual consumers. We may have to pay significant damages and such liability may be in excess of applicable liability insurance policy limits. Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent that such risks cause customers to lose confidence in the safety and quality of such products generally.

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands, and preferences. We may fail to anticipate, identify, or respond to changes in consumer preferences and needs on a timely basis, and as a result, may be unable to continue to gain market receptiveness and market share for our products. Consumer preferences and demands for products and brands change from time to time for various reasons, such as the emergence of competitive products and brands that our competitors may be able to introduce that are more appealing to consumers, or a general decrease in demand for certain products sold by us. Any change in consumer preferences could require us to change our pricing, marketing, or promotional strategies. Any change in our strategy or any failure to respond effectively to changes in consumer preferences and needs could adversely affect our business and the results of operations.

Our business depends significantly on the market recognition of our “Wing Yip” (“荣业”) brand.

We believe that our business growth depends significantly on our flagship brand name “Wing Yip” (“荣业”) and the reputation for trustworthy and quality products associated with our brand. We believe that the market recognition of our brand plays a vital role in influencing consumer decisions in purchasing our products, and our continued growth will depend largely on our ability to protect and enhance the value of our brand. We have invested significant effort and resources to establish brand recognition through various channels and have received various awards and recognitions for our brand. As we continue to expand our sales network, our ability to market, protect, and enhance our brand will remain critical to the success of our business. Any incident that erodes consumer trust in our brand could significantly reduce our brand value and, hence, affect our business, results of operations, and prospects.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products, adversely affect our revenues and harm our competitive position.

As of the date of this annual report, we have registered various intellectual property rights in the PRC, which includes trademarks, invention patents, utility model patents, software copyrights and certain domain names. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or prevent piracy will prove to be sufficient. Current or potential competitors may use our intellectual property without our authorization in the development of products that are substantially equivalent or superior to it, which could reduce demand for our products, adversely affect our revenues and harm its competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation against the infringing parties, which could involve substantial costs and diversion of management’s attention from the operation of our business and have an adverse effect on our financial performance. Please refer to “Item 4. Information on the Company — B. Business Overview— Intellectual Property” of this annual report for further details of our intellectual property rights.

We may face intellectual property infringement claims against us, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business even if the claim is without merit. We cannot assure you that such infringement claims will not be asserted against us in the future. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Our operating subsidiaries’ operations may be adversely affected by the disruption of logistics services or poor handling of products by third-party logistics service providers.

Our operating subsidiaries rely on third-party logistics service providers to provide a range of transportation and logistics services for the delivery of products to our physical stores, warehouses, and/or our customers. The shelf life of our processed meat and protein products is generally between 90 to 360 days. Any failure to provide on-time delivery or failure to maintain our operating subsidiaries’ products in good condition during delivery may have a material adverse impact on our operating subsidiaries’ business operations and our reputation. In such event, our operating subsidiaries may be unable to seek full recourse against the logistics service providers in default under the terms of the service contracts or enforce in full any judgments obtained.

We depend on our founding members and other key personnel, and the loss of their services could have a material adverse effect on our business, results of operations, and financial condition.

The success of our Company is attributable to the contribution and experience of our key management team, headed by our director and chairman of the board of directors, Mr. Xiantao Wang. He is responsible for implementing overall business strategies and identifying business opportunities. The key management team also includes our executive director, CEO Ms. Tingfeng Wang and CFO Mr. Haobo Ye. Please refer to “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” of this annual report, for further details of our directors and executive officers. As such, our continued success is dependent on our ability to retain the services of our key management team, which has collectively amassed over 47 years of experience in the meat processing industry and contributed to the financial and operational aspects of our business. We do not maintain key person life insurance. Our management team currently has no immediate plans to cease providing services to our Company, but our founders and other key personnel are not obligated to remain employed with us. In addition, our other key personnel may leave us in the future, and we cannot predict the impact that the departure of any key personnel will have on our ability to achieve our investment objectives. The loss of the services of any of them could have a material adverse effect on our revenues, net income, and cash flow.

In order to recruit and retain existing and future senior professionals and other key personnel, we may need to increase the level of compensation that we pay to them. Accordingly, as we promote or hire new senior professionals and other key personnel over time or attempt to retain the services of certain of our key personnel, we may increase compensation we pay to these individuals, which could cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability.

We are dependent on the mainland China market.

We are dependent on the mainland China market, as substantially all of our customers are located in mainland China. We anticipate that the mainland China market will continue to be a significant sales and production base for our Group in the near future and we are therefore susceptible to the market conditions in mainland China. Any adverse changes in the economic conditions in mainland China will affect consumers’ spending patterns and purchasing power and may negatively impact the demand for our products resulting in our revenue, future performance and profitability being materially and adversely affected.

Any failure to obtain or renew approvals, licenses, permits, and quality/product certifications for certain markets required for our operating subsidiaries’ operations could materially and adversely affect our business and results of operations.

Our operating subsidiaries’ business is regulated by various laws and regulations in mainland China, which, among other things, require them to complete certain registrations and obtain various licenses, permits, and quality/product certificates for our operations. For details, see “Item 4. Information on the Company — B. Business Overview — Licenses, Awards and Certificates,” and “Item 4. Information on the Company — B. Business Overview — Regulations.”

Most of the licenses needed for our operating subsidiaries’ operations are subject to examinations or verifications by relevant authorities and are valid only for a fixed period of time, subject to renewal and accreditation. Compliance with the relevant laws and regulations may require substantial expenses, and any non-compliance with such laws and regulations may expose our operating subsidiaries to liabilities. In case of any non-compliance, our operating subsidiaries may have to incur significant expenses and divert substantial management time to remedy any deficiencies. There can be no assurance that our operating subsidiaries will be able to obtain or renew all of the approvals, licenses, permits, and certifications required for our operating subsidiaries’ existing business operations upon expiration in a timely manner or at all. If our operating subsidiaries cannot obtain or maintain all licenses required to operate our operating subsidiaries’ business, planned new business operations and expansion may be delayed, and our operating subsidiaries’ ongoing business could be interrupted. Our operating subsidiaries may also be subject to prosecutions and penalties.

We face risks related to natural disasters, health epidemics, and other outbreaks, which could significantly disrupt our operations.

Our business may be adversely affected by instability, disruption, or destruction in a geographic region of China in which our operating subsidiaries operate, regardless of cause, including international supply chain disruptions or delays, war, terrorism, riot, civil insurrection, or social unrest, and natural or manmade disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease (including the COVID-19 pandemic). Such events may cause our customers to suspend their decisions to purchase our products, as well as give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel, physical facilities, and operations, which could materially adversely affect our financial results.

Outbreaks of disease among livestock and poultry flocks could harm the Company’s revenues and operating margins.

The Company is subject to risks associated with the outbreak of disease in pork and beef livestock, and poultry flocks, including African swine fever (ASF), Bovine Spongiform Encephalopathy (BSE), pneumo-virus, Porcine Circovirus 2 (PCV2), Porcine Reproduction & Respiratory Syndrome (PRRS), Foot-and-Mouth Disease (FMD), Porcine Epidemic Diarrhea Virus (PEDv), and Highly Pathogenic Avian Influenza (HPAI). The outbreak of such diseases could adversely affect the Company’s supply of raw materials, increase the cost of production, reduce utilization of the Company’s harvest facilities, and reduce operating margins. Additionally, the outbreak of disease may hinder the Company’s ability to market and sell products within mainland China.

In recent years, the outbreak of ASF has impacted hog herds in China, Asia, and Europe. If an outbreak of ASF were to occur in China again in the future, the Company’s supply of hogs and pork could be materially impacted.

The Company has developed business continuity plans for various disease scenarios and will continue to update these plans as necessary. The Company also regularly engages in meat raw material stockpiling, ensuring ample inventory preparedness to withstand negative external influences. There can be no assurance given, however, that these plans will be effective in eliminating the negative effects of any such diseases on the Company’s operating results.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.

The COVID-19 pandemic has caused volatility in the global economy and resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus. However, as a whole, our business and operations have not been affected by the pandemic-related lockdowns in mainland China during COVID-19 pandemic. As food is a key staple commodity, and our products have a relatively long shelf life and are easily stored because of vacuum packaging, demands for our products, including cured meat products, snack products and frozen meat products, remained strong in mainland China during the COVID-19 pandemic, and we have not experienced a decline in consumer demand for our products in mainland China. In addition, our operating subsidiaries employ multiple sales channels, with the channels of supermarkets and online sales experiencing growth during the COVID-19 pandemic.

While the severity of COVID-19 has diminished as of the date of this annual report, the impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place.

The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

We are subject to risks of loss of proprietary information.

Our ability to compete successfully and/or to achieve future growth in sales will depend, in part, on our ability to protect our proprietary information relating to our product development, production, and marketing of processed meat products. Our directors and executive officers and all other employees, who may come into possession of such proprietary information including our technical know-how and our customer database in the course of their employment with us, are under an obligation to maintain confidentiality on any such information during their term of employment with us, as well as for a prescribed period after the cessation of their employment. However, there is no assurance that such confidentiality obligations will not be breached. In the event of a disclosure of our proprietary information by any employee in breach of their confidentiality obligations, in particular, where disclosure is made to third parties who may be our competitors or prospective competitors, our ability to compete against such parties may be materially and adversely affected. This would, in turn, have a material adverse impact on our business and profitability as well as our prospects.

We may be harmed by negative publicity.

We operate in a highly competitive industry, and there are other companies in the market that offer similar products. We rely on the positive feedback of our loyal customers to expand our customer base. Thus, customer satisfaction is critical to the success of our business, as this will also result in potential referrals from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations, and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports and publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that we will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and the results of operations.

We may be affected by adverse changes in taxation law, tax treaties and in the practices of tax authorities.

Changes in taxation legislation, tax treaties and in the practices of tax authorities can affect investment behavior which can have the effect of making specific kinds of investment products either more or less attractive to existing or potential investors.

We cannot predict the impact of future changes to tax legislation, tax treaties and the practices of tax authorities on our business or on the attractiveness of our investment projects. Amendments to existing tax legislation (in particular if there is a withdrawal of any available tax relief or an increase in tax rates) and tax treaties or the introduction of new rules and new tax treaties or changes in the practices of tax authorities may affect the investment decisions of either existing or potential investors. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, the introduction of new tax legislation and tax treaties, a change in the interpretation of tax legislation, any change in the enforcement of such legislation or any particular change in our tax treatment could have a material adverse effect on our business, growth prospects, fee income, results of operations and/or financial condition.

Our current insurance policies may not provide adequate levels of coverage against all claims and we may incur losses that are not covered by our insurance.

We believe we maintain insurance coverage that is customary for businesses of our size and type. However, we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Uninsured losses or claims, if they occur, could have a material adverse effect on our reputation, business, results of operations, financial condition, or prospects.

We might face risks related to compliance with environmental regulations in mainland China, including waste disposal, water usage, emissions standards, and other environmental guidelines. Changes in regulations or failure to comply could result in fines, legal actions, or operational constraints.

We are subject to various domestic environmental laws and regulations that govern the discharge of pollutants and disposal of wastes, and which may require that we investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. We could incur substantial cleanup costs, fines and civil or criminal sanctions, third party property damage or personal injury claims as a result of violations or liabilities under these laws or non-compliance with environmental permits required at our facilities. We also could be subject to future laws and regulations that govern greenhouse gas emissions and various matters related to climate change and other air emissions, which could increase our operating costs.

We believe that we operate our businesses in compliance in all material respects with applicable environmental laws and regulations. As of the date of this annual report, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China. However, we may be involved in lawsuits and other proceedings involving alleged violations of, or liabilities arising from, environmental laws. When our liability is probable and we can reasonably estimate our costs, we record environmental liabilities in our financial statements. However, in many cases, we are not able to determine whether we are liable or if liability is probable or to reasonably estimate the loss or range of loss. Estimates of our liability remain subject to additional uncertainties, including the nature and extent of site contamination, available remediation alternatives, the extent of corrective actions that may be required, and the extent of our responsibility for the remediation. We have taken, and expect to take all reasonable measures to control any probable contamination, however, future developments, administrative actions or liabilities relating to environmental matters, could have a material adverse effect on our financial condition or results of operations.

Risks Relating to the ADSs and the Trading Market

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Ordinary Shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights attached to the Ordinary Shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the Ordinary Shares underlying your ADSs. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Ordinary Shares which are represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Ordinary Shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Ordinary Shares represented by your ADSs, unless you cancel the ADSs and withdraw the shares and become the registered holder of such Ordinary Shares prior to the record date for the general meeting. Under our articles of association, the minimum notice period required to be given by our Company to our registered shareholders to convene a general meeting will be 14 clear days, (or, in respect of an annual general meeting, 21 clear days).  When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Ordinary Shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Ordinary Shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.  If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 business days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Ordinary Shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Ordinary Shares underlying your ADSs are voted and you may have no legal remedy if the Ordinary Shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for the ADSs will give us a discretionary proxy to vote the Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, our Ordinary Shares, or the expiration of lock-up agreements that restrict the issuance of new ADSs or Ordinary Shares or the trading of outstanding ADSs or Ordinary Shares, could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate action events such as a rights offering. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if the foregoing jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or Exchange Act in state or federal courts. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the Securities Act and the Exchange Act. The state and federal courts sitting in New York generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provisions are generally enforceable under the U.S. federal laws and the laws of the State of New York, subject to certain exceptions, such as corruption, fraud or undue means. Therefore, we believe that the arbitration provision in the deposit agreement is enforceable under the U.S. federal laws and the laws of the State of New York.

The deposit agreement may be amended or terminated without your consent.

We and the depositary may amend or terminate the deposit agreement without your consent. Such amendment or termination may be done in favor of our Company. Holders of the ADSs, subject to the terms of the deposit agreement, will receive notice in the event of an amendment that prejudices a substantial existing right or a termination. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. The deposit agreement may be terminated at any time upon a prior written notice. Upon the termination of the deposit agreement, our Company will be discharged from all obligations under the deposit agreement, except for our obligations to the depositary thereunder.

Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The deposit agreement expressly limits the obligations and liability of us and the depositary. For example, the depositary is not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, Hong Kong or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our articles of association, or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure).

In addition, the depositary and any of its agents also disclaim any liability for (i) any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities or the credit-worthiness of any third party, (iv) any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary. These provisions of the deposit agreement will limit the ability of holders or beneficial owners of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The depositary for the ADSs will give us a discretionary proxy to vote our Ordinary Shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Ordinary Shares underlying your ADSs at shareholders’ meetings, unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we are aware or should reasonably be aware that there is substantial opposition from holders against the outcome for which we would vote; or

●	the outcome for which we would otherwise vote on would materially and adversely affect the rights of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Ordinary Shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our Company. Holders of our Ordinary Shares are not subject to this discretionary proxy.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

In preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2024, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. accounting principles (“U.S. GAAP”) and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with U.S. GAAP and the SEC requirements. Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and a procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, we are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Our holding company structure and potential restrictions on the payment of dividends could materially adversely affect our market price.

Wing Yip is a holding company with no direct business operations other than its ownership of the capital stock of its subsidiaries and equity investees. Wing Yip’s principal assets are the equity interests it directly or indirectly holds in its operating subsidiaries. As a holding company, Wing Yip’s ability to pay dividends and meet its other obligations depends upon the amount of distributions, if any, received from its operating subsidiaries and other holdings and investments. Wing Yip’s operating subsidiaries and other holdings and investments, from time to time, may be subject to restrictions on their ability to make distributions to Wing Yip, including, but not limited to, as a result of restrictive covenants contained in loan agreements, restrictions on the conversion of local currency earnings into U.S. dollars or other currency, and other regulatory restrictions. For example, legal restrictions permit payments of dividends by our business entities in mainland China only out of their retained earnings, if any, determined in accordance with relevant accounting standards and regulations of mainland China. Under mainland China law, such entities are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends. The foregoing restrictions may also affect Wing Yip’s ability to fund the operations of one subsidiary with dividends and other payments received from another subsidiary. Distributions may also be limited from time to time by reason of the current cash requirements of Wing Yip’s operating subsidiaries. Such restrictions on payments involving entities organized in mainland China could adversely affect our liquidity, our business results, and thus, the price of the ADSs.

In addition, were we able to declare dividends, such dividends could only be paid by us out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) permitted under Hong Kong law. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such a portion of profits will not be available to be reinvested in our operations. See “Description of Share Capital.” Dividends must be paid in accordance with the procedures and requirements specified in our articles of association. When recommending dividends, our directors must act in the general interest of all classes of shareholders and must not favor any one class at the expense of another in accordance with Hong Kong law.  The payment and the amount, form, and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory, and contractual restrictions on the payment of dividends by us, future prospects, and other factors that our directors may consider relevant. Our board of directors has discretion as to whether to distribute dividends and determine new dividend policies, subject to certain requirements of Hong Kong law. Holders of the ADSs will be entitled to receive dividends pro rata according to the amounts paid up or credited as paid up on the Ordinary Shares.

We may need to raise additional funds to support our business operations or to finance future acquisitions, including through the issuance of equity or debt securities, which could have a material adverse effect on our ability to grow our business.

If we do not generate sufficient cash from operations or do not otherwise have sufficient cash and cash equivalents to support our business operations or to finance future acquisitions, we may need to raise additional capital through the issuance of debt or equity securities. We may not be able to raise cash in future financing on terms acceptable to us, or at all.

Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of the ADSs. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of the ADSs. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our plans to the extent of available funding, which could harm our ability to grow our business.

We are a Hong Kong company and it may be difficult for you to enforce judgments outside Hong Kong against us or certain of our directors or officers who reside in Hong Kong.

We are a holding company incorporated under the laws of Hong Kong. As a result, the rights of holders of our Ordinary Shares will be governed by Hong Kong law, and our articles of association, as may be amended from time to time. The rights of shareholders under Hong Kong law may differ from the rights of shareholders of companies incorporated in other jurisdictions. All of our directors and officers reside outside the United States and our material assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability provisions of the United States securities laws. Even if investors are successful in realizing judgments against such persons in courts of the United States, the laws of Hong Kong or mainland China may render such investors unable to enforce the judgment against our assets or the assets of our officers and directors. Also, investors may have difficulty in bringing an original action based upon the United States federal securities laws against such persons in mainland China courts. Additionally, there is uncertainty as to whether the courts in Hong Kong will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Hong Kong against us or our directors or officers under the securities laws of other jurisdictions.

Furthermore, we have been advised by our counsel as to the laws of Hong Kong, Patrick Mak & Tse, that in Hong Kong, foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity, but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of mainland China judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

Our articles of association restrict shareholders from bringing legal action against our officers and directors.

Our articles of association that contain a broad waiver by our shareholders of any claim or right of action such shareholder may have, whether individually or by or in our right, against any of our directors or officers on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us; provided that such waiver does not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer. This waiver limits the right of shareholders to assert claims against our directors and officers unless the act or failure to act involves any fraud or dishonesty of such director or officer.

We have provisions in our articles of association that may discourage a change of control.

Our articles of association contain provisions that could delay or prevent a change of control of our Company that a shareholder might consider favorable. These provisions include, among others:

●	subject to the prior approval of our shareholders, our board of directors is permitted to issue any shares and to fix the price, rights, preferences and restrictions of any such shares, provided that, among other things, no shares shall be issued to transfer a controlling interest in the Company without the prior approval of our shareholders in general meeting;

●	provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders;

●	the approval of a majority of not less than three-fourths of the votes cast by our shareholders, being entitled so to do, voting in person or by proxy, is required to effect amendments to our articles of association; and

●	the requirement for shareholders wishing to propose a person for election as a director to give the Company advance written notice of nomination of such person for the election of director.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We incur substantial increased costs as a result of being a public company in the U.S.

The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the ADSs that is held by non-affiliates exceeds US$700 million as of the end of the second quarter of that fiscal year, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of the ADSs or the anticipation of future sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could cause the market price of the ADSs to decline. As of the date of this annual report, 50,330,928 of our Ordinary Shares are issued and outstanding. Among these shares, 2,357,500 are in the form of ADSs. All our ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently are a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. We are not required by the corporate governance practice in our home country to have a majority of our board of directors consisting of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and, as a result, the level of board oversight on the management of our Company may be less than if a majority of our board consisted of independent directors. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to U.S. issuers, if we cannot continue to satisfy the listing requirements and other rules of Nasdaq, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially met the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq criteria for maintaining our listing, our securities could be subject to delisting.

If Nasdaq does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that the ADSs is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades, transactions or transfers of Ordinary Shares entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any Ordinary Share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares or ADSs to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) except in the case of a transfer to executors, administrators or trustees of the estate of a deceased shareholder, in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed three; (v) the shares transferred are free of any lien in favor of us; and (vi) a fee of such maximum sum as the Korea Exchange (“KRX”) or Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer of Ordinary Shares, they shall, within one month after the date on which the instrument of transfer was lodged with the Company, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares may, after notice has been given by advertisement in an appointed newspaper and in accordance with the requirements of any stock exchange on which our shares or ADSs are listed or by electronic means as may be accepted by such stock exchange(s), be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the ADSs purchased by investors in the public offering. The ADSs are listed on Nasdaq, and the legal title to such ADSs trading on Nasdaq remain with the Depository Trust Company (“DTC”). All market transactions with respect to the ADSs are conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for the ADSs and the ADSs price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. It was determined we are not a PFIC for the current year. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs, our PFIC status will depend in large part on the market price of the ADSs. Accordingly, fluctuations in the market price of the ADSs may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs from time to time) that may not be within our control. If we are a PFIC for any year during which you hold the ADSs, we will continue to be treated as a PFIC for all succeeding years during which you hold the ADSs. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you still may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company (“PFIC”) Consequence.”

The price of the ADSs could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to issue additional ADSs or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

We are traded on more than one market and this may result in price variations and adversely affect the liquidity and value of the ADSs and potentially facilitate market manipulation.

Our Ordinary Shares have traded on the Korea Securities Dealers Automated Quotations (“KOSDAQ”) of KRX since 2018 and, our ADSs have traded on the Nasdaq Capital Market since November 2024. Trading in our ADSs or Ordinary Shares on these markets takes place in different currencies (U.S. dollars on the Nasdaq Capital Market and Korean won on the KOSDAQ), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and South Korea). The trading prices of our Ordinary Shares and the ADSs on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the KOSDAQ could cause a decrease in the trading price of the ADSs on the Nasdaq Capital Market. Investors could seek to sell or buy our Ordinary Shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Arbitrage can disrupt markets and reduce liquidity. It may facilitate market manipulation and harm long-term shareholders by increasing trading costs and spreading false information. Additionally, it can fragment markets, making it harder for investors to achieve best execution and eroding market efficiency.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Our operations commenced on December 2, 2010 through our wholly owned subsidiary Wing Yip GD in Guangdong, China. On April 24, 2015, Wing Yip was established in Hong Kong as a limited liability company. In December 2015, Wing Yip acquired 100% equity interests in Wing Yip GD, and as a result, Wing Yip became the holding company of Wing Yip GD. On November 26, 2017, Horgos Wing Yip Brand Business Service Co., Ltd. was established as a wholly owned subsidiary of Wing Yip GD, which was voluntarily dissolved in September 2022.

In 2018, we were successfully listed on KOSDAQ (stock code: 900340). On August 12, 2020, Wing Yip HN was established as a private limited liability company in Hainan, China, as a wholly owned subsidiary of Wing Yip GD. On August 3, 2021, Huaiji Wing Yip Food Technology Co., Ltd. was established as a private limited liability company in Guangdong China, as a wholly owned subsidiary of Wing Yip GD, which was voluntarily dissolved in February 2024.

As of the date of this annual report, Wing Yip GD has seven branches, each of which operate its own physical store in Guangdong Province, China. See “Item 4. Information on the Company — B. Business Overview — Facilities.”

Completion of the Initial Public Offering (“IPO”)

On November 27, 2024, the Company closed its IPO of 2,050,000 ADSs, at a public offering price of $4.00 per ADS. The gross proceeds to the Company from the IPO, before deducting the underwriting discounts, the non-accountable expense allowance, and other expenses, were US$ 8.20 million. On January 8, 2025, the underwriters exercised the over-allotment option in full to purchase the additional 307,500 ADSs. The closing for the sale of the over-allotment ADSs took place on January 14, 2025, resulting in additional gross proceeds of $1,230,000, before underwriting discounts and offering expenses. As a result, the Company has raised aggregate gross proceeds of approximately US$9.43 million in the IPO, including the full exercise of the over-allotment option, prior to deducting underwriting discounts and offering expenses payable by the Company.

The ADSs were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WYHG” on November 26, 2024.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our Ordinary Shares have been listed on KOSDAQ since 2018 and have been trading on the Nasdaq Capital Market since November 26, 2024. Our principal executive office is located at No. 9, Guanxian North Rd, Huangpu Town, Zhongshan, Guangdong, China, and our phone number is 86-760-23215457. Our registered office in HK is at Unit B, 17/F, United Centre, 95 Queensway, admiralty, HK. We maintain a corporate website at http://ir.wingyip-food.com/. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

Through the operating subsidiaries in China, we are one of the notable meat product processing companies in China. According to the industry report produced by Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”), whom we commissioned in October 2023, in fiscal year 2022, based on retail sales of cured meat products in mainland China, we ranked second with a market share of 9.2%. As of the date of this annual report, our products are primarily marketed and sold across 18 provinces in mainland China through 7 self-operated stores, 87 distributors, including major retail outlets and supermarkets and 7 e-commerce platforms, including one platform owned by us.

The operating subsidiaries are primarily engaged in the processing, sales and distribution of i) cured meat products, including cured pork sausages, cured pork meat and other cured meat products, such as cured chicken, cured duck and cured fish; ii) snack products, including ready-to-eat sausages, jerky, duck necks, duck feet and claypot rice; and iii) frozen meat products, including frozen sausages, frozen beef patties and frozen chicken breast fillets.

We, through the operating subsidiaries, sell and market our products under our flagship brand “Wing Yip” (“荣业”), which can trace its history back to 1915, when our predecessor business began processing and selling cured sausages under the name “Wing Yip” (“荣业”). Since the commencement of operations through our subsidiary, Wing Yip GD in 2010, we have continuously developed our business and built our brand. In addition to “Wing Yip” (“荣业”), we have also developed the snack product brands “Jiangwang” (“匠王”) and “Kuangke” (“狂客”).

We, through the operating subsidiaries, focus on product development and are committed to improving product quality and expanding our product offerings to cater to evolving consumer preferences. As of the date of this annual report, our research and development department is composed of 51 employees and it closely collaborates with the sales and marketing department, and the production department to periodically introduce new products and enhance the ingredients and packaging of existing products. We also enter into strategic cooperation agreements with external research institutions for the development of new products and product formulas. Leveraging our expertise in new product development, we developed and introduced 62, 51 and 81 new products to the market, during fiscal years 2022, 2023 and 2024, respectively.

We also pride ourselves in upholding high standards for food safety, product quality and sustainability. The operating subsidiaries have stringent quality control systems in place at every stage of our value chain, from processing to sales and distribution. The operating subsidiaries have obtained internationally recognized quality assurance certifications, including (i) the ISO 22000:2018 Food Safety Management System Certificate, and (ii) the Hazard Analysis and Critical Control Point (HACCP) System Certificate.

We generate revenue primarily from sales of cured meat products, snack products and frozen meat products.

For the fiscal years ended December 31, 2022, 2023 and 2024, we had total revenue of approximately US$130,789,405, US$134,068,317, and US$144,629,055, respectively, representing an increase by approximately 2.51% from fiscal year 2022 to 2023, and an increase by approximately 7.88% from fiscal year 2023 to 2024. Revenue derived from sales of cured meat products accounted for approximately 67.58%, approximately 62.11% and approximately 59.47% of the total revenue for those fiscal years, respectively. Revenue derived from sales of snack products accounted for approximately 27.45%, approximately 32.55% and approximately 34.59% of the total revenue for those fiscal years, respectively. Revenue derived from sales of frozen meat products accounted for approximately 4.96%, approximately 5.34% and approximately 5.58% of the total revenue for those fiscal years, respectively.

Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Excellent Track Record and Reputation

We, through the operating subsidiaries, have an excellent track record in China’s meat processing market and have established a strong brand recognition under the “Wing Yip” (“荣业”) brand. Our “Wing Yip” (“荣业”) brand was awarded the title of the “Most Popular Cured Meat Brand in the Guangdong-Hong Kong-Macao Region” by a joint collaboration of China High-end Restaurant & Hotel Asian Leaders Summit, Guangdong Culinary Association, International 5-S Association, The Association for Hong Kong Catering Services Management LTD., The United Association of Food and Beverage Merchants of Macao, and “Guangdong Cuisine” Magazine in 2015. In 2017, we, through our operating subsidiaries, were honored with the title of “Guangdong Time-Honored Brand” by the Guangdong Time-Honored Brand Working Committee. Additionally, in 2017, we, though the operating subsidiaries, were recognized as the “Leading Agricultural Enterprise” in Zhongshan City by the People’s Government of Zhongshan City. In 2021, we through the operating subsidiaries, was awarded “National Key Leading Enterprise in Agricultural Industrialization”, by a joint collaboration of certain government authorities. For more information, see “Item 4. Information on the Company — B. Business Overview — Licenses, Awards and Certificates.”

The operating subsidiaries promote our brand and products through various channels, including outdoor advertisements, television commercials, and large-scale exhibitions. In recent years, to expand our consumer coverage, the operating subsidiaries have also begun promoting our brand through e-commerce platforms. See also “Item 4. Information on the Company — B. Business Overview — Distribution — E-commerce Platforms.” We believe that our understanding of industry trends and consumer preferences, as well as our ability to provide quality meat products, have bolstered consumer confidence in us and enhanced our reputation within the industry.

Focus on Quality Control and Maintaining High Standards for Food Safety.

We believe that the safety and quality of our meat products are crucial to our success. We, through the operating subsidiaries, have established rigorous and comprehensive food safety and quality control systems to ensure the quality of our meat products. The operating subsidiaries are dedicated to ensuring high safety and quality standards for both our meat products and the raw materials that the operating subsidiaries procure for their production. The operating subsidiaries have obtained internationally recognized quality assurance certifications, including the ISO 22000:2018 Food Safety Management System Certificate, and Hazard Analysis and Critical Control Point (HACCP) System Certificate for our processing facilities since 2017. As of the date of this annual report, our quality control team consists of 7 members, all of whom possess qualifications relevant to internal product quality testing. Our quality control team closely monitors our processing procedures.

To ensure the safety and quality of our products, we, through the operating subsidiaries, have also established and maintained strict technical specifications and procedures for each processing step. Our products comply with the standards set by the China National Medical Products Administration and routinely undergo relevant tests to determine the presence of veterinary drugs or prohibited chemicals (such as Sudan red dyes), consistent with industry practices prescribed by such regulatory authority. We, through the operating subsidiaries, have established and operationalized supplier control measures, including a supplier assessment system based on various factors, such as product quality and service standards. The operating subsidiaries also conduct sampling tests on the raw materials they procure to ensure their quality meets relevant standards. Our quality control team is responsible for controlling the quality of incoming raw materials. See also “Item 4. Information on the Company — B. Business Overview — Quality Control and Food Safety.”

As of the date of this annual report, the operating subsidiaries have not incurred any significant fines or penalties from any relevant government authorities due to the quality or safety of our products, nor have we been required to conduct any significant product recalls.

Strong Product Development Capabilities and a Diverse Range of Innovative Products.

We, through the operating subsidiaries, are dedicated to enhancing our product quality and expanding our product variety to meet evolving consumer preferences. Our product development strategy includes introducing new products as well as improving the ingredients and packaging of existing products. Leveraging our expertise in new product development, we, through the operating subsidiaries, developed and introduced 62, 51 and 81 new products to the market, during fiscal years 2022, 2023 and 2024, respectively, including ready-to-eat western-style sausages, health foods (such as chicken breast fillets), and frozen meat products. During fiscal years 2022, 2023 and 2024, our research and development costs were approximately US$4.11 million, US$4.25 million, and US$4.97 million, accounting for 14.77%, 15.25% and 17.13% of our total operating costs, respectively.

As of the date of this annual report, our internal technical R&D department consists of 51 members, primarily responsible for developing new products and improving the formulations of existing products. Our technical R&D department actively collaborates with our sales and marketing department, as well as the production department, to gather market intelligence from various segments. This enhances our understanding and adaptability to changes in consumer tastes and preferences, with particular focus on product flavor, appearance, ingredients, and packaging, while maintaining our production costs at an acceptable level. In addition to our in-house R&D engineers, as of the date of this annual report, we, through the operating subsidiaries, also collaborate with 6 external R&D consultants who have rich experience in food processing technology, flavorings, and food additives, to develop new products. Furthermore, to stay updated on the latest market developments and trends, we, through the operating subsidiaries, have signed strategic research collaboration agreements with 4 strategic partners, including research institutions and flavor suppliers, to develop new products. In addition, we, through our operating subsidiaries, have also retained six external consultants to provide consulting services for product development and product quality.

In an effort to take advantage of the improving living standards and increasing health awareness among end consumers in China, we, through the operating subsidiaries, have initiated a strategic collaboration with Foodnamoo, Inc., a Korean company engaged in manufacturing and distributing packaged meat products, listed on KOSDAQ (stock code: 290720), a stock exchange in the Republic of Korea (“Korea”). To this end, in 2021, we established a joint venture company Food Health Technology (China) Holdings Group Limited (“Food Health”), with Foodnamoo, Inc. in Hong Kong, under a joint venture shareholders’ agreement by and between us and Foodnamoo, Inc., dated November 30, 2020 (the “Joint Venture Agreement”), to develop healthy foods such as chicken breast fillets in mainland China. Under the Joint Venture Agreement, we will hold a 40% equity interest in of Food Health and Foodnamoo, Inc. will hold a 60% equity interest, and there will be four directors, made up of two directors from us and two directors from Foodnamoo, Inc. The Joint Venture Agreement also imposes certain restrictions on our and Foodnamoo, Inc.’s ability to engage in the same or similar product activities as Food Health in the PRC without mutual consent, subject to certain exceptions and we cannot directly or indirectly solicit or employ each other’s executive or managerial individuals for the time period when such individual in question is a shareholder of Food Health and for a period of 12 months after such individual in question ceases to be a shareholder of Food Health.

On April 18, 2025, the Company entered into a Joint Venture Termination Agreement (the “JV Termination Agreement”) to, among other things, terminate the Joint Venture Framework Agreement, the Test Product Production Agreement, and the Joint Venture Agreement, and to dissolve the PRC and Hong Kong joint venture entities. As of the date of this annual report, the Company is still in the process of deregistering both entities.

However, we anticipate continuing developing and launching new products to cater to the growing demand for a healthier lifestyle among the new generation of consumers. In 2024, we developed plant-based meat alternatives made from plant proteins, and launched frozen plant-based meat patty products with various flavors, including beef, chicken and pork flavors. We believe that our product development capabilities will enable us to expand our product offerings, differentiate ourselves from competitors, and maintain sustainable growth and development.

Extensive sales and distribution network.

Our sales and distribution network covers a wide geographical area and encompasses all major distribution channels. As of the date of this annual report, we, through the operating subsidiaries, operate 7 self-owned stores in Guangdong Province. See “Item 4. Information on the Company — B. Business Overview — Facilities.” We also utilize a distribution model by selling our products to third-party distributors, including large supermarkets, retailers, and wholesalers. As of the date of this annual report, we, through the operating subsidiaries, have 87 distributors, enabling our meat products to reach consumers in 18 provinces across mainland China, including Guangdong, Zhejiang, Shanghai, and Hunan. We have optimized our distribution structure through careful and standardized selection. This network extends to numerous sales points, allowing us to sell our products in markets ranging from provinces to counties and even covering some remote areas in China. We believe that the scale of our sales and distribution network gives us a competitive advantage over our competitors. Additionally, we benefit from the high level of commitment from our distributors, many of whom have long-standing partnerships with us.

To strengthen our customer relationships, we maintain a dedicated sales team that periodically visits our distributors to gather feedback on our products and offer assistance. We work closely with our distributors to understand the needs of end consumers, devise marketing plans, and expand our product offerings. We believe that our stable business relationships with distributors also enable us to successfully launch new products tailored to specific tastes and preferences of end consumers.

To capitalize on the opportunities presented by China’s rapidly growing e-commerce landscape and meet the demand for convenient shopping, we, through the operating subsidiaries, began operating our online store, the Wing Yip Mall, in October 2017 (shop.wingyip-food.com). We also collaborate with third-party e-commerce operators to expand our distribution channels to well-known e-commerce platforms, including Tmall, JD.com, TikTok (Chinese version), Kuaishou, Pinduoduo, and 1688. Through these online platforms, the operating subsidiaries directly sell our products to end consumers and increase our market share in the Chinese online market. During fiscal years 2022, 2023 and 2024, our revenue derived from e-commerce platforms was approximately US$2.92 million, approximately US$1.78 million and approximately US$2.08 million, respectively, accounting for approximately 2.24%, approximately 1.33% and approximately 1.44% of our total revenue, respectively.

An Experienced and Capable Management Team.

We have an experienced and capable management team with a wealth of market knowledge and experience in the Chinese food and food processing industry. Our Executive Directors, Mr. Xiantao Wang and Ms. Tingfeng Wang, each possesses over 10 years of experience in business management and the food processing industry, enabling us to better understand market trends, develop new products, and identify and capture new business opportunities. Our senior management team also brings extensive operational and management experience in the production of processed foods in China, product development, marketing, and human resources management. We believe that their active involvement in the operating subsidiaries’ day-to-day operations allows them to make timely decisions when needed.

Our Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

Providing Customized Chinese-style Pre-cooked Meat Products for Various Businesses, Specifically Offline Dining Chain Brands and Fast-food Brands

We are exploring new business opportunities and aim to provide customized Chinese-style pre-cooked meat products for various businesses, including offline dining chains and fast-food enterprises. We expect that this approach will allow for tailored solutions that can meet the specific requirements and taste profiles of different brands, fostering stronger partnerships.

Chinese-style pre-cooked meats such as barbecued pork (char siu) hold a significant place in Chinese cuisine. By providing these products to offline dining chains, we expect to tap into the market’s desire for authentic and quality ingredients. This move is designed to cater to a growing consumer base seeking traditional flavors in a convenient, ready-to-use format. Fast-food brands, especially those specializing in items such as instant noodles or claypot rice dishes, require ready-to-use meat products for quick preparation. Offering sausages or cured meats specifically tailored for these types of dishes addresses the need for convenience, ultimately catering to the fast-paced nature of this market segment. The emphasis on “customized” products signifies our flexibility and willingness to collaborate closely with our business clients. We believe that the introduction of these specialized meat products will set us apart in the market, distinguishing us from our competitors. We expect this strategy to position us as a provider of high-quality, authentic Chinese-style meats, potentially opening up opportunities for expansion and market penetration.

Increasing Investment in Developing Snack Products

We, through the operating subsidiaries, are committed to increasing investment in snack products in our future development, particularly focusing on the research and market promotion of snack products such as ready-to-eat sausages and claypot rice. We believe that with the growing demand from consumers for delicious, convenient, and diverse snack options, the snack food market holds tremendous growth potential. As of December 31, 2024, we have a total of 149 varieties of snack products, accounting for 33.94% of the overall product range. In the future, we will further increase the proportion of snack products in our portfolio.

We will also employ marketing strategies such as brand upgrades, innovative packaging designs, and virtual idol AI live streaming to better attract young consumers and meet their demands for delicious snacks and brand experiences. Simultaneously, we will continuously expand our distribution channels, such as convenience stores and kiosks, to integrate our products more widely into the daily lives of young people.

We believe that the vast growth opportunities in the snack food market will provide strong support for our strategies in future development. Through continuous innovation, high-quality products, and market expansion, we aim to achieve greater success in the competitive market.

Continuing to Expand our Product Range of Healthy Foods

We plan to dive deeper into the healthy food sector, with a focus on a core product line centered around chicken, specifically catering to the nutritional needs of fitness enthusiasts by offering high-protein, low-fat options. Additionally, we will actively innovate in the plant-based meat product category to meet the growing demand for sustainable, healthy, and plant-based foods among consumers.

We believe that the potential in the healthy food market is immense. As people increasingly prioritize a healthy lifestyle and the demand for quality protein and plant-based diets rises, our strategies will explore vast opportunities in the market. We will be driven by innovation, combining premium ingredients with advanced production techniques to create delicious products that fulfill nutritional requirements of customers. In the field of health foods, our goal is to become the preferred brand trusted by consumers. We will continuously strive for quality, innovation, and health, seizing market opportunities through the expansion of our product range and sales channels.

Developing a New Line of Pre-Made Meal Products

We understand that the fast-paced lifestyles of young people have led to an increasing demand for convenient foods. We plan to actively develop and launch a new frozen sausage and pre-made meal product line, closely aligned with the consumption habits of modern young individuals. Our aim is to provide them with convenient, delicious, and nutritionally balanced food choices. As of the date of this annual report, we have initiated the research and development process. In mid-July 2024, we conducted small-scale trial production of two new products and obtained positive feedback from the market. We plan to establish formal production lines at the end of 2024, and conduct mass production for the new series by the first quarter of 2025.

To develop and introduce the new line of pre-made meal products to the market, we intend to strengthen our research and development capabilities by (i) hiring more R&D engineers, (ii) upgrading our existing R&D production equipment, and (iii) enhancing collaboration with external research institutions for new product development and market research on consumer preferences. We believe that our robust product development capabilities, combined with our well-known brand name and extensive sales and distribution network, provide a strong foundation for us to develop and launch new products into the market.

Establishing Chain Claypot Rice Restaurants

We plan to establish a series of chain restaurants specializing in cured meat claypot rice to meet the modern consumers’ pursuit of delicious, convenient, and innovative dining. We will blend the concepts of traditional sausages and claypot rice to create a unique menu, with diverse range of flavors to cater to different consumer preferences. By establishing a standardized and efficient supply chain system, we will ensure that each chain restaurant can provide consistently high-quality cured meat claypot rice. This will include the supply of quality raw materials, strict food safety processes, and standardized production techniques.

We launched our first chain of cured meat claypot rice restaurants in July 2024. We will prioritize brand building and marketing efforts, using multiple channels to promote our unique dining concept and delicious products to consumers. Additionally, we aim to establish close connections with young consumers through social media. In addition to self-owned restaurants, we will introduce a franchise model to rapidly expand our brand’s influence. We will provide comprehensive training, support, and operational guidance to franchisees, ensuring their success in running their businesses. Through our chain of claypot rice restaurants featuring traditional cured meat products, we aim not only to preserve culinary heritage but also to provide consumers with a new dining experience and offer fresh choices to the market.

Strengthening Product Quality and Food Safety Controls

As of the date of this annual report, we have engaged a third-party quality testing center to conduct regular quality inspections and certifications of our products in accordance with applicable laws and regulations. We have established our own quality testing center in April 2024. Our quality testing center is currently used for testing our own products. Once we obtain all governmental permits, which is expected to be completed in 2026, the quality testing center will be open to other market participates for quality testing. By establishing our own quality testing center, we believe that the data collected related to product quality issues can be further analyzed, enabling us to better understand and detect any potential risks and quality issues at an early stage. This, in turn, will help us improve our product quality and strengthen our food safety controls. Additionally, we believe that after obtaining the relevant certifications, offering certification services to other third-party suppliers can expand our sources of income.

Our Products

Overview

We, through our operating subsidiaries, offer a wide range of meat products. The main categories of our products are i) cured meat products, including cured pork sausages, cured pork meat and other cured meat products, such as cured chicken, cured duck and cured fish; ii) snack products, including ready-to-eat sausages, jerky, duck necks, duck feet and claypot rice; and iii) frozen meat products, including frozen sausages, frozen beef patties and frozen chicken breast fillets.

The following tables present our revenue for the fiscal years ended December 31, 2022, 2023 and 2024.

		Revenue
		Fiscal Year Ended December 31,
	2024	2023	2022
Cured Meat Products		$	$
– Cured Pork Sausages	56,415,055	48,589,050	53,437,430
– Cured Pork Meat	16,558,601	21,972,199	19,151,374
– Other Cured Meat Products	13,042,373	12,714,581	15,804,689
Snack Products	50,541,248	43,635,556	35,906,342
Frozen Meat Products	8,071,778	7,156,931	6,489,570
Total	144,629,055	$134,068,317	$130,789,405

Cured Meat Products

Most of our revenue was generated from sales of cured meat products for the fiscal years ended December 31, 2022, 2023 and 2024. Our cured meat products include i) cured pork sausages, ii) cured pork meat and iii) other cured meat products, such as cured chicken, cured duck and cured fish. As of the date of this annual report, we provide over 246 cured meat products.

cured pork sausage	cured pork meat
cured duck	cured fish
cured pork meat with salted egg yolk	cured meat gift box

For the fiscal years ended December 31, 2022, 2023 and 2024, our revenue generated from sales of cured meat products was US$88,393,493, US$83,275,830 and US$86,016,029 respectively, accounting for 67.58%, 62.11% and 59.47% of our total revenue. Generally, the production cycle and lead time for our cured meat products from the date of customer order placement to the date of finished product shipment is approximately 48 to 72 hours. The shelf life of our cured meat products ranges from 90 to 270 days.

Snack Products

Drawing on our experience in producing cured meat products, we, through the operating subsidiaries, have continuously expanded our product portfolio by developing various types of snack products. As of the date of this annual report, we offer more than 154 varieties of snacks, such as ready-to-eat sausages, jerky, duck necks, duck feet, and claypot rice.

Ready-to-eat sausages	jerky
instant claypot rice	grilled meat slices for breakfast
duck necks	duck feet

For the fiscal years ended December 31, 2022, 2023 and 2024, our revenue generated from sales of snack products was US$35,906,342, US$43,635,556 and US$50,541,248, respectively, accounting for 27.45%, 32.55% and 34.95% of our total revenue. Generally, the lead time for production of our snack products from the date of customer order placement to the date of finished product shipment is approximately 72 hours. Our snack products are typically allowed to sit in a dry environment for two days after production to ensure there is no air leakage before packaging for storage and transportation. The shelf life of our snack products ranges from 180 to 270 days.

Frozen Meat Products

To further diversify our product range, we, through the operating subsidiaries, began selling frozen meat products in 2019. Our frozen meat products primarily include frozen sausages, beef patties, and chicken breast fillets. As of the date of this annual report, we offer more than 53 varieties of frozen meat products.

smoked chicken breast fillets	frozen cheddar cheese sausages
frozen pork sausages	frozen cuttlefish style sausages

For the fiscal years ended December 31, 2022, 2023 and 2024, our revenue generated from sales of frozen meat products was US$6,489,570, US$7,156,931 and US$8,071,778, respectively, accounting for 4.96%, 5.34% and 5.58% of our total revenue.

Generally, the lead time for production of our frozen meat products from the date of customer order placement to the date of finished product shipment is approximately 72 hours. The shelf life of our frozen meat products is around 1 year.

Production

Production Process

The production process of our products is illustrated in the following diagram.

●	raw meat and thawing: our raw meat and other raw materials are purchased and stored according to our procurement guidelines. After the production order is confirmed, frozen raw meat will be thawed for further processing. Depending on the thickness of the meat, the thawing process takes approximately six to eight hours.

●	cutting, grinding, and mixing: the thawed raw meat is then cut and ground using a meat grinder and mixed with other complementary ingredients (such as salt, sugar, and other seasonings) for approximately 10 to 15 minutes.

●	filling and baking: the mixed meat blend is filled into molds to achieve the desired final product shape. The addition of ingredients strictly adheres to the product recipe’s requirements, and additives are used according to relevant standards. The filled meat blend is then baked using an oven. The baking time and temperature vary depending on the type of product being produced. Baking times for our products range from 30 minutes to 72 hours, and baking temperatures range from 48 degrees Celsius to 105 degrees Celsius. Certain products, such as sausages, undergo two rounds of baking to ensure thorough and even cooking.

●	trimming, cooling, and packaging: after the meat products have finished baking, some meat processed products are trimmed into their final shapes. Subsequently, the meat processed products are cooled for 1 to 48 hours before being packaged.

●	metal detection and sterilization: we conduct metal detection on packaged products to ensure the safety and integrity of our products by identifying metal contaminants. Low-temperature meat processed products are subsequently sterilized at a core temperature of up to 80 to 100 degrees Celsius for 10 to 20 minutes, while high-temperature meat processed products are sterilized at a core temperature of 105 to 121 degrees Celsius for 15 to 30 minutes. Lower sterilization temperatures are used for low-temperature meat processed products to retain nutritional content, tenderness and flavor. The higher sterilization temperatures for high-temperature meat processed products effectively eliminate more microorganisms, extending shelf life and enabling room temperature storage.

●	freezing: our frozen meat products are subject to a low-temperature freezing process at minus 18 degrees Celsius for 20 minutes.

●	packaging, storage, transportation, and distribution: after sterilization, our products are left idle for two days to detect any issues, such as swelling or leakage. Finally, our meat products are packaged and delivered to warehouses for distribution and sale.

Production Facilities

The operating subsidiaries produce our products through a self-owned food processing plant with a total floor area of approximately 14,339 square meters, located in Zhongshan City, Guangdong Province. See “Item 4. Information on the Company — B. Business Overview — Facilities”. As of the date of this annual report, the operating subsidiaries have 12 production lines for processing cured meat products, 6 production lines for processing snack products, and 2 production lines for processing frozen meat products. The estimated total annual production capacity is 15,000 tons of cured meat products, 8,000 tons of snack products, and 2,000 tons of frozen meat products.

In fiscal years 2022, 2023 and 2024, the utilization rates for processing cured meat products (our main products) were approximately 75%, 78% and 83%, respectively.

Key equipment used in our meat processing includes ovens, natural gas boilers, vacuum emulsifying machine, vacuum filling line, microwave thawing line, vacuum cutting mixer, vacuum mixing machine, automatic tying machine, cleaning and drying line, automatic weighing line. The operating subsidiaries procure most of the machinery required for our production lines from manufacturers in China.

To expand our production capacity, we have initiated plans to construct additional baking and packaging production lines starting in 2023. The estimated total floor area for this expansion is approximately 5,000 square meters. The expansion will take place on the vacant area adjacent to our existing food processing plant located in Zhongshan City, Guangdong Province. See “Item 4. Information on the Company — B. Business Overview — Facilities.”

Research and Development

Through years of operation, we have accumulated experience in processing high-quality meat products and developed a diverse product portfolio. Our product development strategy includes launching new products and improving the ingredients and packaging of existing products. We strive to expand our product offerings and enhance product quality to meet evolving consumer preferences.

In the fiscal years ended December 31, 2022, 2023 and 2024, we introduced 62, 51 and 81 new products, respectively. These included ready-to-eat western-style sausages, health foods such as chicken breast fillets, and frozen meat products. As we aim to target younger generations, we developed and introduced 24, 21 and 35 new snack products in fiscal years 2022, 2023 and 2024, respectively. These included items like “hand-torn beef jerky,” “marinated beef,” and “grilled sausages.”

As of the date of this annual report, our internal R&D department consists of 51 members, primarily responsible for developing new products and enhancing the formulations of existing ones. Our R&D engineers possess extensive experience in the Chinese food industry, and their efforts have resulted in 14 patents related to various processing technologies.

Our new product development process usually begins with market research and feasibility studies of market trends and consumer preferences. We conduct internal sample testing and formulation modifications for new products. During new product development, we perform market testing by introducing a limited quantity of new products through our self-operated stores or online channels to gather customer feedback. Once the product formulation is finalized, we hire third-party testing centers to conduct quality control tests and certifications before commencing mass production and sales.

Our R&D department actively collaborates with our sales and marketing department, and the production departments to gather market intelligence for different segments, enhancing our understanding and response to changing consumer tastes and preferences. We focus on product taste, appearance, ingredients, and packaging while keeping our production costs at acceptable levels.

In addition to our in-house R&D engineers, we also collaborate with 6 external R&D consultants who have rich experience in food processing technology, flavors, spices, and food additives to develop new products. Furthermore, to stay updated on market developments and trends, we have signed strategic research cooperation agreements with 4 strategic partners, including research institutions and flavor suppliers, to develop new products. These partners provide technical research support on a project basis. We retain full intellectual property rights to any creations or inventions developed resulting from such agreements. In return, we offer job and internship opportunities for students from these research institutions. In addition, we, through our operating subsidiaries, have also retained six external consultants to provide consulting services for product development and product quality.

Due to the rising living standards and growing consumer health awareness in China, we, through our operating subsidiary Wing Yip GD, have entered into a strategic partnership with Foodnamoo. Inc., a Korean company engaged in manufacturing and distributing packaged meat products, listed on KOSDAQ (stock code: 290720), a stock exchange in Korea. In 2021, we established a joint venture with Foodnamoo, Inc. in Hong Kong to develop healthy foods such as chicken breast fillets in mainland China. On April 18, 2025, the Company entered into a JV Termination Agreement to terminate the strategic partnership with Foodnamoo. Inc. See “Item 4, Information on the Company — B. Business Overview — Our Competitive Strengths — Strong Product Development Capabilities and a Diverse Range of Innovative Products.” Additionally, we plan to continue developing and introducing new products to cater to the increasing demand for healthier lifestyles among the new generation. In 2023, we developed plant-based meat alternatives made from plant proteins, and launched frozen plant-based meat patty products with various flavors, including beef flavor, chicken flavor and pork flavor. We believe our product development capabilities enable us to expand our product supply, stand out from competitors, and drive our sustainable growth and development.

In fiscal years 2022, 2023 and 2024, our research and development costs were US$4,105,172, US$4,250,451 and US$4,973,452, respectively, accounting for 14.77%, 15.25% and 17.13% of our total operating costs.

Distribution

We, through the operating subsidiaries, have established an extensive sales and distribution network. We primarily sell our products through distributors, our self-operated stores, and online channels, including our online store, the Wing Yip Mall (shop.wingyip-food.com), and other third-party e-commerce platforms. As of the date of this annual report, we mainly distribute and sell our products through i) 87 distributors across 18 provinces in mainland China, including major retail outlets and supermarkets, ii) 7 e-commerce platforms and iii) 7 self-operated stores.

Distributors

Our primary sales channel involves selling our products to distributors whose designated sales regions are located within mainland China. We believe that by selling our products through distributors, we can leverage their local market knowledge and resources to further promote the sales of our meat products, deepen our market penetration, and expand our geographical coverage.

As of the date of this annual report, we have established partnerships with 87 distributors, all of which are independent third parties located in China.

Distribution Agreements

We, through the operating subsidiaries, enter into non-exclusive distribution agreements with our distributors. The common key terms of our distribution agreements include the following:

Term	Typical one year
Territory	Distributors are typically prohibited from selling our products outside of the specified distribution territory outlined in the distribution agreement.

Minimum sales target and incentive plan	Minimum sales targets are established based on the distributor’s sales performance in the previous period. We incentivize distributors to achieve progressive sales targets through incentive programs, often in the form of rebates calculated based on sales amounts exceeding the sales targets.

Pricing	We sell our products to distributors at discounted price and require them to adhere to the distributor price when reselling our products to sub-distributors.

Delivery

We are responsible to deliver our products to the warehouses of the distributors, or other locations designated by the distributors. Distributors are responsible for arranging logistics and transportation to various sales point.

Upon product delivery and acceptance, ownership of the products and all associated risks and rewards are transferred to distributors.

Return policy	Distributors are not allowed to return our products unless they are defective

Payment and credit terms	The credit terms are usually one to three months after products delivery.

Intellectual property rights	No transfer of intellectual property rights.

Termination

The distribution agreement will be automatically renewed for another three months.

We can terminate the distribution agreement based on provisions in the distribution agreement in the event of a serious breach by distributors.

The distribution agreement does not contain any restrictions on distributors from selling our products to other sub-distributors, nor does it include clauses regarding product liability. Once the products are sold to distributors, and all ownership and risk associated with those products have been transferred to distributors, we will recognize the sales of our products. After distributors acknowledge receipt of these products, they have no recourse against us if they are unable to sell our products subsequently.

Management of Distributors

Before selecting each distributor, we, through the operating subsidiaries, conduct a review of potential distributors’ experience, creditworthiness, market reputation, business capabilities, and qualifications. To promote our products, ensure compliance with the terms of the distribution agreement, and manage the operations of distributors, our sales personnel (i) periodically communicate with distributors to gather their feedback; (ii) observe the sales performance of our products to understand market conditions; and (iii) conduct on-site checks of the corresponding selling prices of our products at randomly selected distributor locations, to ensure compliance with our pricing policies.

Our distributors are only allowed to sell our products through specific sales channels within the regions specified in the distribution agreement. To minimize the risk of cannibalization, the operating subsidiaries typically take the following measures: (i) during the distributor screening process, the operating subsidiaries consider their respective geographical ranges to avoid potential competition among distributors in the same area; (ii) our distribution agreements specify designated distribution areas; and (iii) the operating subsidiaries communicate with distributors and conduct on-site inspections of sales points to monitor various aspects of their sales activities and track any potential cannibalization or competition among distributors. As of the date of this annual report, we did not discover any significant cannibalization or competition among distributors in the same sales area.

Self-operated Stores

We, through our operating subsidiaries, operate self-operated stores under the “Wing Yip” (“荣业”) brand. We believe that the self-operated model allows the operating subsidiaries to effectively enhance hygiene and product safety, execute operational and financial plans, gather valuable customer data and feedback, and quickly adapt to evolving market trends and consumer preferences. In fiscal years 2022, 2023 and 2024, we had 7, 7 and 7 self-operated stores, respectively.

All of our self-operated stores are located in Guangdong Province, China, with an average floor area of 108.73 square meters for each store, leased from independent third parties. Typically, we sign lease agreements for our stores ranging from two to four years. See “ — Facilities.” In our self-operated stores, we sell cured meat products, snack products, and frozen meat products to both direct retail customers and some wholesale customers.

In fiscal years 2022, 2023 and 2024, our revenue derived from sales through self-operated stores amounted to approximately US$20.27 million, US$20.94 million and US$21.24 million, respectively, accounting for approximately 15.5%, 15.62% and 14.69% of our total revenue.

E-commerce Platforms

To capitalize on the opportunities presented by the rapid growth of e-commerce in China and meet consumer demands for more convenient shopping, we launched our online store, the Wing Yip Mall (shop.wingyip-food.com), in 2018. The primary target customers of our online store, the Wing Yip Mall (shop.wingyip-food.com), are wholesalers and group buyers who purchase our products at discounted prices in bulk.

We, through the operating subsidiaries, have also established presence on well-known third-party online marketplaces in China, including Tmall, JD.com, Tik Tok (Chinese version), Kuaishou, Pinduoduo, and 1688. The number of online platforms where we have established stores has increased from 4 as of 2020 to 6 as of the date of this annual report. Through these online platforms, we sell our products directly to end consumers and have increased our market share in the online market in China.

In fiscal years 2022, 2023 and 2024, our revenue derived from sales through e-commerce platforms amounted to approximately US$2.92 million, US$1.78 million and US$2.08 million, respectively, accounting for approximately 2.24%, 1.33% and 1.45% of our total revenue.

Pricing

Our products are generally not subject to any price controls or regulatory restrictions imposed by Chinese government authorities. Typically, we determine product prices using a cost-plus model, considering factors such as raw material costs, production costs, marketing expenses, market conditions, and our adopted business strategies. For newly developed products, we often use target profit pricing, taking into account factors such as production quantities, production costs, and our target profit margins. We adopt different pricing strategies for different sales channels.

In our online store, the Wing Yip Mall (shop.wingyip-food.com), we, through the operating subsidiaries, usually sell our products at relatively lower prices, because we accept bulk orders and provide discounts to these customers. We, through the operating subsidiaries, also engage in marketing activities through online channels, offering products to customers at discounted prices.

In the event of significant fluctuations in raw material costs, we may adjust product prices. We communicate such adjustments to our distributors in accordance with relevant distribution agreements.

Additionally, we, through the operating subsidiaries, have incentive programs that provide rebates to distributors, based on sales exceeding set targets, aiming to motivate distributors to achieve progressive sales objectives. The rebate amounts vary depending on the sales targets and performance of the respective distributors.

Customers

Customers of our operating subsidiaries include third-party distributors, which encompass both retailers and wholesalers, as well as customers who purchase from i) our self-operated stores, ii) our online store, the Wing Yip Mall (shop.wingyip-food.com), and iii) other third-party e-commerce platforms. All of the sales are within China.

We, through the operating subsidiaries, typically do not enter into long-term agreements with our major customers. Instead, we have annual distribution agreements with our distributors.

Below is a list of the top three customers and the percentages each of them individually accounted for our annual total revenue, during the fiscal years ended December 31, 2024, 2023, and 2022.

For fiscal year 2024
Customer Name	Revenue	% of Total Revenue
Customer A	$1,785,783.68	1.23%
Customer B	$1,826,928.14	1.26%
Customer C	$1,756,561.30	1.21%

For fiscal year 2023
Customer Name	Revenue	% of Total Revenue
Customer A	$2,790,532	2.08%
Customer B	$2,661,042	1.98%
Customer C	$2,168,516	1.62%

For fiscal year 2022
Customer Name	Revenue	% of Total Revenue
Customer A	$2,477,516	1.89%
Customer B	$1,828,523	1.40%
Customer D	$1,663,928	1.27%

Suppliers

Our operating subsidiaries primarily rely on suppliers to provide raw materials, including fresh meat, ingredients, and packaging materials. All of the raw materials and packaging materials are sourced from suppliers in China. Our operating subsidiaries maintain a list of qualified suppliers for each procurement category. Our operating subsidiaries have also implemented an internal quality assessment system for suppliers.

We, through the operating subsidiaries, generally do not enter into long-term agreements with our major suppliers, but instead renew agreements on an annual basis. Since our operating subsidiaries maintain a variety of suppliers on the qualified list for different categories of supplies and can easily procure commodities from alternative suppliers at similar prices in the market, they are not reliant on any single source for procuring goods. In the event that operating subsidiaries’ relationship with any supplier terminates, we believe that they will be able to source necessary supplies from alternative suppliers at similar prices.

During fiscal years 2022, 2023 and 2024, our operating subsidiaries did not experience any significant disruptions to their operations due to raw material shortages, nor did we encounter any difficulties in procuring raw materials.

Below is a list of the top three suppliers and the percentages each of them individually accounted for our annual total purchase, during the fiscal years ended December 31, 2024, 2023 and 2022.

For fiscal year 2024
Supplier Name	Amount	% of Total Purchase
Supplier A	$15,124,955	16.04%
Supplier B	$14,065,630	14.92%
Supplier E	$10,709,830	11.36%

For fiscal year 2023
Supplier Name	Amount	% of Total Purchase
Supplier A	$11,434,336	14.36%
Supplier B	$10,032,075	12.06%
Supplier C	$6,527,122	8.20%

For fiscal year 2022
Supplier Name	Amount	% of Total Purchase
Supplier B	$12,727,091	14.72%
Supplier A	$12,143,566	14.05%
Supplier D	$7,129,030	8.25%

Quality Control and Food Safety

Quality Control Management

Quality control and product safety are crucial to our reputation and business. As a result, we, through the operating subsidiaries, implement strict quality control and product safety standards and measures throughout the entire processing process, covering the raw material supply chain, product processing, packaging, storage, and logistics, to ensure the safety and quality of our products. Our quality control team is responsible for developing, managing, and overseeing the implementation of our quality control system. As of the date of this annual report, our quality control team consists of 7 members, all of whom are qualified in internal product quality testing.

Our quality control team reports to the general manager of the operating subsidiaries and is responsible for, among other things:

●	establishing and implementing quality standards for quality assurance;

●	developing product safety and quality assurance policies and management systems and ensuring their effective implementation;

●	taking all necessary measures, including training, education, and internal communication, to ensure compliance with all relevant laws, regulations, and standards;

●	regularly analyzing, evaluating, preventing, and managing potential product safety risks; and

●	overseeing the implementation of quality control measures.

The operating subsidiaries require employees to strictly adhere to our product safety and quality control measures and procedures, such as maintaining quality management records and promptly reporting to senior management.

As of the date of this annual report, the operating subsidiaries have not encountered any significant complaints related to product quality.

We have obtained multiple international quality management certifications for our processing facilities, including:

●	ISO 22000:2018 Food Safety Management System Certificate: Since 2015, we have held the ISO 22000 certificate, which outlines the requirements for a food safety management system. It mandates that organizations demonstrate their ability to control food safety hazards throughout the food supply chain to ensure the safety of food when consumed by people.

●	Hazard Analysis and Critical Control Point (HACCP) System Certificate: Since 2017, our processing facilities have obtained HACCP certification. HACCP stands for Hazard Analysis and Critical Control Points, and it requires organizations to address food safety issues through biological, chemical, and physical hazard analysis and control, ranging from the production, procurement, and handling of raw materials to the manufacturing, distribution, and consumption of finished products.

We applied for these certifications by submitting applications to independent certification bodies and successfully completing their document reviews and on-site inspections. These certifications undergo regular independent audits by relevant certification bodies to ensure compliance. These certifications ensure that we have implemented stringent measures for food safety and quality, safeguarding the safety and consistency of our products. We will continue to maintain compliance with these international quality standards through regular audits.

Food Safety Management

We, through the operating subsidiaries, have established and continuously implemented a food safety management system that covers all stages of our operations. Since 2016, we, through the operating subsidiaries, have formed a Food Safety Task Force, consisting of members from various departments, such as production, quality control, research and development, sales and marketing, and procurement. This task force is responsible for developing, supervising, and implementing the food safety management system.

Raw Materials

The raw materials the operating subsidiaries use in our production are fresh meat, primarily including pork, followed by poultry, fish, and beef, as well as seasonings and packaging materials. The operating subsidiaries have implemented strict quality control measures for the procurement of these raw materials, primarily including supplier selection, quality testing and on-site inspection.

Production

The operating subsidiaries implement monitoring tools and procedures for key production processes. Our production team conducts regular inspections of various production processes to ensure they meet our required standards. If any anomalies are detected, the operating subsidiaries notify the management personnel of the production team and quality control team, who take appropriate actions.

Our quality control team conducts inspections and sampling tests during different production processes. The operating subsidiaries perform sampling tests on finished meat products.

Storage and Transportation

To maintain the high quality and food safety of our products, the operating subsidiaries produce our products based on customer orders received. Therefore, the operating subsidiaries do not maintain significant finished product inventory. The operating subsidiaries maintain storage conditions based on the nature of the raw materials and implement strict hygiene standards to prevent contamination and cross-contamination. The operating subsidiaries tightly control the inflow and outflow of the warehouse and unauthorized access is not permitted.

Given the perishable nature of our products, especially frozen meat products, the operating subsidiaries implement strict control over the transportation processes of our logistics providers. The operating subsidiaries require logistics providers to store our frozen meat products within specific temperature ranges. The operating subsidiaries distribute automatic temperature trackers to each logistics provider for record-keeping and real-time monitoring. The operating subsidiaries also conduct annual inspections of logistics providers to assess their performance.

Sales and Marketing

Our sales and marketing department is responsible for overseeing and managing the sales and marketing activities of the operating subsidiaries, as well as formulating marketing strategies to enhance product visibility, marketability, and brand recognition.

Our sales and marketing efforts primarily included sales and promotional activities conducted at individual sales points and large exhibitions, outdoor advertising campaigns, and advertising activities on television, social media, and third-party e-commerce platforms. To cater to the purchasing patterns of the younger generation and expand our customer base, we have strategically increased our marketing efforts on emerging online social media platforms.

We, through the operating subsidiaries, typically launch advertising campaigns in conjunction with the release of new products. In the future, we plan to intensify the promotion of our own brand through various marketing strategies to reinforce our market position. This includes leveraging “live streaming sales” and “fan economy” on various online social media platforms to cater to the buying habits of young consumers and expand our product coverage without geographical restrictions.

Licenses, Awards and Certificates

To lawfully operate our business in China, our operating subsidiaries have acquired the following permits and licenses as of the date of this annual report:

Subsidiary	License/Permit	Valid Through
Wing Yip GD	Receipt of Pollution Discharge Registration for Fixed Pollution Sources (固定污染源排污登记回执)	April 23, 2030
Wing Yip GD	Food Production License	January 9, 2027
Wing Yip GD	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Guangzhou Dongwang Store)	Food Distribution License	June 20, 2026
Wing Yip GD (Xinguangming Shichang Store)	Food and Drug Distribution License	September 24, 2029
Wing Yip GD (Xiaolan Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Shenzhen Haijixing Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Guzhen Store)	Food and Drug Distribution License	May 17, 2026
Wing Yip GD (Huangpu Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Kuchong Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term

As an endorsement of the quality of the implementation of our processing processes, we have obtained the following certifications as of the date of this annual report:

Award	Organization	Date of Conferment
The most popular cured meat brand in the Guangdong-Hong Kong-Macao region (粤港澳最受消费者喜爱腊味品牌)	China High-end Restaurant ? Hotel Asian Leaders Summit, Guangdong Culinary Association, International 5-S Association, The Association for Hong Kong Catering Services Management LTD., The United Association of Food and Beverage Merchants of Macao, and “Guangdong Cuisine” Magazine
	(中国高端餐饮酒店亚洲领袖峰会组委会，广东烹饪协会，国际五常法协会，香港餐务管理协会，澳门饮食业联合商会, 广东烹饪杂志社)	January 2015
Leading Agricultural Enterprise in Zhongshan City (中山市农业龙头企业)	People’s Government of Zhongshan City (中山市人民政府)	March 2017
Guangdong Time-Honored Brand (广东老字号)	Guangdong Time-Honored Brand Working Committee (广东老字号工作委员会)	July 2017
Guangdong Key Leading Enterprise in Agriculture (广东省重点农业龙头企业)	Guangdong Department of Agriculture and Rural Affairs (广东省农业农村厅)	December 2019
Guangdong Province Engineering Technology Research Center for Chinese-style Cured Meat Products (广东省中式腌制肉制品工程技术研究中心)	Department of Science and Technology of Guangdong Province (广东省科学技术厅)	March 2020
National Key Leading Enterprise in Agricultural Industrialization (农业产业化国家重点龙头企业)	Ministry of Agriculture and Rural Affairs of the People’s Republic of China, National Development and Reform Commission, Ministry of Commerce PRC, The People’s Bank of China, State Taxation Administration, China Securities Regulatory Commission, All-China Federation of Supply and Marketing Cooperatives.
	(农业农村部，国家发展与改革委员会，商务部，中国人民银行，国家税务总局，中国证券监督管理委员会，中华全国供销合作总社)	December 2021
High and New Technology Enterprise Certificate (高新技术企业证书)	Department of Science and Technology of Guangdong Province, Department of Finance of Guangdong Province and Taxation Bureau of Guangdong Province (广东省科学技术厅，广东省财政厅，国家税务总局广东省税务局)	December 2023
Specialized and Sophisticated Small- and Medium-Sized Enterprise that Produces New and Unique Products (专精特新中小企业)	Department of Industry and Information Technology Guangdong Province (广东省工业和信息化厅)	January 2024
Innovative Small- and Medium-Sized Enterprise (创新型中小企业)	Department of Industry and Information Technology Guangdong Province (广东省工业和信息化厅)	September 2023

Competition

The meat processing market is highly fragmented, and competition in this market tends to be regionalized due to customers’ localized food preferences. All of our meat products are sold in China. Our major competitors are international and domestic companies that produce and sell meat products in China. Our operating subsidiaries compete for customers primarily on the basis of the price and quality of their products, food safety, brand awareness and loyalty, responsiveness to customer demand and market trends, customer experience, the ability to accurately estimate sales quota and control inventory, production capacity, and operation and management of chain stores. For a discussion of competition-related risks, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We face increasing competition in our business, which may adversely affect our market share and profitability.”

Intellectual Property

We regard our trademarks, patents, domain names, software copyrights, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of trademark law and confidentiality and non-disclosure agreements to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Trademarks

As of the date of this annual report, Wing Yip GD has registered the brand name “Wing Yip,” (“荣业”) “Jiangwang,” (“匠王”) “Kuangke,” (“狂客”) and another three brand names under 44 trademarks, including one trademark in Hong Kong and 43 in mainland China. The following tables summarize these registered trademark registrations:

Trademarks Registered in Mainland China:

Registration Number	Category	Effective Period	Trademark Logo
81083394	36	03/14/2025 – 03/13/2035
81078998	39	03/14/2025 – 03/13/2035
81072413	16	03/14/2025 – 03/13/2035
81093439	33	03/14/2025 – 03/13/2035
81072418	29	03/14/2025 – 03/13/2035
81078980	30	03/14/2025 – 03/13/2035
81089453	43	03/14/2025 – 03/13/2035
81093437	32	03/14/2025 – 03/13/2035
81093446	37	03/14/2025 – 03/13/2035
81093434	31	03/14/2025 – 03/13/2035
78685575A	29	11/28/2024 – 11/27/2034
78688172A	5	11/28/2024 – 11/27/2034
78685863A	40	11/28/2024 – 11/27/2034
78687019	36	11/07/2024 – 11/06/2034
78685860	2	11/07/2024 – 11/06/2034
78685574	30	01/14/2025 – 01/13/2035
78685963	41	11/07/2024 – 11/06/2034
78688173	43	11/07/2024 – 11/06/2034
78687328	1	11/07/2024 – 11/06/2034
78687760	7	11/07/2024 – 11/06/2034
77449439	35	02/14/2025 – 02/13/2035
1001082	29	05/07/2017 – 05/06/2027
7606629	29	11/21/2020 – 11/20/2030
17257615	29	08/28/2016 – 08/27/2026
17257723	29	08/28/2016 – 08/27/2026
21977158	29	01/07/2018 – 01/06/2028
21977356	29	01/07/2018 – 01/06/2028
21977548	29	01/07/2018 – 01/06/2028

Registration Number	Category	Effective Period	Trademark Logo
22240904	29	01/28/2018 – 01/27/2028
36800562	29	11/07/2019 – 11/06/2029
40189895	1	03/21/2020 – 03/20/2030
40207748	2	03/21/2020 – 03/20/2030
40198990	41	03/28/2020 – 03/27/2030
40199329	30	03/28/2020 – 03/27/2030
40183667	36	04/07/2020 – 04/06/2030
40197291	43	04/07/2020 – 04/06/2030

Registration Number	Category	Effective Period	Trademark Logo
40194262	40	05/28/2020 – 05B/27/2030
40202536	5	06/14/2020 – 06/13/2030
40203848	7	06/28/2020 – 06/27/2030
40197192	29	04/21/2021 – 04/20/2031
47471550	29	05/07/2021 – 05/06/2031
72318967A	29	01/14/2024 – 01/13/2034
72307314A	35	01/21/2024 – 01/20/2034

Trademarks Registered in Hong Kong:

Registration Number	Category	Effective Period	Trademark Logo
304639294	29	08/20/2018 – 08/19/2028

Patents

As of the date of this annual report, Wing Yip GD has registered 14 patents in mainland China. The following table summarizes these patent registrations:

	Patent Number	Patent Type	Application Date	Effective Period
1.	ZL 2013 1 0685188.3	Invention	12/13/2013	20 years
2.	ZL 2017 1 0376861.3	Invention	05/25/2017	20 years
3.	ZL 2017 1 0376939.1	Invention	05/25/2017	20 years
4.	ZL 2017 1 0376864.7	Invention	05/25/2017	20 years
5.	ZL 2019 2 0885087.3	Utility Model	06/13/2019	10 years
6.	ZL 2018 1 1546570.5	Invention	12/15/2018	20 years
7.	ZL 2017 1 1406974.X	Invention	12/22/2017	20 years
8.	ZL 2019 2 1059840.X	Utility Model	07/09/2019	10 years
9.	ZL 2019 2 0951322.2	Utility Model	06/24/2019	10 years
10.	ZL 2019 1 0453019.4	Invention	05/28/2019	20 years
11.	ZL 2019 1 0191739.8	Invention	03/14/2019	20 years
12.	ZL 2018 1 1133976.0	Invention	09/27/2018	20 years
13.	ZL 2018 1 0701856.X	Invention	06/29/2018	20 years
14.	ZL 2018 1 0701366.X	Invention	06/29/2018	20 years

Software Copyrights

As of the date of this annual report, Wig Yip GD has registered 12 software copyrights in mainland China. The following table summarizes these software copyrights registrations:

	Registration Number	Software Name	Development Completion Date	Date of First Publication
1	2019SR0205544	Meat Products Warehouse Management Software V1.0 (肉制品仓库管理软件V1.0)	01/03/2019	01/04/2019
2	2019SR0206986	Automatic Sausage Cutting and Weighing Software V1.0 (腊肠成品自动切割称重软件V1.0 )	06/09/2016	06/10/2016
3	2019SR0205444	Processing Meat Raw Materials and Ingredients Control and Source Management Software V1.0 (加工肉类原、辅料控制及源头管理软件V1.0 )	11/16/2017	11/17/2017
4	2019SR0209582	Electric Meat Grinder Automatic Cleaning Software V1.0 (电动绞肉机自动清洗软件V1.0)	07/07/2017	07/08/2017
5	2019SR0207449	Fully Automated Meat Product Drying Control Software V1.0 (全自动肉制品烘干控制软件V1.0)	09/08/2016	09/09/2016
6	2019SR0207569	Frozen Meat Cold Storage State Monitoring Software V1.0 (冷冻肉冷藏状态监测软件V1.0)	11/30/2018	12/01/2018
7	2019SR0207453	Meat Product Quality Control Rapid Monitoring Software V1.0 (肉制品质量控制快速监测软件V1.0)	01/02/2019	01/03/2019
8	2019SR0207571	Intelligent Weighing Management Software for Meat Product Inbound and Outbound Operations V1.0 (肉食品出入库智能称重管理软件V1.0)	08/16/2018	08/17/2018
9	2019SR0205452	Frozen Meat Transport Scheduling and Management Software V1.0 (冷冻肉运输调度管理软件V1.0)	08/04/2017	08/10/2017
10	2019SR0207413	Meat Grinder Feeding Auger Speed Control Software V1.0 (绞肉机供料螺旋转速控制软件V1.0)	04/12/2018	04/13/2018
11	2020SR0402282	Rong Pork Pasture Management Software V1.5.8 (猪肉荣牧场软件V1.5.8)	03/28/2020	Not published yet
12	2023SR0195946	Rongye Pasture Game APP V1.0 (荣业牧场小游戏APP V1.0)	08/02/2022	Not published yet

Domain Names

As of the date of this annual report, Wing Yip GD has registered three domain names, namely wingyip-food.com, 荣业食品.com and 荣业腊味.com in mainland China.

Employees

As of December 31, 2024, 2023, 2022, we had 426, 491, and 465 full-time employees, respectively. As of December 31, 2024, we had 425 full-time employee in China and 1 full-time employees in Korea. The following table sets forth the number of our full-time employees as of December 31, 2024:

Function:	Number
Management, Administration and Human Resources	26
Finance and Accounting	12
Procurement	5
Production	221
Research & Development	51
Quality Control	7
Sales and Marketing	104
Total	426

We enter into employment contracts and non-disclosure agreements with our full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We, through our operating subsidiaries, produce our products through a self-owned food processing plant with a total floor area of approximately 14,339 square meters, in Zhongshan City, Guangdong province, China.

Wing Yip GD currently operates 7 stores in Guangdong Province, China, with an average floor area of 108.73 square meters of each store, and an average monthly rent of RMB3,212.29. The operating subsidiaries lease all these store spaces from third-party individuals and corporations. The following table shows the information of the stores as of the date of this annual report:

	Store	City	Annual Rent (RMB)		Lease Valid Term	Size (Square Meters)	Opened
1	Xiaolan	Zhongshan	20,160		Until 04/30/2027	87.36	02/23/2018
2	Dongwang	Guangzhou	36,000		Until 09/30/2026	25	02/14/2019
3	Huangpu	Zhongshan	90,000		Until 08/15/2026	500	07/30/2016
4	Kuchong	Zhongshan	39,312	*	Until 08/31/2026	39	07/30/2016
5	Guzhen***	Zhongshan	24,000		Until 01/09/2026	50	04/04/2018
6	Xinguangming Shichang	Zhongshan	12,360		Until 07/31/2026	9.75	09/11/2019
7	Shenzhen Haijixing***	Shenzhen	36,000	**	Until 08/14/2025	50	05/06/2019

*	The rent will increase 5% every two years.
**	The rent will increase 5% annually.
***	The leases for those stores will expire within 9 months from the date of this annual report. We expect to renew those leases upon expiration.

Our subsidiary, Wing Yip HN, leases a factory in Haikou City, Hainan for meat products processing and storage, with a floor area of 380 square meters and monthly rent of RMB5,871, until July 31, 2025.

We believe that the food processing plant that we own and the stores that we currently lease are adequate to meet our needs for the foreseeable future.

To expand our production capacity, we have initiated plans to construct additional baking and packaging production lines starting in 2023. The estimated total floor area for this expansion is approximately 5,000 square meters. The expansion will take place on the vacant area adjacent to our existing food processing plant located in Zhongshan City, Guangdong Province. The construction has been completed in 2024.

Insurance

To mitigate risks across different aspects of our operations and to ensure comprehensive coverage, we maintain various insurance policies and we believe the insurance coverage we maintain is in line with industry norms. As of the date of this annual report, we maintain product liability insurance, employer’s liability insurance, a small loan guarantee insurance for a loan of RMB3 million, and various insurance for the vehicles that the operating subsidiaries own.

Environmental Matters

Our production generates wastewater, solid waste, and other industrial waste at various stages of the processing process. All of our processing facilities underwent necessary environmental impact assessments during the initial construction phase, and relevant environmental protection equipment was installed. They also passed final inspections by government agencies before commercial production commenced.

We have been in compliance with state and local laws and regulations relating to the environment as of the date of this annual report and have not experienced any material adverse effects upon our capital expenditures, earnings, or competitive position with respect to environmental compliance and we do not anticipate any material adverse effects in the future based on the nature of our future operations. As of the date of this annual report, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China.

Seasonality

During the past financial reporting periods, we did not experience any material seasonality in our business. However, our performance in a specific financial period may not necessarily represent the expected performance in other financial periods. Additionally, there are several factors that could contribute to fluctuations in our performance over certain periods, including overall demand for our products, timing of new product launches and quantity of new products, as well as our production capacity and utilization rate.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

Regulations

Mainland China

The discussion below sets forth a summary of the principal laws, regulations, and rules relevant to our business and operations in mainland China.

Regulations on Food Production and operation

Regulatory Framework

In accordance with the Food Safety Law of the PRC (the “Food Safety Law”), as effective on June 1, 2009, and latest amended on April 29, 2021, a person who engages in food production and operation shall obtain the relevant food production and/or operation license in accordance with the law. The Implementation Rules of the Food Safety Law (the “Implementation Rules”), which further specifies the detailed measures to be taken by and conformed to food producers and business operators in order to ensure food safety, were promulgated on July 20, 2009 and came into effect on the same date, and were amended on February 6, 2016 and March 26, 2019 (the “Revised Implementation Rules”), respectively. The Revised Implementation Rules, which came into effect on December 1, 2019, introduce extra regulatory measures such as conducting random supervisory checks, improving the food safety violation reporting reward system, and establishing a blacklist system for food producers and business operators with serious food safety violations and a joint punishment mechanism against discreditable acts. The Revised Implementation Rules ascertain the primary responsibility of food producers and operators for food safety, detail the responsibilities of principals of enterprises, standardize the food storage and transportation requirements, forbid false publicity of food, and optimize the administrative system for special food. The Implementation Rules also provide for strict legal liabilities for violating food safety-related laws and regulations.

In accordance with the Food Safety Law and the Revised Implementation Rules, with the purpose of guaranteeing food safety and safeguarding the health and life safety of the public, mainland China sets up a system of the supervision, monitoring and appraisal on the food safety risk, compulsory adoption of food safety standards, operating standards for food production, food inspection, food export and import and food safety accident response.

The Food Safety Law sets out, as penalties for violation, various legal liabilities in the form of warnings, orders to rectify, confiscations of illegal gains, confiscations of utensils, equipment, raw materials and other articles used for illegal production and operation, fines, recalls and destructions of food in violation of laws and regulations, orders to suspend production and/or operation, revocations of production and/or operation license, and even criminal punishment.

A food recall system is established under the Food Safety Law and the Revised Implementation Rules. Where a food producer or trader finds that food it has produced or sold does not comply with relevant food safety standards, it shall immediately cease the production or trade thereof and notify the relevant producers, traders and consumers. The food producer or trader shall maintain records of the recall and notification procedures and report the recall and treatment to the relevant authorities.

Food Production License

The Measures for the Administration of Food Production Licensing, which were promulgated on April 7, 2010, by the General Administration of Quality Supervision, Inspection and Quarantine and came into effect on June 1, 2010, and amended on August 31, 2015, November 17, 2017 and January 2, 2020, provide that any enterprise engaging in food production activities must obtain a food production license. Food production licensing shall be subject to the principle of one license for one enterprise, that is, the same food producer engaged in food production activities shall obtain one food production license. Departments for market regulation shall implement classified licensing for food production in accordance with the risk degrees of food and in light of such factors as raw materials and processes of food.

The State Administration for Market Regulation (the “SAMR”) shall be responsible for the supervision and guidance of food production licensing administration nationwide. Local market regulatory departments at and above the county level shall be responsible for the supervision and administration of food production licensing within their respective administrative regions. The food production license shall be valid for five years. Food producers shall hang or place their food production license originals in prominent places of their production sites.

As of the date of this annual report, Wing Yip GD has obtained valid food productions license in compliance with the relevant mainland China laws.

Food Distribution License and Record-Filing

On August 31, 2015, China Food and Drug Administration (the “CDA”, now merged into the SAMR) promulgated the Administrative Measures for Food Operation Licensing, which was later amended on November 17, 2017. Based on the Administrative Measures for Food Distribution Licensing, a food distribution license shall be obtained in accordance with the law to engage in food selling and catering services within mainland China. The principle of one license for one site shall also apply to the licensing for food distribution. Food and drug administrative authorities shall implement classified licensing for food distribution according to food operators’ types of distribution and the degree of risk of their distribution projects. The license is valid for five years. Food distributors shall hang or place their food distribution license originals in prominent places of their operation sites.

Based on the Food Safety Law, those operating in food sales and/or catering services shall obtain a permit. However, the sale of edible agricultural products and the sale of pre-packaged food only are not subject to a permit. Where only pre-packaged food is sold, it shall be filed with the local food safety regulatory department of the local people’s government at or above the county level for the record. On June 15, 2023, the SAMR released the Administrative Measures for Food Distribution Licensing and Record-Filing (the “Food Distribution Licensing and Filing Measures”), which became effective on December 1, 2023, and replaced the Administrative Measures for Food Distribution Licensing. The Food Distribution Licensing and Filing Measures further detail the licensing and the record-filing system.

As of the date of this annual report, Wing Yip GD and its seven stores engaging in the sale of food have obtained valid food distribution licenses and/or completed the relevant record-filings as required by mainland China laws.

Food Recall System

The Administrative Measures for Food Recalls, which was promulgated by the CDA on March 11, 2015, effective on September 1, 2015, and later amended on October 23, 2020, stipulate the details of administration on unsafe food in mainland China, including cease of product and/or operation, recall, and disposals of such unsafe food. Pursuant to the Administrative Measures for Food Recalls, a food producer or business operator shall assume primary responsibilities for food safety, by establishing a sound management system, collecting and analyzing food safety information and performing legal duties of the cease of production and operation of as well as recall and disposal of unsafe food. Further, where the food producer or business operator fails to forthwith cease production or business operation, to make a voluntary recall, to start a recall within the prescribed time limit, to recall according to its recall plan or to dispose of unsafe food as required, the local administration for market regulation shall give a warning and concurrently impose a fine of not less than RMB10,000 but not more than RMB30,000.

As of the date of this annual report, the Company and its PRC subsidiaries have not initiated any food recall voluntarily or as required by the competent mainland China authorities.

Regulations on Product Quality and Consumer Protection

Product Quality Law

According to the Product Quality Law of the PRC effective on September 1, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of persons and property, the relevant authority will order such person to suspend production and/or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license of the producer in severe cases. Where the activities constitute a crime, the offender will be prosecuted in accordance with the Criminal Law of the PRC.

Consumer Protection Law

The Consumer Protection Law of the PRC was promulgated by the SCNPC on October 31, 1993, amended on August 27, 2009 and October 25, 2013, sets out standards of behavior for business operators in their dealings with consumers, including, among others, (i) compliance of goods and services with the Product Quality Law and other relevant laws and regulations; (ii) accurate information concerning goods and services and the quality and use of such goods and services; (iii) issuance of receipts to consumers in accordance with relevant national regulations, business practices or upon customer request; (iv) ensuring the actual quality and functionality of goods or services are consistent with advertising materials, product descriptions or samples; (v) assumption of the responsibilities related to repairing, replacing, returning or other liability in accordance with national regulations or any agreements with the consumer; and (vi) not stipulating unreasonable or unfair terms for consumers and not excluding themselves from civil liability to undermine the legal rights and interests of consumers.

Regulations on Environmental Protection

The Environmental Protection Law of the PRC (the “Environmental Protection Law”) was promulgated and effective on December 26, 1989, and amended on April 24, 2014, under which any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities. The Environmental Protection Law makes it clear that the legal liabilities of any violation of said law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory reinstallation of dismantled installations of the prevention and control of pollution or compulsory reinstallation of those left idle, compulsory shutout or closedown, or even criminal punishment. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, adopted by the State Council on December 9, 2020, and effective on March 1, 2021, pollutant discharging entities are subject to the classified management of pollutant discharge permits based on the factors such as the amount of pollutants produced and discharged, extent of impact on the environment. According to the relevant regulations of the “the List of Classification Management of Emission Permit for Fixed Source of Pollution (2019 Edition),” key management, simplified management, and registration management of pollutant discharge permit have been implemented. For pollutant discharging entities that produce and discharge a relatively small amount of pollutants or have a relatively little impact on the environment, the simplified management of pollutant discharge permits shall be implemented. Further, under the Measures for Pollutant Discharge Permitting Administration (For Trial Implementation) promulgated by the Ministry of Ecology and Environment on January 10, 2018 and amended on August 22, 2019, a pollutant discharging entity shall hold a pollutant discharge permit as legally required and discharge the pollutant as provided in the pollutant discharge permit. Without a required pollutant discharge permit, no pollutant may be discharged. Where the discharge of pollutants violates the provisions of the pollutant discharge permit, the environmental protection authority at or above the county level shall order it to take corrective actions, carry out production in a limited manner, or suspend production for rectifications and fine it RMB100,000 up to RMB1,000,000.

As of the date of this annual report, Wing Yip GD has completed the pollution discharge registrations for fixed pollution sources, as their productions are deemed to be producers and dischargers of a relatively small amount of pollutants or having a relatively little impact on the environment as stipulated by the relevant mainland China laws. As of the date of this annual report, none of the operating subsidiaries have received any notifications of noncompliance of any environmental regulations from relevant governmental authorities in mainland China.

Laws and Regulations on Labor and Work Safety

Labor Contract Law

According to the Labor Contract Law of the PRC (the “Labor Contract Law”), which was implemented on January 1, 2008 and amended on December 28, 2012, an employer establishes an employment relationship with an employee from the date when the employer puts the employee to work. Written labor contract shall be concluded in the establishment of an employment relationship. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay employees overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, as amended on August 27, 2009 and December 29, 2018, the employer shall establish and perfect its system for labor safety and sanitation, strictly abide by State rules and standards on labor safety and sanitation, educate laborers in labor safety and sanitation, prevent accidents in the process of labor, and reduce occupational hazards. Labor safety and sanitation facilities shall meet State-fixed standards.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011 and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and as amended on March 24, 2019 and the Regulations concerning the Administration of Housing Provident Fund effective as of April 3, 1999, and amended on March 24, 2002 and March 24, 2019, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans.

Work Safety Law

According to the Law on Work Safety of the PRC effective on November 1, 2002, and amended on August 27, 2009, August 31, 2014 and June 10, 2021 respectively, production and operation units must strengthen work safety management, establish and improve their work safety responsibility systems and work safety polices and rules, enhance work safety conditions and promote work safety standardization. The state shall apply an accountability enforcement system to work safety accidents, and the persons liable for such accidents shall be subject to legal liability. If the company fails to comply with the provisions of the Law on Work Safety, the supervisory authority on production safety may issue a rectification order, impose a fine, order the company to cease production and operation, or revoke the relevant permit.

Laws and Intellectual Property Rights

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the Trademark Law of the PRC adopted in 2002 and amended in 2014 by the State Council. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

In accordance with the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and came into effect on November 1, 2017, and the Implementing Rules for the Registration of National Top-level Domain Names, which was promulgated and took effective on June 18, 2019, by China Internet Network Information Center, domain name registrations are handled through domain name service agencies established under relevant regulations, and an applicant becomes a domain name holder upon successful registration.

In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, Internet access service providers shall verify the identity of each Internet information service provider, and shall not provide services to any Internet information service provider which fails to provide real identity information.

Patent Law

The Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, and its implementation rules, which was promulgated by the State Council on June 15, 2001 and latest amended on December 11, 2023, provide for three types of patents, “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, which creates an aesthetic feeling and is suitable for industrial application. The duration of a patent right for “invention” is twenty years, and the duration of a patent right for “utility model” is ten years, and for “designs” is fifteen years, from the date of application.

Copyright

Pursuant to the Copyright Law of the PRC amended by the SCNPC on November 11, 2020, and coming into effect on June 1, 2021, Chinese citizens, legal persons or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms. A copyright holder shall enjoy a number of rights, including the right of publication, the right of authorship and the right of reproduction.

Pursuant to the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on February 20, 2002 and the Regulation on Computers Software Protection amended by the State Council on January 30, 2013 and coming into effect on March 1, 2013, the National Copyright Administration is mainly responsible for the registration and management of software copyright in mainland China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

Regulations on Foreign Investment

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 edition) (the “Negative List”) jointly issued by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and effective on November 1, 2024, processing, sales and distribution of traditional preserved meat products, snack products and frozen meat products does not fall into the Negative List.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”,) was adopted by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019, which shall come into force as of January 1, 2020. Under the Foreign Investment Law, the State shall implement the management systems of pre-entry national treatment and a negative list for foreign investment, and shall give national treatment to foreign investment beyond the Negative List.

On December 30, 2019, the MOFCOM and the SAMR promulgated the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises. Since January 1, 2020, for carrying out investment activities directly or indirectly in mainland China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six mainland China regulatory agencies, including the CSRC, MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce and SAFE, adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in mainland China, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three business days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Administrative Measures establish a list outlining the circumstances where a mainland China enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings, including that : (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting China’s economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities, if necessary, before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a mainland China enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing on Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Administrative Measures, nor do we need to undertake the review such as security review or clearance approval from relevant authorities.

On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Provisions”) issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions came into effect on March 31, 2023, together with the Trial Administrative Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Administrative Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other mainland China laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside mainland China, unless prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with SAFE is made. The Circular of the SAFE on Printing and distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents was promulgated in May 2013 and amended in October 2018 and December 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). Subject to the SAFE Circular 37, domestic resident, individuals or institutions, are required to register with the bureau of foreign exchange administration before they invest in special purpose vehicles with legitimate assets or equity interests inside and outside mainland China. Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions imposed on the subsequent foreign exchange activities of the relevant domestic residents, including the remitting back of dividends and profits. Domestic residents who invest special purpose vehicles with legitimate assets or equity interests inside and outside mainland China prior to the implementation of the SAFE Circular 37, but fail to conduct the foreign exchange registration of overseas investments shall submit explanatory statement and state the reasons to the bureau of foreign exchange administration. The bureau of foreign exchange administration may allow complementary registration under the principles of legality and legitimacy. In the event of any violation of foreign exchange regulations by domestic residents who apply for the foresaid complementary registration, administrative penalty would be imposed in accordance with relevant laws.

According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (the “SAFE Notice 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the above mentioned registration under SAFE Circular 37 will be handled directly by the bank that has obtained the financial institution identification codes issued by the foreign exchange regulatory authorities and that has opened the capital account information system at the foreign exchange regulatory authority in the place where it is located and the foreign exchange regulatory authorities shall perform indirect regulation over the direct investment-related foreign exchange registration via banks.

The Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment (the “SAFE Circular 28”) was promulgated and became effective on October 23, 2019. According to the SAFE Circular 28, non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments using their capital if the domestic investment projects are in compliance with the prevailing special administrative measures for access of foreign investments and relevant regulations.

Korea

Since our Ordinary Shares are listed on KRX, our Ordinary Shares and the ADSs are also subject to certain Korean foreign exchange controls and securities regulations.

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under such Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws”, regulate investments in Korean securities (including KRW securities, such as our Ordinary Shares and KRW linked securities, such as the ADSs) by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”), regulations that regulate investments by foreigners in Korean securities and issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws:

●	if the Korean government deems it necessary on account of war, armed conflict, natural disaster, grave and sudden and significant changes in domestic or foreign economic circumstances, or similar events or circumstances, the Ministry of Economy and Finance may (i) temporarily suspend payment, receipt, or performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep, or sell precious metal or any means of payment to The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies, or (iii) require resident creditors to collect and recover debts owed by non-resident debtors and to retrieve them to Korea; and

●	if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transaction with The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies.

Government review of issuances of ADSs

In order for us to issue Ordinary Shares or ADSs (including with respect to the deposit of any new or existing Ordinary Shares), we are required to submit a report to the Ministry of Economy and Finance with respect to the issuance of such Ordinary Shares or ADSs as KRW securities or KRW linked securities prior to and after such issuance. The Ministry of Economy and Finance may at its discretion direct us to take necessary measures to avoid exchange rate fluctuations in connection with its acceptance of the report of our issuance of the Ordinary Shares or the ADSs.

Under current Korean laws and regulations, in order for the depositary to accept for deposit any existing Ordinary Shares from holders of the Ordinary Shares, other than from us, for the purpose of issuing ADSs representing such Ordinary Shares, the depositary would be required to obtain our prior consent for the purposes of the above-mentioned prior report to the Ministry of Economy and Finance and the filing of a securities registration statement noted in “Restrictions applicable to ADSs”. For the avoidance of doubt, the issuer must obtain approval from the MOEF for all issuances of ADSs and a securities registration statement must be submitted to FSCMA for all issuances, irrespective of whether the issuance is of Ordinary Shares deposited with the Custodian purchased over KRX, rather than newly-issued Ordinary Shares.

Restrictions applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs. Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for any newly issued shares of ours and participate in free distributions and receive dividends on shares without any further governmental approval. In addition, we are required to file a securities registration statement with the Financial Services Commission and such securities registration statement has to become effective pursuant to the FSCMA in order for us to issue ADSs, except in certain limited circumstances.

Restrictions applicable to shares

The Ordinary Shares must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks, investment dealers or brokers (which may include a Korean securities company and a non-Korean securities company’s branch office in Korea), the Korea Securities Depository, asset management companies, and internationally recognized custodians are eligible to act as a custodian of such shares for a non-resident or foreign investor. A custodian acting for a non-resident or foreign investor must deposit the shares with the Korea Securities Depository. However, a foreign investor may be exempted from such deposit requirement with the approval of the Governor of the Financial Supervisory Service (the “Governor”) in circumstances where its compliance with such requirement is impracticable, including cases where such compliance would contravene the laws of its home country.

A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks, investment dealers or brokers (which may include Korean securities companies and Korean branch offices of non-Korean securities companies), asset management companies, and internationally recognized foreign custodians. Generally, a foreign investor may not allow any person, other than its standing proxy, to exercise any rights associated with its shares or perform any tasks related to such shares on its behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in circumstances where such compliance is impracticable, including cases where such compliance would contravene the laws of its home country.

No governmental approval is required for a foreign investor to receive any dividends or sales proceeds in Korean Won of any shares listed in a Korean company which are to be paid, received, and retained in Korea. Such dividends or sales proceeds received by such foreign investor may be deposited in a Korean Won account established with such investor’s investment dealer or investment broker or its Korean Won account established with a foreign exchange bank. Funds in such foreign investor’s Korean Won account may be transferred to its foreign currency account in Korea or withdrawn for investing in shares in any Korean company (including the Company) and other limited purposes.

Investment dealers and investment brokers are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, investment dealers and investment brokers may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

Reporting Requirements for Holders of Substantial Interests in Korea

Report on substantial shareholding (5% report)

Under the FSCMA, any person whose direct or beneficial ownership of a listed company’s shares with voting rights, equity-related debt securities including convertible bonds, bonds with warrants, exchangeable bonds, certificates representing the rights to subscribe for shares, derivatives-linked securities and depository receipts for the aforementioned securities, which we refer to collectively as equity securities, together with the equity securities directly or beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding equity securities of such listed company is required to report the status and purpose (in terms of whether the purpose of the shareholding is to participate in the management of the issuer) of the holdings and the material contents of the agreements relating to the equity securities and other matters prescribed by the Presidential Decree under the FSCMA to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest.

In addition, (A) any change in the number of the owned equity securities that equals or exceeds 1% of the total outstanding equity securities or (B) any change in (i) the purpose of the shareholding or in the ownership of the equity securities, (ii) the major terms and conditions of the agreements relating to the equity securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant equity securities is 1% or more of the total outstanding equity securities or (iii) the type of the ownership (direct ownership or holdings) to the extent the number of relevant equity securities is equal to or exceeds 1% of the total outstanding equity securities, subsequent to the report, must be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of such change (or by the tenth day of the month following the month in which the change described in (A) above occurs, in the case of a person (other than certain professional investors designated by the Financial Services Commission) with no intent to seek management control). Notwithstanding the foregoing, certain professional investors designated by the Financial Services Commission may report the 5% ownership status and the changes described in (A) above to the Financial Services Commission and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5% ownership interest is reached or the change occurs.

When filing a report to the Financial Services Commission and the Korea Exchange in accordance with the reporting requirements described above, a copy of such report must also be sent to the relevant listed company.

Violation of these reporting requirements may subject a person to sanctions such as prohibition on the exercise of voting rights with respect to the equity securities for which the reporting requirement was violated, or fines and/or imprisonment. Furthermore, the Financial Services Commission may order the disposal of the equity securities for which the reporting requirement was violated.

A person reporting to the Financial Services Commission and the Korea Exchange that his/her purpose of holding the equity securities is to participate in the management of the listed company is prohibited from acquiring additional equity securities of the listed company and exercising voting rights during the period commencing from the date on which the event triggering the reporting requirement occurs and ending on the fifth day from the date on which the report is made.

Report by the major shareholder on its shareholding status (10% report)

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our voting stock and/or depository receipts for our voting stock accounts for 10% or more of the total issued and outstanding voting stock, whom we refer to as a major shareholder, must file a report to the Securities and Futures Commission of Korea and to the Korea Exchange within five business days after the date on which the person reached such shareholding limit. In addition, such person must file a report to the Securities and Futures Commission of Korea and to the Korea Exchange regarding any subsequent change in his/her shareholding. Such report on a subsequent change in shareholding must be filed within five business days of the occurrence of any such change. Violation of these reporting requirements may subject a person to criminal sanctions such as fines and/or imprisonment.

Report by the Major Shareholder of its Plan to Transaction Specific Securities

The FSCMA, amended on January 23, 2024 and implemented from July 24, 2024, stipulates that if any major shareholder wishes to sell, buy, or carry out other transactions prescribed by the enforcement decree of the FSCMA involving, specific securities, it shall file a report on its plan for such transactions including the details on the purpose, transaction volume, transaction period and other matters prescribed by the enforcement decree of the FSCMA, to the SFC and the Korea Exchange during the period prescribed by the enforcement decree of the FSCMA within 30 days to 90 days prior to the commencement of such transactions.

The enforcement decree of the FSCMA provides the details of the foregoing reporting requirements.

According to the FSCMA, the following entities and any foreign entities equivalent thereto are expected to be excluded from the scope of a major shareholder under the enforcement decree of the FSCMA for the purpose of the above reporting obligation: (i) Korean Government, (ii) The Bank of Korea, (iii) a bank under the Banking Act, (iv) The Korea Development Bank, (v) The Industrial Bank of Korea, (vi) The Export-Import Bank of Korea, (vii) National Agricultural Cooperative Federation, (viii) National Federation of Fisheries Cooperatives, (ix) an insurance company under the Insurance Business Act, (x) a financial investment firm under the FSCMA, (xi) Korea Securities Finance Corporation, (xii) a merchant bank under the FSCMA, (xiii) a money brokerage corporation under the FSCMA, (xiv) a financial holding company under the Financial Holding Companies Act, (xv) a specialized credit financial corporation under the Specialized Credit Financial Business Act, (xvi) Korea Federation of Savings Bank and a mutual savings bank under the Mutual Savings Bank Act, (xvii) National Forest Cooperatives Federation, (xviii) Korean Federation of Community Credit Cooperatives, (xix) National Credit Union Federation, (xx) Korea Deposit Insurance Corporation and a financial resolution institution under the Depositor Protection Act, (xxi) Korea Asset Management Corporation, (xxii) Korea Housing Finance Corporation, (xxiii) Korea Investment Corporation, (xxiv) Korea Financial Investment Association, (xxv) Korea Securities Depositary, (xxvi) an electronic registration institution under the Act on Electronic Registration of Stocks, Bonds, Etc., (xxvii) Korea Exchange, (xxviii) FSS, (xxix) a collective investment vehicle (fund) established under the FSCMA, (xxx) a credit guarantee fund established under the Credit Guarantee Fund Act, (xxxi) a technology credit guarantee fund established under the Technology Credit Guarantee Fund Act, (xxxii) a fund or pension fund established pursuant to Korean law (excluding the credit guarantee fund and the technology credit guarantee fund above) or a corporation manages such fund or pension fund, (xxxiii) a corporation that operates the mutual aid business pursuant to Korean law, (xxxiv) Korean local government, (xxxv) a special purpose vehicle of the private equity fund under the FSCMA (xxxvi) Korea SMEs and Startups Agency, and (xxxvii) a privately placed collective investment scheme excluded from the definition of collective investment under Article 6, Paragraph 5(1) of the FSCMA (except for an individual investment association under the Venture Investment Promotion Act).

Furthermore, the Enforcement Decree of the FSCMA also excludes some types of the transactions from the transactions subject to the above reporting obligation, and the excluded transactions are expected to include a transaction to acquire or dispose of the securities as a result of issuance of, or exercise the exchange rights under, the exchangeable bonds among the specific securities.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2024 and 2023

	For the fiscal years ended December 31,		Change
	2024	2023	Amount	%
Net revenues	$144,629,055	$134,068,317	$10,560,738	7.88
Cost of revenues	(99,833,630)	(86,972,132)	(12,861,498)	14.79
Gross profit	44,795,425	47,096,185	(2,300,760)	(4.89)
Operating expenses:
Selling expenses	(19,672,532)	(19,550,604)	(121,928)	0.62
General and administrative expenses	(4,379,642)	(4,075,896)	(303,746)	7.45
Research and development expenses	(4,973,452)	(4,250,451)	(723,001)	17.01
Total operating expenses	(29,025,626)	(27,876,951)	(1,148,675)	4.12
Income from operations	15,769,799	19,219,234	(3,449,435)	(17.95)
Other income (expenses):
Interest income	179,412	178,758	654	0.37
Interest expense	(1,064,745)	(995,345)	(69,400)	6.97
Other income, net	58,766	208,908	(150,142)	(71.87)
Other expense, net	(2,839,598)	(2,111,109)	(728,489)	34.51
Exchange loss	(3,298)	(11,651)	8,353	(71.69)
Total other expenses	(3,669,463)	(2,730,439)	(939,024)	34.39
Income before income tax	12,100,336	16,488,795	(4,388,459)	(26.61)
Income tax expense	(850,633)	(2,478,882)	1,628,249	(65.68)
Net income	$11,249,703	$14,009,913	$(2,760,210)	(19.70)

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2023 and 2022

	For the fiscal years ended December 31,		Change
	2023	2022	Amount	%
Net revenues	$134,068,317	$130,789,405	$3,278,912	2.51
Cost of revenues	(86,972,132)	(86,444,589)	(527,543)	0.61
Gross profit	47,096,185	44,344,816	2,751,369	6.20
Operating expenses:
Selling expenses	(19,550,604)	(19,691,729)	141,125	(0.72)
General and administrative expenses	(4,075,896)	(4,006,282)	(69,614)	1.74
Research and development expenses	(4,250,451)	(4,105,172)	(145,279)	3.54
Total operating expenses	(27,876,951)	(27,803,183)	(73,768)	0.27
Income from operations	19,219,234	16,541,633	2,677,601	16.19
Other income (expenses):
Interest income	178,758	244,416	(65,658)	(26.86)
Interest expense	(995,345)	(83,516)	(911,829)	1091.80
Other income, net	208,908	122,240	86,668	70.90
Other expense, net	(2,111,109)	(1,762,251)	(348,858)	19.80
Exchange loss	(11,651)	(55,654)	44,003	(79.07)
Total other income, net	(2,730,439)	(1,534,765)	(1,195,674)	77.91
Income before income tax	16,488,795	15,006,868	1,481,927	9.87
Income tax expense	(2,478,882)	(3,812,884)	1,334,002	(34.99)
Net income	$14,009,913	$11,193,984	$2,815,929	25.16

Net Revenues

Our revenue is reported net of all VAT. We derived revenue primarily from sales of cured meat products, snack products and frozen meat products.

The following table sets forth the breakdown of our revenues by category for the fiscal years indicated.

	For the fiscal years ended December 31,
	2024		2023		Changes
	Amount	%	Amount	%	Amount	%

Cured Meat Products
– Cured Pork Sausages	$56,415,055	39.01	$48,589,050	36.24	$7,826,005	16.11
– Cured Pork Meat	16,558,601	11.45	21,972,199	16.39	(5,413,598)	(24.64)
– Other Cured Meat Products	13,042,373	9.02	12,714,581	9.48	327,792	2.58
Snack Products	50,541,248	34.95	43,635,556	32.55	6,905,692	15.83
Frozen Meat Products	8,071,778	5.57	7,156,931	5.34	914,847	12.78
Total revenues	$144,629,055	100.00	$134,068,317	100.00	$10,560,738	7.88

Compared with net revenue for the fiscal year ended December 31, 2023, our net revenue increased by $10.56 million, or 7.88%, for the fiscal year ended December 31, 2024, which was primarily attributable to a $2.74 million decrease in sales of cured meat products, a $6.91 million increase in sales of snack products, and a $0.91 million increase in sales of frozen meat products, mainly due to increased promotion of snack products by direct stores and e-commerce.

Revenue from sales of cured meat products increased by $2.74 million, to $86.02 million for the fiscal year ended December 31, 2024 from $83.28 million for the fiscal year ended December 31, 2023. The sales volume of cured meat products increased from 10,956 tons for the fiscal year ended December 31, 2023 to 12,873 tons for the fiscal year ended December 31, 2024. The increase in sales volume resulted in an increase of $14.57 million in revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $1.39 million in revenue. In addition, the increase was partially offset by the decrease in the average unit sales price from $8.00 per kilogram for the fiscal year ended December 31, 2023 to $6.79 per kilogram for the fiscal year ended December 31, 2024, which resulted in a decrease of $10.44 million in revenue.

Revenue from sales of snack products increased by $6.91 million, to $50.54 million for the fiscal year ended December 31, 2024 from $43.63 million for the fiscal year ended December 31, 2023. The sales volume of snack products increased from 5,785 tons for the fiscal year ended December 31, 2023 to 6,864 tons for the fiscal year ended December 31, 2024. The increase in sales volume resulted in an increase of $8.13 million in revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.81 million in revenue. In addition, the increase was partially offset by the decrease in the average unit sales price from $7.94 per kilogram for the fiscal year ended December 31, 2023 to $7.48 per kilogram for the fiscal year ended December 31, 2024, which resulted in a decrease of $0.41 million in revenue.

Revenue from sales of frozen meat products increased by $0.91 million, to $8.07 million for the fiscal year ended December 31, 2024 from $7.16 million for the fiscal year ended December 31, 2023. The sales volume of frozen meat products increased from 1,836 tons for the fiscal year ended December 31, 2024 to 1,520 tons for the fiscal year ended December 31, 2023. The increase in sales volume resulted in an increase of $1.48 million in revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RM B7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.13 million in revenue. In addition, the increase was partially offset by the decrease in the average unit sales price from $4.95 per kilogram for the fiscal year ended December 31, 2023 to $4.47 per kilogram for the fiscal year ended December 31, 2024, which resulted in a decrease of $0.44 million in revenue.

	For the fiscal years ended December 31,
	2023		2022		Changes
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$48,589,050	36.24	$53,437,430	40.86	$(4,848,380)	(9.07)
– Cured Pork Meat	21,972,199	16.39	19,151,374	14.64	2,820,825	14.73
– Other Cured Meat Products	12,714,581	9.48	15,804,689	12.08	(3,090,108)	(19.55)
Snack Products	43,635,556	32.55	35,906,342	27.45	7,729,214	21.53
Frozen Meat Products	7,156,931	5.34	6,489,570	4.96	667,361	10.28
Total revenues	$134,068,317	100.00	$130,789,405	100.00	$3,278,912	2.51

Compared with net revenue for the fiscal year ended December 31, 2022, our net revenue increased by $3.28 million, or 2.51%, for the fiscal year ended December 31, 2023, which was primarily attributable to a $5.12 million decrease in sales of cured meat products, a $7.73 million increase in sales of snack products, and a $0.67 million increase in sales of frozen meat products, mainly due to increased promotion of snack products by direct stores and e-commerce.

Revenue from sales of cured meat products decreased by $5.12 million, to $83.28 million for the fiscal year ended December 31, 2023 from $88.39 million for the fiscal year ended December 31, 2022, which was primarily due to an increase of the currency exchange rates applied to statements of operations from RMB6.7290 to $1.00 for the fiscal year ended December 31, 2022 to RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023, resulting in a decrease of $4.35 million in revenue. In addition, the decrease in revenue was due to the decrease in the sales volume from 11,562 tons for the fiscal year ended December 31, 2022 to 10,956 tons for the fiscal year ended December 31, 2023, which resulted in a decrease of $4.64 million in revenue. The decrease in revenue from sales of cured meat products was partially offset by an increase of $3.87 million in revenue, primarily due to the increase in the average unit sales price from $7.65 per kilogram for the fiscal year ended December 31, 2022 to $8.00 per kilogram for the fiscal year ended December 31, 2023.

Revenue from sales of snack products increased by $7.73 million, to $43.63 million for the fiscal year ended December 31, 2023 from $35.90 million for the fiscal year ended December 31, 2022. The sales volume of snack products increased from 4,517 tons for the fiscal year ended December 31, 2022 to 5,785 tons for the fiscal year ended December 31, 2023. The increase in sales volume resulted in an increase of $10.08 million in revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB6.7290 to $1.00 for the fiscal year ended December 31, 2022 to RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023, which caused a decrease of $2.28 million in revenue. In addition, the increase was partially offset by the decrease in the average unit sales price from $7.95 per kilogram for the fiscal year ended December 31, 2022 to $7.94 per kilogram for the fiscal year ended December 31, 2023, which resulted in a decrease of $0.07 million in revenue.

Revenue from sales of frozen meat products increased by $0.67 million, to $7.16 million for the fiscal year ended December 31, 2023 from $6.49 million for the fiscal year ended December 31, 2022. The sales volume of frozen meat products increased from 1,276 tons for the fiscal year ended December 31, 2022 to 1,520 tons for the fiscal year ended December 31, 2023. The increase in sales volume resulted in an increase of $1.24 million in revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RM B6.7290 to $1.00 for the fiscal year ended December 31, 2022 to RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023, which caused a decrease of $0.37 million in revenue. In addition, the increase was partially offset by the decrease in the average unit sales price from $5.09 per kilogram for the fiscal year ended December 31, 2022 to $4.95 per kilogram for the fiscal year ended December 31, 2023, which resulted in a decrease of $0.20 million in revenue.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment.

Our cost of revenue increased by 14.79% from $86.97 million for the fiscal year ended December 31, 2023 to $99.83 million for the year ended December 31, 2024, which was primarily attributable to an increase of sales volume resulting in an increase of costs, accordingly.

Cost of revenue of cured meat products increased by $4.91 million, to $59.79 million for the fiscal year ended December 31, 2024 from $54.88 million for the fiscal year ended December 31, 2023.The increase was mainly due to the increase in sales volume as discussed above, which resulted in an increase of $9.61 million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.97 million in cost of revenue. In addition, the increase was partially offset by the unit cost from $5.27 per kilogram for the fiscal year ended December 31, 2023 to $4.97 per kilogram for the fiscal year ended December 31, 2024, which caused a decrease of $3.73 million in cost of revenue.

Cost of revenue of snack products increased by $7.21 million, to $35.24 million for the fiscal year ended December 31, 2024 from $28.03 million for the fiscal year ended December 31, 2023. The increase was primarily due to i) the increase in sales volume as discussed above, which resulted in an increase of $5.63 million in cost of revenue, and ii) the increase was partially offset by the unit cost from $5.10 per kilogram for the fiscal year ended December 31, 2023 to $5.22 per kilogram for the fiscal year ended December 31, 2024, which caused an increase of $2.16 million in cost of revenue. In addition, the increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.57 million in cost of revenue.

Cost of revenue of frozen meat products increased by $0.74 million, to $4.80 million for the fiscal year ended December 31, 2024 from $4.06 million for the fiscal year ended December 31, 2023. The increase was primarily due to the increase in sales volume as discussed above, which resulted in an increase of $0.85 million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.08 million in cost of revenue. In addition, the increase was partially offset by the unit cost from $2.81 per kilogram for the fiscal year ended December 31, 2023 to $2.65 per kilogram for the fiscal year ended December 31, 2024, which caused a decrease of $0.03 million in cost of revenue.

Our cost of revenue increased by 0.61% from $86.44 million for the fiscal year ended December 31, 2022 to $86.97 million for the year ended December 31, 2023, which was primarily attributable to an increase of sales volume resulting in an increase of costs, accordingly.

Cost of revenue of cured meat products decreased by $4.33 million, to $54.88 million for the fiscal year ended December 31, 2023 from $59.21 million for the fiscal year ended December 31, 2022. The decrease was mainly due to i) the decrease in the currency exchange rates applied to statements of operations from RMB6.7290 to $1.00 for the fiscal year ended December 31, 2022 to RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023, which caused a decrease of $2.87 million in cost of revenue, and ii) the decrease in sales volume as discussed above, which resulted in a decrease of $3.11 million in cost of revenue. The decrease was offset by the increase in the unit cost from $5.12 per kilogram for the fiscal year ended December 31, 2022 to $5.27 per kilogram for the fiscal year ended December 31, 2023, which caused an increase of $1.65 million in cost of revenue.

Cost of revenue of snack products increased by $4.64 million, to $28.03 million for the fiscal year ended December 31, 2023 from $23.39 million for the fiscal year ended December 31, 2022. The increase was primarily due to the increase in sales volume as discussed above, which resulted in an increase of $6.57million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB6.7290 to $1.00 for the fiscal year ended December 31, 2022 to RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023, which caused a decrease of $1.47 million in cost of revenue. In addition, the increase was partially offset by the unit cost from $5.18 per kilogram for the fiscal year ended December 31, 2022 to $5.10 per kilogram for the fiscal year ended December 31, 2023, which caused a decrease of $0.46 million in cost of revenue.

Cost of revenue of frozen meat products increased by $0.22 million, to $4.06 million for the fiscal year ended December 31, 2023 from $3.84 million for the fiscal year ended December 31, 2022. The increase was primarily due to the increase in sales volume as discussed above, which resulted in an increase of $0.69 million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB6.7290 to $1.00 for the fiscal year ended December 31, 2022 to RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023, which caused a decrease of $0.21 million in cost of revenue. In addition, the increase was partially offset by the unit cost from $3.14 per kilogram for the fiscal year ended December 31, 2022 to $2.81 per kilogram for the fiscal year ended December 31, 2023, which caused a decrease of $0.26 million in cost of revenue.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended December 31, 2024 and 2023, our gross profit was $44.80 million and $47.10 million, respectively, and our gross profit margins were 30.97% and 35.13%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the years indicated.

	For the fiscal years ended December 31,
	2024		2023		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$17,982,499	31.88	$16,048,869	33.03	$1,933,630	12.05
– Cured Pork Meat	5,310,602	32.07	8,725,007	39.71	(3,414,405)	(39.13)
– Other Cured Meat Products	2,928,595	22.45	3,617,672	28.45	(689,077)	(19.05)
Snack Products	15,297,654	30.27	15,611,235	35.78	(313,581)	(2.01)
Frozen Meat Products	3,276,075	40.59	3,093,402	43.22	182,673	5.91
Total	$44,795,425	30.97	$47,096,185	35.13	$(2,300,760)	(4.89)

For the fiscal years ended December 31, 2023 and 2022, our gross profit was $47.10 million and $44.34 million, respectively, and our gross profit margins were 35.13% and 33.91%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the years indicated.

	For the fiscal years ended December 31,
	2023		2022		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$16,048,869	33.03	$16,552,813	30.98	$(503,944)	(3.04)
– Cured Pork Meat	8,725,007	39.71	7,734,442	40.39	990,565	12.81
– Other Cured Meat Products	3,617,672	28.45	4,894,814	30.97	(1,277,142)	(26.09)
Snack Products	15,611,235	35.78	12,517,944	34.86	3,093,291	24.71
Frozen Meat Products	3,093,402	43.22	2,644,803	40.75	448,599	16.96
Total	$47,096,185	35.13	$44,344,816	33.91	$2,751,369	6.20

Compared with gross profit for the fiscal year ended December 31, 2023, our gross profit decreased by $2.30 million, or 4.89%, for the fiscal year ended December 31, 2024, and the gross profit margin decreased from 35.13% to 30.97%, mainly due to a $2.17 million decrease in gross profit for sales of cured meat products, a $0.31 million decrease in gross profit for sales of snack products, and a $0.18 million increase in gross profit for sales of frozen meat products.

Compared with gross profit for the fiscal year ended December 31, 2022, our gross profit increased by $2.75 million, or 6.20%, for the fiscal year ended December 31, 2023, and the gross profit margin increased from 33.91% to 35.13%, mainly due to a $0.79 million decrease in gross profit for sales of cured meat products, a $3.09 million increase in gross profit for sales of snack products, and a $0.45 million increase in gross profit for sales of frozen meat products. Our gross profit and gross profit margin are primarily affected by the sales price we charged to our customers and our cost of revenues.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2024 and 2023.

	For the fiscal years ended December 31,
	2024		2023		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	19,672,532	13.60	19,550,604	14.58	121,928	0.62
General and administrative expenses	4,379,642	3.03	4,075,896	3.04	303,746	7.45
Research and development expenses	4,973,452	3.44	4,250,451	3.17	723,001	17.01
Total operating expenses	$29,025,626	13.60	$27,876,951	20.79	$1,148,675	4.12

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2023 and 2022.

	For the fiscal years ended December 31,
	2023		2022		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	19,550,604	14.58	19,691,729	15.06	(141,125)	(0.72)
General and administrative expenses	4,075,896	3.04	4,006,282	3.06	69,614	1.74
Research and development expenses	4,250,451	3.17	4,105,172	3.14	145,279	3.54
Total operating expenses	$27,876,951	20.79	$27,803,183	21.26	$73,768	0.27

Selling expenses

Selling expenses mainly include (i) advertising costs, (ii) salaries and commissions of sales and marketing staff, (iii) transportation fees and delivery fees for e-commerce platforms, (iv) space occupancy expenses, such as counters in supermarkets, and (v) service fees for e-commerce platforms such as Tiktok, JD.com, and Pinduoduo.

Our selling expenses increased by 0.62%, from $19.55 million for the fiscal year ended December 31, 2023 to $19.67 million for the year ended December 31, 2024. The increase was mainly due to an increase in advertising costs of $0.11 million.

Our selling expenses decreased by 0.72%, from $19.69 million for the fiscal year ended December 31, 2022 to $19.55 million for the year ended December 31, 2023. The decrease was mainly due to (i) a decrease in express fee of $0.31 million; (ii) a decrease in advertising costs of $0.02 million; and (iii) an increase in salaries of $0.21 million.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for our administrative personnel; (ii) depreciations and amortizations; (iii) lease expenses relating to leased properties used for administrative and factory purposes; (iv) entertainment expenses used in business operation; and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 7.45%, from $4.08 million for the fiscal year ended December 31, 2023 to $4.38 million for the fiscal year ended December 31, 2024, which was primarily attributable to expense in connection with the initial public offering.

Our general and administrative expenses increased by 1.74%, from $4.01 million for the fiscal year ended December 31, 2022 to $4.08 million for the fiscal year ended December 31, 2023, which was primarily attributable to (i) an increase in salaries of $0.14 million; and (ii) a decrease of amortization of right of use assets of $0.08 million.

Research and development expenses

Our research and development expenses primarily comprise costs of materials used for experiments, employee salaries and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses increased by 17.01%, from $4.25 million for the year ended December 31, 2023 to $4.97 million for the year ended December 31, 2024, which was primarily attributable to the new research and development cooperation project of $0.69 million.

Our research and development expenses increased by 3.54%, from $4.11 million for the year ended December 31, 2022 to $4.25 million for the year ended December 31, 2023, which was primarily attributable to (i) an increase in salaries of $0.10 million; (ii) an increase of depreciation of research and development equipment of $0.04 million; and (iii) an increase in consumption of raw materials of $0.02 million.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from mainland China local government to encourage the expansion of local business; (ii) interest income on bank deposits, interest expense on short-term bank borrowings, interest expense on lease liabilities, which is non-cash and calculated as the difference between lease payments and the net present value of the lease payment over the entire term of the lease; (iii) foreign exchange gains or losses; and (iv) loss on disposal of fixed assets.

Our total other expenses increased from $2.73 million for the fiscal year ended December 31, 2023 to $3.67 million of the other expenses for the year ended December 31, 2024, primarily due to (i) a decrease in other income of $0.15 million, mainly due to decrease of the government subsidies and rewards; and (ii) an increase in other expense of $0.73 million, due to disposal of the old equipment.

Our total other expenses increased from $1.53 million for the fiscal year ended December 31, 2022 to $2.73 million of the other expenses for the year ended December 31, 2023, primarily due to (i) an increase in interest expense of $1.01 million, mainly due to the increase in bank loans; and (ii) an increase in other expense of $0.35 million, due to disposal of the old equipment.

Income tax expenses

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Mainland China

Generally, subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of the EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Our subsidiary, Wing Yip GD, was qualified as a HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for years 2019, 2020, and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022, and could not enjoy such tax incentives starting in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023 and qualified as a HNTE in December 2023. Therefore, Wing Yip GD is eligible to enjoy a preferential tax rate of 15% for the years 2023, 2024 and 2025, to the extent it had taxable income under the EIT Law.

Our income tax expense decreased from $2.48 million for the fiscal year ended December 31, 2023 to $0.85 million for the year ended December 31, 2024, mainly due to additional deductions for research and development expenses increase tax benefits.

Our income tax expense decreased from $3.81 million for the fiscal year ended December 31, 2022 to $2.48 million for the year ended December 31, 2023, mainly because Wing Yip GD was eligible to enjoy a preferential tax rate of 15% in 2023.

Net income

As a result of the foregoing, our net income decreased by 19.70%, from net income of $14.01 million for the fiscal year ended December 31, 2023 to $11.25 million for the fiscal year ended December 31, 2024.Our net income increased by 25.16%, from net income of $11.19 million for the fiscal year ended December 31, 2022 to $14.01 million for the fiscal year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, we had $87.93 million in cash, compared to $90.96 million in cash as of December 31, 2023. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the procurement of raw materials, purchase of equipment and property, payroll and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operations, debt financing, and financial support from the principal shareholder or external investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of December 31, 2024, we had loans outstanding totaling $21.55 million. Beside these loans, we did not have any debts, finance leases or purchase commitments, guarantees or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renewal of commercial bank loans, as well as proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of December 31, 2024 amounted to $81.23 million, compared to $89.36 million as of December 31, 2023.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that income generated from our current operations can satisfy our daily working capital needs for at least the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

For the Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the fiscal years ended December 31,
	2024	2023
Net cash provided by operating activities	$12,483,808	$17,651,626
Net cash used in investing activities	(10,103,026)	(222,166)
Net cash provided by financing activities	4,414,498	6,126,623
Effect of exchange rate changes on cash held in foreign currencies	(8,950,790)	13,817
Net (decrease) increase in cash	(2,155,510)	23,569,900
Cash at beginning of the year	90,963,594	67,393,694
Cash at end of the year	$88,808,084	$90,963,594

For the Fiscal Years Ended December 31, 2023 and 2022

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the fiscal years ended December 31,
	2023	2022
Net cash provided by operating activities	$17,651,626	$8,922,859
Net cash used in investing activities	(222,166)	(18,056,679)
Net cash provided by financing activities	6,126,623	5,833,358
Effect of exchange rate changes on cash held in foreign currencies	13,817	(6,070,232)
Net (decrease) increase in cash	23,569,900	(9,370,694)
Cash at beginning of the year	67,393,694	76,764,388
Cash at end of the year	$90,963,594	$67,393,694

Operating activities

For the fiscal year ended December 31, 2024, our net cash provided by operating activities was $12.48 million, which was primarily attributable to (i) depreciation of property and equipment of $4.42 million; (ii) an increase in inventories of $1.88 million, due to an increase of raw materials; (iii) an increase in prepaid expenses and other current assets of $3.86 million, mainly due to prepaid rental expenses by $3.53 million in 2024; and (iv) an increase in notes payable of $2.93 million.

For the fiscal year ended December 31, 2023, our net cash provided by operating activities was $17.65 million, which was primarily attributable to (i) depreciation and disposal loss of property and equipment of $3.02 million and $2.01 million; (ii) a decrease in inventories of $1.15 million, due to an increase in the number of orders that resulted in more raw materials being produced into finished products and sold; (iii) a decrease in prepaid expenses and other current assets of $1.14 million, mainly due to a decrease of the prepaid decoration expenses by $0.4 million and a decrease of VAT deductibles by $1.13 million in 2023; and (iv) an increase in accounts receivable of $3.31 million, which was mainly due to the fact that the sales of the top ten customers increased significantly in the fourth quarter of 2023 compared to the fourth quarter of 2022, and the Company offered payment terms to the top ten customers with a credit period of 90 days.

For the fiscal year ended December 31, 2022, our net cash provided by operating activities was $8.92 million, which was primarily attributable to (i) depreciation and disposal loss of property and equipment of $1.35 million and $1.67 million, respectively; (ii) an increase in inventories of $1.81 million, due to an increase in the purchase of raw materials by the Company in the fourth quarter of 2022; (iii) a decrease in accounts payable of $6.04 million, due to the fact that the Company’s purchases for the fourth quarter of 2022 were concentrated in November 2022 and accounts payable were paid in December 2022; and (iv) a decrease in accounts receivable of $2.23 million, which was mainly due to an increase in new customers who paid a larger proportion of their invoices in the subsequent month, resulting reduced accounts receivable.

Investing activities

For the fiscal year ended December 31, 2024, our net cash used in investing activities was $10.10 million, which was primarily attributable to the purchase of property and equipment of $11.50 million, and the purchase of intangible assets of $0.55 thousand.

For the fiscal year ended December 31, 2023, our net cash used in investing activities was $0.22 million, which was primarily attributable to the purchase of property and equipment of $0.21 million and the purchase of intangible assets of $0.01million.

For the fiscal year ended December 31, 2022, our net cash used in investing activities was $18.06 million, which was primarily attributable to the purchase of property and equipment of $18.01 million.

Financing activities

For the fiscal year ended December 31, 2024, our net cash provided by financing activities was $4.41 million, which was attributable to the proceeds received issuance of ordinary shares, net of offering costs $6.23 million, the proceeds received from short-term loans, which amounted to $7.12 million and the proceeds received from long-term loans, which amounted to $0.65 million, as offset by repayment of short-term loans of $6.71 million and repayment of long-term loans of $2.88 million.

For the fiscal year ended December 31, 2023, our net cash provided by financing activities was $6.13 million, which was attributable to the proceeds received from short-term loans, which amounted to $6.48 million and the proceeds received from long-term loans, which amounted to $4.65 million, as offset by repayment of short-term loans of $3.80 million and repayment of long-term loans of $0.59 million, and the deferred offering costs, which amounted to $0.61 million.

For the fiscal year ended December 31, 2022, our net cash provided by financing activities was $5.83 million, which was attributable to the proceeds received from short-term loans, which amounted to $9.96 million and the proceeds received from long-term loans, which amounted to $11.60 million, as offset by repayment of short-term loans in the aggregate principal amount of $15.73 million.

Contractual obligation

The following table sets forth our contractual obligations as of December 31, 2024:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$6,712,972	$6,712,972	—	—
Long-term loans due within one year	10,506,144	10,506,144	—	—
Long-term loan	4,335,336	—	4,335,336	—
Operating lease commitment	58,159	39,939	18,220	—
Operating lease obligations	405,624	102,827	106,534	196,263
Total	$22,018,235	$17,361,882	$4,460,090	$196,263

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable represent the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for credit losses.

We maintain an allowance for credit losses, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. Our allowance for uncollectible balances as of December 31, 2024 and 2023 are disclosed in Note 2 of our accompanying consolidation financial statements.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the six months ended June 30, 2024, and the years ended December 31,2024,2023 and 2022 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with us acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with us acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the fiscal years ended December 31, 2024,2023 and 2022, there was no revenue recognized on a net basis where we are acting as an agent.

For the fiscal years ended December 31, 2024,2023 and 2022, our revenues were primarily derived from (i) sales of products through offline, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, and (ii) sales of cured meat products and snack products primarily through online platform such as Tiktok, JD.com, and Pinduoduo.

Revenue from sales of products through offline

We generate revenue from the sale of cured meat products, snack products and frozen meat products to customers. We enter into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, we offer a credit term within 30-90 days for business customers. We recognize revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, our Group, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfils the promise to provide the specified products to customer, bears the risk of loss, due to factors including physical damage, obsolescence, expired, etc. either before the specified products have been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

Our Group recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through the online platform, we estimate the possibility of return based on the historical experience. As of December 31, 2024 and 2023, liabilities for return allowance were not material to the consolidated financial statements.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the fiscal years ended December 31, 2024,2023 and 2022 are disclosed in Note 2 of the accompanying consolidation financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Mr. Xiantao Wang	41	Director and Chairman of the Board of Directors
Ms. Tingfeng Wang	42	Director, Chief Executive Officer
Mr. Haobo Ye	50	Chief Financial Officer
Mr. Yang Chen	41	Independent director
Mr. Nanlong Liu	43	Independent director
Mr. Guipeng Huang(1)	41	Independent director

(1)	Mr. Guipeng Huang was appointed as an Independent Director, effective April 30, 2025. The above table does not include Mr. Hojin Kim, who resigned as the independent director, the chairperson of the Nominating Committee, a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2025 and was replaced by Mr. Guipeng Huang who was appointed as the independent director, the chairperson of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2025.

The following is a brief biography of each of our executive officers and directors:

Mr. Xiantao Wang has been a director and the chairman of the board of directors of Wing Yip since April 2015. He has also been the chairman of the board of directors of Wing Yip GD since November 2014. Prior to his current roles, Mr. Wang served as the sales manager at Wing Yip GD from December 2010 to March 2012, and the general manager at Wing Yip GD from April 2012 to November 2014. Mr. Wang received his Bachelor’s degree in International Economics and Trade from Zhongkai College of Agriculture and Engineering in China in July 2007.

Ms. Tingfeng Wang has been a director of Wing Yip since December 2016 and the Chief Executive Officer of Wing Yip since January 2023. She has also held different roles, including human resources and administration manager, director, assistant to the chairman of board of directors, IPO affairs manager, and manager of corporate development department at Wing Yip GD since December 2013. She is also a director at our subsidiary Wing Yip HN. She obtained her Bachelor’s degree in Human Resource Management & Industrial Relations and International Business from Victoria University of Wellington in New Zealand in December 2006.

Mr. Haobo Ye has been the Chief Financial Officer of Wing Yip since July 2020. He has also served as chief financial officer of our subsidiary, Wing Yip GD, since July 2020 and a director of Wing Yip GD since December 2014. From June 2016 to June 2020, Mr. Ye served as the warehouse manager and financial advisor of Wing Yip GD. From December 2010 to November 2014, Mr. Ye served as the legal representative of Wing Yip GD. He obtained his associate degree in Finance Management from Baoding Vocational and Technical College in China in June 2000.

Mr. Yang Chen has been an independent director of Wing Yip since December 26, 2023. Mr. Chen founded Shenzhen 0086 Digital Technology Limited and has served as its CEO and executive director since January 2022. His prior experience includes serving as a director and executive vice president of Yunnan Natural Roots Bio-Tech Limited from June 2020 to December 2021, and as a director and executive vice president of Shenzhen Blooming Creative Investment Limited, from July 2016 to April 2020. Prior to that, from February 2015 to June 2016, he held the position of vice president at Shenzhen Nanjiquan Culture Limited, and the executive vice president at Saudi Investment Limited from June 2013 to December 2014. From December 2008 to June 2013, Mr. Chen served as the senior project manager in the investment banking departments of two financial institutions, including CASH Financial Services Group Limited and IVY Investment Limited. Mr. Chen received his Bachelor’s degree in Accounting and Finance from the University of Bradford in the U.K. in July 2005. He received his Master’s degree in Accounting and Finance from The University of Manchester in the U.K. in September 2006.

Mr. Nanlong Liu has been an independent director of Wing Yip since December 26, 2023. Mr. Liu has served as general manager and executive director of Ruanxun (Xiamen) Financial Management Co, Ltd. since August 2022. His prior experience includes serving as audit director of Xiamen Zongheng Group Co, Ltd. from March 2014 to August 2022, and as audit supervisor of Xiamen Comfort Sci&Tech Group Co Ltd (stock code: 002614) (prior name: Xiamen Mengfali Technology Group Co, Ltd.), a company listed on Shenzhen Stock Exchange, from March 2012 to March 2014. Prior to that, from March 2010 to February 2012, he held the position of audit specialist at LeXiang (China) Investment Management Co, Ltd., and lead accountant at Neimenggu Little Sheep Catering Chain Co, Ltd. Xiamen Branch from July 2005 to March 2009. Mr. Liu received his Bachelor’s degree in Accounting from Fuzhou University in China in December 2005. He is a certified public accountant in China.

Mr. Guipeng Huang has been an independent director of Wing Yip since April 30, 2025. Since November 2024, he has been serving as Head of the Credit Department at the Zhongshan Huangpu branch of Industrial and the Commercial Bank of China ("ICBC"). From November 2021 to October 2024, he served as branch manager of the Zhongshan Yongan branch. From May 2016 to October 2017, he was deputy director of the business department at the same branch, and subsequently served as director of the business department from November 2017 to October 2021. Between December 2012 and April 2016, he worked as a corporate account manager at the Zhongshan Huangpu branch of the ICBC. From March 2008 to November 2012, he held the position of Personal Loan Account Manager at the same branch. Mr. Huang received his Bachelor’s degree in Business Administration from Guangdong Radio and Television University in 2005. He received his Bachelor’s degree in Finance from Southwest University in 2008.

Family Relationships

Our director, Mr. Xiantao Wang, is the biological brother of our director Ms. Tingfeng Wang. Except for that, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of US$287,616.22, as compensation to our executive officers, respectively, and we paid an aggregate of US$121,322.46 to our directors as yearly directors’ fees. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our operating subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our articles of association provide that our board of directors shall consist of not less than three directors (at least one-fourth of the directors be comprised of independent non-executive director) and that shareholders may from time to time by ordinary resolution at a general meeting determine the maximum number of directors. Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Our board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Duties of Directors

Under Hong Kong law, our directors owe fiduciary duties to our Company, including a duty to act in good faith in our best interests, a duty to exercise powers for a proper purpose, a duty to avoid conflicts between personal interests and our interests and a duty not to make secret profits. The Companies Ordinance also codifies directors’ duties of care, skill and diligence, which reflects a mixed objective and subjective test for the standard in carrying out a director’s duty to exercise reasonable care, skill and diligence. In deciding whether a director has breached his or her duties, both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the functions of the director of the company (the objective test) and the general knowledge, skill and experience of that particular director (the subjective test) have to be considered.

If a director fails to comply with his or her duties, he or she may be liable to civil or criminal proceedings and may be disqualified from acting as a director. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our Articles of Association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) recommending the declaration of dividends, and (iii) appointing officers and determining their terms of offices and responsibilities.

Terms of Directors and Executive Officers

Our articles of association provide that each director shall retire from office at least once every three years. However, a retiring director is eligible for re-election at the meeting at which he retires. A director who was appointed by the board of directors holds office until the next annual general meeting of the Company at which time such director shall retire and is eligible for re-election at that meeting. All of our executive officers are appointed by, and serve at the discretion of, our board of directors.

Qualification

Our directors are not required under our articles of association to hold any shares of our Company by way of qualification.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the U.S. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and a corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Guipeng Huang, Mr. Yang Chen and Mr. Nanlong Liu. Mr. Yang Chen is the chairperson of our audit committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Exchange Act. Our board also has determined that Mr. Yang Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation committee. Our compensation committee consists of Mr. Guipeng Huang, Mr. Yang Chen and Mr. Nanlong Liu. Mr. Nanlong Liu is the chairperson of our compensation committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and corporate governance committee. Our nominating committee consists of Mr. Guipeng Huang, Mr. Yang Chen and Mr. Nanlong Liu. Mr. Guipeng Huang is the chairperson of our nominating committee. We have determined that each of our independent directors also satisfies the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this annual report for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 50,330,928 Ordinary Shares outstanding as of the date of this annual report.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Xiantao Wang (Director and Chairman)	8,017,647	15.93%
Tingfeng Wang (Director and CEO)	12,932,031	25.69%
Haobo Ye (CFO)	1,540,964	3.06%
Hojin Kim(2) (Former Independent Director)	—	—
Yang Chen (Independent Director)	—	—
Nanlong Liu (Independent Director)	—	—
Guipeng Huang(3) (Independent Director)	—	—
All directors and executive officers as a group (six individuals):	22,490,642	44.69%
5% Shareholders:
Xiantao Wang	8,017,647	15.93%
Tingfeng Wang	12,932,031	25.69%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No.9, Guanxian North Rd, Huangpu Town, Zhongshan City, Guangdong, China 528429.

(2)	Mr. Guipeng Huang was appointed as an Independent Director, effective April 30, 2025.

(3)	Mr. Hojin Kim resigned as the independent director, the chairperson of the Nominating Committee, a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2025 and was replaced by Mr. Guipeng Huang who was appointed as the independent director, the chairperson of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2025.

As of the date of this annual report, approximately 4.68% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Deutsche Bank Trust Company Americas).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

There were no related party transactions that occurred during fiscal years ended December 31, 2024, 2023, and 2022, and up to the date of this annual report.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, however, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

Our Ordinary Shares have been listed on KOSDAQ since 2018, Wing Yip distributed dividends to its shareholders or investors for each fiscal year between 2019 and 2021. For the fiscal years ended December 31, 2022, 2023 and 2024, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors. We might pay certain amount of cash dividends in the foreseeable future, depending on our financial performance for a specific fiscal year. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to the ADSs (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to our articles of association and applicable Hong Kong law, our board of directors has discretion as to whether we will pay dividends in the future. Subject to our articles of association and applicable Hong Kong law, our shareholders in general meeting may declare dividends to be paid to the shareholders of the Company but no dividend shall be declared in excess of the amount recommended by our board of directors. Under the applicable Hong Kong law, we may not declare or pay dividends if there are reasonable grounds for believing that the Company has no distributable profit which could be the result of the following scenarios: (a) we are, or would after the payment be, unable to pay our liabilities as they become due, or (b) the realizable value of our assets would thereby be less than our liabilities.

As a holding company with no material operations of our own, we will be dependent on receipt of funds from Wing Yip GD. Mainland China regulations currently permit payment of dividends of a mainland China company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in mainland China. In addition, dividends distributed from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax.

Mainland China regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. The PRC regulatory authority also imposes certain restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. Therefore, we may encounter difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

The principal regulations governing the distribution of dividends by companies in the mainland China include the Company Law of the PRC, which was promulgated by the SCNPC on December 29, 1993, and was most recently amended on December 29, 2023 and became effective on July 1, 2024. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory common reserves, and may stop setting aside such after-tax profits after the aggregate amount of such funds reaches 50% of its registered capital. And for the purpose of avoiding misunderstanding, this portion of our PRC subsidiaries’ respective statutory common reserves are prohibited from being distributed to their shareholders as dividends, except in the event of liquidation. If the shareholders’ meeting or the board of directors distributes the profits to the shareholders by violating the above-mentioned provisions before the losses are made up and the statutory common reserves are drawn, the profits distributed shall be refunded to the Company. Upon contribution to the statutory common reserve using their after-tax profits, our PRC subsidiaries may also make further contribution to the discretionary common reserve using after-tax profits in accordance with a resolution of the shareholders’ meeting. The above-mentioned common reserves shall be used to expanding the production and business scale, increase the registered capital or eliminate future losses in excess of retained earnings of the respective companies. According to the Company Law of the PRC, shareholders shall be distributed with the dividends based on the percentages of the capital that they actually contributed. The exception shall be given if all shareholders agree that they will not be distributed with the dividends based on the percentages of the capital that they contributed.

In addition, the EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by mainland China companies to non-mainland resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax resident. Wing Yip may be considered as non-resident enterprises for tax purposes, so that any dividends paid by Wing Yip GD to Wing Yip may be regarded as Chinese mainland-sourced income and as a result may be subject to mainland China withholding tax at a rate of up to 10%. Nevertheless, pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement”, the withholding tax rate in respect of the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than a 25% share ownership in the mainland China entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower mainland China withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to any dividends paid by our PRC subsidiary Wing Yip GD to Wing Yip. If the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong holding company from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our operating subsidiaries in mainland China, and dividends payable by our operating subsidiaries in mainland China to us may not qualify to enjoy certain treaty benefits.”

If we pay any dividends on our Ordinary Shares, we will pay those dividends which are payable in respect of the Ordinary Shares underlying the ADSs to the depositary, as the registered holder of such Ordinary Shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Ordinary Shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. Dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The ADSs have been listed on the Nasdaq Capital Market since November 26, 2024 under the symbol “WYHG.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed on the Nasdaq Capital Market since November 26, 2024 under the symbol “WYHG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our articles of association, Exhibit 3.1, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the SEC on March 6, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

There are no exchange control regulations or currency restrictions in Hong Kong.

E. Taxation

Mainland China Enterprise Taxation

Enterprise Income Tax (“EIT”)

Pursuant to the EIT Law, which was promulgated on March 16, 2007 and last amended on December 29, 2018, and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC which was promulgated on December 6, 2007 and most recently amended on December 6, 2024 and effective on January 20, 2025, the income tax for both domestic and foreign-invested enterprises is at the same rate of 25%. Furthermore, resident enterprises, which refer to enterprises that are set up in accordance with mainland China laws, or that are set up in accordance with the law of the foreign country (region) but with its actual administration institution in mainland China, shall pay enterprise income tax originating both within and outside mainland China. While non-resident enterprises that have set up institutions or premises in mainland China shall pay enterprise income tax in relation to the income originating from mainland China and obtained by their institutions or establishments, and the income incurred outside mainland China but there is an actual relationship with the institutions or establishments set up by such enterprises. Where non-resident enterprises that have not set up institutions or establishments in mainland China, or where institutions or establishments are set up but there is no actual relationship with the income obtained by the institutions or establishments set up by such enterprises, they shall pay enterprise income tax in relation to the income originating from mainland China at the rate of 20%.

Value-Added Tax (“VAT”)

Pursuant to the Provisional Regulations on Value-added Tax of the PRC (the “VAT Provisional Regulations”), promulgated on December 13, 1993 and last amended on November 19, 2017 and its implementation rules, all entities or individuals in mainland China engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the importation of goods are required to pay value-added tax. Pursuant to the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax promulgated on March 23, 2016 and as amended on July 11, 2017, December 25, 2017 and March 20, 2019 respectively, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner as of May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Pursuant to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates promulgated on April 4, 2018 and come to effect on May 1, 2018, by Ministry of Finance and State Administration of Taxation, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are adjusted to be 16% and 10% respectively.

On December 25, 2024, the SCNPC promulgated the Value-added Tax Law of the PRC (the “VAT Law”), which will become effective on January 1, 2026 and abolish the VAT Provisional Regulations. Pursuant to the VAT Law, entities and individuals (including individual businesses) engaged in sale of goods, services, intangible assets and immovables and importation of goods within mainland China are VAT payers and shall pay VAT in accordance with the VAT Law.

Withholding Income Tax

Pursuant to the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, which was last amended on 6 December 2019, a company incorporated in Hong Kong will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds 25% or more equity interest in such PRC subsidiary at the time of the distribution, or at a rate of 10% on dividends it receives from its PRC subsidiary if it holds less than 25% equity interest in such PRC subsidiary at the time of the distribution.

Hong Kong Taxation

Profits tax

In the opinion of Patrick Mak & Tse, our Hong Kong counsel, the following discussion correctly describes the mechanism of profit tax in Hong Kong. Such summary is subject to changes in Hong Kong law.

Hong Kong adopts a territorial basis for taxing profits derived from a trade, profession, or business carried on in Hong Kong. Profits tax is only charged on profits which arise in or are derived from Hong Kong. In simple terms, this means that a person who carries on a business in Hong Kong but derives profits from another place is not required to pay tax in Hong Kong on those profits.

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as the Ordinary Shares underlying the ADSs. Generally, gains arising from disposal of the ADSs or the underlying Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of ADSs or the underlying Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their ADSs or with respect to the receipt of dividends on their ADSs, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the ADSs or the Ordinary Shares underlying the ADSs exists between Hong Kong and the United States.

Since the year of tax assessment 2008/09, entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%. A two-tiered profits tax rates regime was introduced for the year of assessment 2018/19 onwards. Under such regime, the profits tax rate for the first HK$2 million of assessable profits for entities will be lowered to 8.25%, being half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), and the assessable profits above HK$2 million will continue to be subject to the rate of 16.5%. All entities with profits chargeable to profits tax in Hong Kong would qualify for the two-tiered profits tax rates, except those with a connected entity which is nominated to be chargeable at the two-tiered rates. If, at the end of the basis period of the entity for the relevant year of assessment, the entity has one or more connected entities, the two-tiered profits tax rates would only apply to the one which is nominated to be chargeable at the two-tiered rates. The others would not qualify for the two-tiered profits tax rates.

An entity is a connected entity of another entity if (i) one of them has control over the other, or (ii) both of them are under the control of the same entity. Generally, an entity has control over another entity if the first-mentioned entity, whether directly or indirectly through one or more than one other entity, (a) owns or controls more than 50% in aggregate of the issued share capital of the latter entity; (b) is entitled to exercise or control the exercise of more than 50% in aggregate of the voting rights in the latter entity; or (c) is entitled to more than 50% in aggregate of the capital or profits of the latter entity.

As the ultimate holding company of Wing Yip GD is Wing Yip, and therefore only one of the two entities may benefit from the two-tiered profits tax rates. The other entity that is not subjected to the two-tiered profits tax rates will be subjected to profit tax at the rate of 16.5%.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks.” The term “stocks” refers to shares in companies incorporated in Hong Kong, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes the Ordinary Shares underlying the ADSs but not the ADSs. Even if the ADSs are caught under the definition of “stocks,” they would not be considered “Hong Kong stocks” under the SDO since the transfer of the ADSs are not required to be registered in Hong Kong given that the books for the transfer of ADSs are located in the United States. The transfer of ADSs is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.10% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES OR ADSS TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES OR ADSS.

The following does not address the U.S. tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or ADSs);

●	persons who acquired our Ordinary Shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or ADSs; or

●	persons holding our Ordinary Shares or ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase our Ordinary Shares or the ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or ADSs.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares or ADSs

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares or ADSs. It is directed to U.S. Holders (as defined below) of our Ordinary Shares or ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares or ADSs, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares or ADSs are urged to consult their tax advisors regarding an investment in our Ordinary Shares or ADSs.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

●	The actual days in the United States in the current year; plus

●	One-third of his or her days in the United States in the immediately preceding year; plus

●	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Federal Income Tax Treatment of ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the ADSs or Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. There is no income tax treaty between the United States and Hong Kong. However, the ADSs or our Ordinary Shares are intended to be tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ADSs or Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raised in our past offerings will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in any offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or Ordinary Shares and the amount of cash we raised in the initial public offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ADSs or Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or Ordinary Shares, subject to certain exceptions (including an exception for the ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or Ordinary Shares.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

●	a resident of Korea;

●	a corporation with its head office, principal place of business or place of effective management in Korea; or

●	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Ordinary Shares or ADSs

We will not deduct Korean withholding tax from dividends paid to you (whether payable in cash or in shares) at a rate of 22.0% (inclusive of local income surtax) since the dividends paid by foreign corporation would not be deemed Korean sourced income.

Taxation of Capital Gains from Transfer of Ordinary Shares or ADSs

As a general rule, capital gains earned by non-residents upon transfer of the Ordinary Shares issued by foreign corporation but listed in Korea Exchange are subject to Korean withholding tax at the lower of (1) 11.0% (inclusive of local income surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the Ordinary Shares, 22.0% (inclusive of local income surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “Material Income Tax Consideration — Korean Taxation — Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

In regards to the transfer of the Ordinary Shares through the Korea Exchange, you will not be subject to the withholding tax on capital gains (as described in the preceding paragraph) if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any person with which you have a certain special relationship) 25% or more of the total issued and outstanding shares, which may include the Ordinary Shares represented by the ADSs, at any time during the calendar year in which the sale occurs and during the five consecutive calendar years prior to the calendar year in which the sale occurs.

Under Korean tax law, it is unclear whether ADSs are viewed as shares of common stock for capital gains tax purposes and if ADSs are treated as our Ordinary Shares capital gains from the sale or disposition of ADSs are taxed (if such sale or disposition constitutes a taxable event) as if such gains are from the sale or disposition of the underlying ordinary shares.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries (including the United States), which would reduce or exempt Korean withholding tax on dividends on, and capital gains on transfer of, the Ordinary Shares or ADSs. For example, under the Korea-United States income tax treaty, reduced rates of Korean withholding tax of 16.5% or 11.0% (depending on your shareholding ratio and inclusive of local income surtax) on dividends and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains, subject to certain exceptions. However, under Article 17 (Investment or Holding Companies) of the Korea-United States income tax treaty, such reduced rates and exemption do not apply if (i) you are a United States corporation, (ii) by reason of any special measures, the tax imposed on you by the United States with respect to such dividend income or capital gains is substantially less than the tax generally imposed by the United States on corporate profits and (iii) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-United States income tax treaty, the exemption on capital gains does not apply if (a) you have a permanent establishment in Korea and any shares of common stock in which you hold an interest and which gives rise to capital gains are effectively connected with such permanent establishment, (b) you are an individual and you maintain a fixed base in Korea for an aggregate of 183 days or more during a given taxable year and your ADSs or the Ordinary Shares giving rise to capital gains are effectively connected with such fixed base or (c) you are an individual and you are present in Korea for an aggregate of 183 days or more during a given taxable year.

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”), provided that if such tax exemption is being sought by an entity for an amount that is Won 1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is Won 1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your residence country, it will also be required to submit the names and addresses of all of the members of board of directors, the identities and shareholding percentages of all of shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, audit reports since incorporation). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance tax and gift tax purposes, you will be treated as the owner of the Ordinary Shares underlying the ADSs. If the tax authority interprets depositary receipts as the underlying share certificates, you may be treated as the owner of the Ordinary Shares and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax presently at the rate of 10% to 50%, provided that the value of the ADSs or the Ordinary Shares is greater than a specified amount.

If you die while holding an Ordinary Share or donate an Ordinary Share, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance tax or gift tax at the same rate as indicated above.

However, if ADS or the Ordinary Shares underlying share the ADSs are not located within Korea, Korean inheritance tax or gift tax will not be applied.

At present, Korea has not entered into any tax treaty relating to inheritance tax or gift tax.

Securities Transaction Tax

If you transfer the Ordinary Shares on the Korea Exchange, you will not be subject to securities transaction tax but will be subject to an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the Ordinary Shares. If your transfer of the Ordinary Shares is not made on the Korea Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

Under the Securities Transaction Tax Law, depositary receipts (such as American depositary receipts) constitute share certificates subject to the securities transaction tax. However, the transfer of depositary receipts listed on the New York Stock Exchange, the Nasdaq Global Market, or other qualified foreign exchanges is exempt from the securities transaction tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statements on Form F-1 (File No. 333-277694), as amended.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

No applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024, 2023 and 2022, the aggregate amounts of cash of $87,927,726, $90,963,594 and $67,393,694, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2024, 2023, and 2022.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, registers and delivers the ADSs. One ADS represents ownership of one share, deposited with Deutsche Bank AG, Seoul Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
● To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

● Distribution of cash dividends	Up to US$0.05 per ADS held

● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of Ordinary Shares charged by the registrar and transfer agent for the Ordinary Shares in Hong Kong (i.e., upon deposit and withdrawal of Ordinary Shares).

●	Expenses incurred for converting foreign currency into U.S. dollars.

●	Expenses for cable, telex and fax transmissions and for delivery of securities.

●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Ordinary Shares are deposited or withdrawn from deposit).

●	Fees and expenses incurred in connection with the delivery or servicing of Ordinary Shares on deposit.

●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Ordinary Shares, deposited securities, ADSs and ADRs.

●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File Number 333-277694)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-277694) for our initial public offering, which was declared effective by the SEC on November 6, 2024. On November 27, 2024, we completed our initial public offering in which we issued and sold an aggregate of 2,050,000 ADSs, representing 2,050,000 Ordinary Shares, at a price of $4.00 per share for approximately $8.20 million. Dawson James Securities, Inc. and D. Boral Capital LLC were the underwriters of our initial public offering. On January 8, 2025, the underwriters exercised the over-allotment option in full to purchase the additional 307,500 ADSs. The closing for the sale of the over-allotment ADSs took place on January 14, 2025, resulting in additional gross proceeds of $1,230,000, before underwriting discounts and offering expenses. As a result, the Company raised aggregate gross proceeds of approximately US$9.43 million in the IPO, including the full exercise of the over-allotment option, prior to deducting underwriting discounts and offering expenses payable by the Company.

We incurred approximately $2.57 million in expenses in connection with our initial public offering, which included approximately $0.75 million in underwriting discounts and approximately $1.82 million in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately $6.86 million after the deduction of approximately $2.57 million of offering costs. As of the date of this annual report, we have used $3.29 million, $1.51 million, $0.76 million and $0.47 million from the net proceeds for (i) upgrading existing production lines and establishing new production lines, (ii) marketing and promotion of our products, (iii) new product research and development and (vi) working capital and general corporate matters, respectively. The remaining $0.83 million. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File Number 333-277694).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2024 were ineffective.

Our conclusion is based on (i) the fact that we lack formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) we lack accounting staff and resources with appropriate knowledge of generally accepted U.S. accounting principles (“U.S. GAAP”) and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with U.S. GAAP and the SEC requirements. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm, as permitted by the transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Yang Chen qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Yang Chen satisfies the “independence” requirements of Section 5605(a)(2) of the NASDAQ Listing Rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2024	2023	2022
Audit fees(1)	$180,000	$180,000	$160,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$180,000	$180,000	$160,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by Audit Alliance LLP in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by Audit Alliance LLP.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G. CORPORATE GOVERNANCE

As a Hong Kong company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. Nasdaq rules, however, permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Hong Kong, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on Nasdaq prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. Hong Kong does not require shareholder approval prior to any of the foregoing types of issuances. We, therefore, are not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above.  We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, Hong Kong, does not require a majority of our board to consist of independent directors.  Currently, a majority of our board members are independent. However, if we change our board composition such that independent directors do not constitute a majority of our board of directors, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Wing Yip Food Holdings Group Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 of the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
2.2*	Description of Securities
2.3	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued hereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
2.4	Form of the American depositary receipt (included in Exhibit 2.3)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
4.3	Joint Venture Shareholders’ Agreement, dated November 30, 2020, by and between the Registrant and Foodnamoo, Inc. (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
4.4*	Joint Venture Termination Agreement, dated April 18, 2025, by and between the Registrant and Foodnamoo, Inc.
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
11.2*	Insider Trading Compliance Manual of the Registrant
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wing Yip Food Holdings Group Limited

	By:	/s/ Tingfeng Wang
Tingfeng Wang
Chief Executive Officer and Director

Date: April 30, 2025

WING YIP FOOD HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wing Yip Food Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wing Yip Food Holdings Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2024, 2023, and 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the U.S. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

April 30, 2025

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2024	As of December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$87,927,726	$90,963,594
Restricted cash	880,358	-
Accounts receivable, net	7,768,381	7,347,892
Inventories	8,456,295	6,576,151
Prepaid expenses and other current assets	7,779,378	3,922,368
TOTAL CURRENT ASSETS	$112,812,138	$108,810,005

NON-CURRENT ASSETS:
Property, plant and equipment, net	$79,568,773	$70,510,340
Intangible assets, net	47,094	56,069
Land-use rights, net	605,343	650,187
Right-of-use assets	300,664	215,392
Deferred offering costs	-	605,866
Other non-current assets	157,076	174,317
TOTAL NON-CURRENT ASSETS	$80,678,950	$72,212,171
TOTAL ASSETS	$193,491,088	$181,022,176

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$6,712,972	$6,478,964
Long-term loans	10,506,144	781,701
Accounts payable	8,095,509	7,786,391
Notes payable	2,934,527	-
Deferred income	46,874	65,495
Accrued expenses and other payables	3,195,138	3,433,862
Taxes payable	3,603	857,512
Lease liabilities	87,648	41,985
TOTAL CURRENT LIABILITIES	$31,582,415	$19,445,910

NON-CURRENT LIABILITIES:
Long-term loans	$4,335,336	$16,726,570
Lease liabilities	278,282	212,615
Deferred tax liabilities	1,550,063	1,580,428
TOTAL NON-CURRENT LIABILITIES	$6,163,681	$18,519,613
TOTAL LIABILITIES	$37,746,096	$37,965,523

COMMITMENTS AND CONTINGENCIES (NOTE 19)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (No par value; 50,023,428 and 47,973,428 shares issued and outstanding as of December 31, 2024 and 2023)	$-	$-
Additional paid-in capital	42,997,303	37,370,297
Statutory reserve	12,087,066	10,435,949
Accumulated other comprehensive loss	(9,307,406)	(5,119,036)
Retained earnings	109,968,029	100,369,443
TOTAL SHAREHOLDERS’ EQUITY	$155,744,992	$143,056,653
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$193,491,088	$181,022,176

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	Years ended December 31,
	2024	2023	2022
Revenues	144,629,055	134,068,317	130,789,405
Cost of revenues	(99,833,630)	(86,972,132)	(86,444,589)
Gross profit	44,795,425	47,096,185	44,344,816

Operating expenses:
Selling expenses	(19,672,532)	(19,550,604)	(19,691,729)
General and administrative expenses	(4,379,642)	(4,075,896)	(4,006,282)
Research and development expenses	(4,973,452)	(4,250,451)	(4,105,172)
Total operating expenses	(29,025,626)	(27,876,951)	(27,803,183)

Other income (expenses):
Interest income	179,412	178,758	244,416
Interest expenses	(1,064,745)	(995,345)	(83,516)
Other income, net	58,766	208,908	122,240
Other expense, net	(2,839,598)	(2,111,109)	(1,762,251)
Exchange loss	(3,298)	(11,651)	(55,654)
Total other expenses, net	(3,669,463)	(2,730,439)	(1,534,765)

Income before income tax	12,100,336	16,488,795	15,006,868
Income tax expenses	(850,633)	(2,478,882)	(3,812,884)
Net income	11,249,703	14,009,913	11,193,984

Comprehensive income
Net income
Foreign currency translation adjustments, net of tax	4,188,370	3,831,082	10,312,615
Comprehensive income	15,438,073	17,840,995	21,506,599
Earnings per share, basic and diluted	0.23	0.29	0.23
Weighted average number of shares	48,175,620	47,973,428	47,973,428

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Capital	Reserve	earnings	Income(Loss)	Equity
		$	$	$	$	$	$
Balance as of December 31, 2021	47,973,428	$—	$37,370,297	$6,675,219	$78,926,276	$9,024,661	$131,996,453
Net income	—	—	—	—	11,193,984	—	11,193,984
Appropriated statutory surplus reserves	—	—	—	1,892,503	(1,892,503)	—	—
Foreign currency translation adjustment		—	—	—	—	(10,312,615)	(10,312,615)
Balance as of December 31, 2022	47,973,428	—	37,370,297	8,567,722	88,227,757	(1,287,954)	132,877,822
Net income			—	—	14,009,913	—	14,009,913
Appropriated statutory surplus reserves		—	—	1,868,227	(1,868,227)	—	—
Foreign currency translation adjustment		—	—	—	—	(3,831,082)	(3,831,082)
Balance as of December 31, 2023	47,973,428	—	37,370,297	10,435,949	100,369,443	(5,119,036)	143,056,653
Net income	—	—	—	—	11,249,703	—	11,249,703
Appropriated statutory surplus reserves	—	—	—	1,651,117	(1,651,117)	—	—
Issuance of ordinary shares	2,050,000	—	8,200,000	—	—	—	8,200,000
Offering cost incurred for initial public offering	—	—	(2,572,994)	—	—	—	(2,572,994)
Foreign currency translation adjustment	—	—	—	—	—	(4,188,370)	(4,188,370)
Balance as of December 31, 2024	50,023,428	—	42,997,303	12,087,066	109,968,029	(9,307,406)	155,744,992

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$11,249,703	$14,009,913	$11,193,984
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	4,418,774	3,016,946	1,347,274
Written off property, plant and equipment	614,527	2,007,477	1,668,442
Allowance for credit losses	(43,797)	18,630	(8,374)
Amortization of intangible assets	9,003	7,402	6,995
Amortization of land use right	27,472	22,933	16,863
Amortization of right-of-use asset	91,368	134,971	649,362
Deferred income taxes	(30,365)	(43,378)	(27,160)
Changes in operating assets and liabilities:
Accounts receivable	(376,692)	(3,310,188)	(2,233,756)
Inventories	(1,880,144)	1,152,696	(1,813,479)
Prepaid expenses and other current assets	(3,857,006)	1,139,213	(724,326)
Other non-current assets	17,241	30,893	16,045
Accounts payable	309,118	671,155	(6,041,247)
Notes Payable	2,934,530	-	-
Deferred revenue	(18,621)	(19,737)	(26,296)
Taxes payable	(853,909)	(859,792)	(1,422,488)
Lease liabilities	111,330	(124,456)	(678,659)
Accrued expenses and other payables	(238,724)	(203,052)	(312,809)
Net cash provided by operating activities	12,483,808	17,651,626	8,922,859

Cash flows from investing activities:
Purchase of property, plant and equipment	(10,102,478)	(217,053)	(18,056,679)
Purchase of intangible assets	(548)	(5,113)	—
Net cash used in investing activities	(10,103,026)	(222,166)	(18,056,679)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	6,232,872	-	-
Proceeds from short-term loans	7,123,971	6,478,964	9,961,845
Proceeds from long-term loans	650,747	4,647,953	11,598,910
Repayment of short-term loans	(6,712,972)	(3,802,870)	(15,727,397)
Repayment of long-term loans	(2,880,120)	(591,558)	-
Deferred offering costs	-	(605,866)	-
Net cash provided by financing activities	4,414,498	6,126,623	5,833,358
Effect of exchange rate changes	(8,950,790)	13,817	(6,070,232)
Net increase (decrease) in cash	(2,155,510)	23,569,900	(9,370,694)
Cash and cash equivalents at beginning of the year	90,963,594	67,393,694	76,764,388
Cash and cash equivalents at end of the year	88,808,084	90,963,594	67,393,694

Supplemental disclosures of cash flows information:
Cash paid for income taxes	2,352,255	5,310,182	2,044,224
Cash paid for interest expense	992,556	923,699	576,097

Supplemental disclosures of non-cash information:
Lease liabilities arising from obtaining right-of-use assets	183,839	15,225	39,947

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Wing Yip Food Holdings Group Limited (“Wing Yip”) is a company incorporated in Hong Kong with limited liability. The principal activity of Wing Yip is investment holding.

Wing Yip owns 100% of the equity interests in Guangdong Wing Yip Food Co., Ltd (“Wing Yip GD”), a company incorporated in the PRC on December 2, 2010.

On November 26, 2017, Horgos Wing Yip Brand Business Service Co., Ltd. (“Wing Yip HG”) was incorporated in the PRC by Wing Yip GD to provide brand promotion services. On September 22, 2022, Wing Yip HG was dissolved voluntarily.

On August 12, 2020, Hainan Wing Yip Food Technology Co., Ltd. (“Wing Yip HN”) was incorporated in the PRC by Wing Yip for production and sale of food.

On August 3, 2021, Huaiji Wing Yip Food Technology Co., Ltd. (“Wing Yip HJ”) was incorporated in the PRC.

Wing Yip GD owns 100% of the equity interests in Wing Yip HN, Wing Yip HJ and Wing Yip HG.

Details of Wing Yip and its subsidiaries (collectively, the “Company”) as of December 31, 2024 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Wing Yip	April 24, 2015	Hong Kong, China	Parent	Holding company
Wing Yip GD	December 2, 2010	Guangdong, China	100	Production and sale of food
Wing Yip HN	August 12, 2020	Hainan, China	100	Production and sale of food
Wing Yip HJ(2)	August 3, 2021	Huaiji, China	100	Not yet commence business

(1)	Wing Yip HJ was voluntarily dissolved on February 23, 2024.

The Company is listed on the Korea Exchange in Republic of Korea (stock code: 900340) and its consolidated financial statements have been issued and available for public use. The Company is also listed on the Nasdaq Capital Market.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of estimates

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Wing Yip is the Hong Kong dollars (“HKD”). The Company’s operating subsidiary in China uses Renminbi (“RMB”) as the functional currency.

The financial statements of Wing Yip and its subsidiaries, other than subsidiaries with functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

For the Company, except for the shareholders’ equity, the balance sheet accounts on December 31, 2024 and 2023 were translated at RMB7.2993 to $1.00 and RMB7.0999 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The currency translation rates applied to statements of operations for the years ended December 31,2024, 2023 and 2022 were RMB7.1957 to $1.00, RMB7.0809 to $1.00 and RMB6.7290 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 2024 and 2023, cash and cash equivalents balances were $87,927,726 and $90,963,594, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,500) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted cash

Restricted cash includes the deposit for notes payable. The Company had restricted cash of $880,358 and nil as of December 31, 2024 and December 31, 2023. The expiry is in March 2025.

Accounts receivable, net

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2020 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for credit losses consider factors such as historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit and working in process, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using weighted average method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses and other current assets

Prepaid expense and other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivable from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2024 and 2023, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible assets, net

Intangible assets are copyright, patent right and the trademark right developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estimated 10-year useful lives:

Land use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use the parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use right is 30 years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2023, impairment of long-lived assets was nil.

Operating leases

The Company adopted the Topic 842 on April 1, 2019 using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

The Group reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2024 and 2023.

Each lease liability is measured using the Group’s secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Group and a duration similar to the lease term. The Group considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Group is reasonably certain it will exercise such option.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the consolidated balance sheets of cash, accounts receivable, inventory, prepaid expenses and other current assets, value added tax (“VAT”) recoverable, short-term bank loans, accounts payable, advances from customers, taxes payable, operating lease liabilities, amounts due to related parties, accrued expenses and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2024,2023 and 2022, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the years ended December 31, 2024,2023 and 2022, the Company’s revenues were primarily derived from (i) sales of products through offline, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, (ii) sales of cured meat products and snack products primarily through online platform such as Tiktok, JD.com and Pinduoduo.

Revenue from sales of products through offline

The Company generates revenue from the sale of cured meat products, snack products and frozen meat products to customers. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 30-90 days for business customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, the Company, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfils the promise to provide the specified products to customer, bears the risk of loss due to factors including physical damage, obsolescence, expired, etc. either before the specified products has been sold to the customers or upon return and, and determines the selling price for each product at its sole discretion. Therefore, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

The Company recognizes the revenue net of discounts and return allowances when the products are delivered, and the title is passed to customers. For sale of products through online platform, we estimate the possibility of return based on the historical experience. As of December 31, 2024 and 2023, liabilities for return allowance were not material to the consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended December 31, 2024,2023 and 2022 are as follows:

	Years ended December 31,
	2024	2023	2022
Revenue from sales of products through offline	$142,552,273	$132,285,817	$127,864,968
Revenue from sales of products through online platforms	2,076,782	1,782,500	2,924,437
Total revenue	$144,629,055	$134,068,317	$130,789,405

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended December 31, 2024, 2023 and 2022 was as follows:

	Years ended December 31,
	2024	2023	2022
Revenue from sales of cured pork sausages	$56,415,055	$48,589,050	$53,437,430
Revenue from sales of cured pork meat	16,558,601	21,972,199	19,151,374
Revenue from sales of other cured meat products	13,042,373	12,714,581	15,804,689
Revenue from sales of snack products	50,541,248	43,635,556	35,906,342
Revenue from sales of frozen meat products	8,071,778	7,156,931	6,489,570
Total revenue	$144,629,055	$134,068,317	$130,789,405

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the equipment.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Selling expenses

Selling expenses include (i) sales service costs incurred from provision of customer services, (ii) traveling costs of sales and marketing staff, (iii) salaries and benefits of sales and marketing staff, (iv) advertising costs, and (v) others, such as conference costs.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Company’s administrative personnel, (ii) depreciations and amortizations, (iii) lease expenses relating to leased properties used for administrative and factory purposes, (iv) entertainment expenses are used for business operation, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefit contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $749,459, $674,061 and $671,659 for the years ended December 31, 2024, 2023 and 2022, respectively.

Deferred offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024, and December 31, 2023, the Company capitalized nil and $605,866 of deferred offering costs, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

As of December 31, 2024 and December 31, 2023, the balance of the required statutory reserves was $12,087,066 and $10,435,949, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on December 31, 2024 and 2023.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2024, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2024 and 2023.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the consolidated statements of operations and comprehensive income.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and 2023, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2023, there were no dilutive shares.

Risks and uncertainties

With the development of the ever-changing situation, the governments of different countries, including China, had constantly adjusted their attitudes and policies towards the COVID-19 pandemic. In late 2022, the Chinese government relaxed COVID-19 control policies, as a result of which, although the number of confirmed cases in China surged in a short time, businesses in China, including the Company’s, are gradually returning to normal. However, the Company is uncertain as to when COVID-19 will be completely controlled in China and globally, a resurgence of the COVID-19 pandemic and any other adverse public health developments may temporarily adversely impact the Company’s operating activities. The continued uncertainties associated with COVID-19 may cause the Company’s revenue and cash flows to underperform in the next 12 months.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2024, and 2023, the aggregate amounts of cash of $87,927,726 and $90,963,594, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations. Refer to “Note 18. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31,2024, 2023, and 2022.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Accounts receivable	$7,768,381	$7,390,158
Less: allowance for credit losses	—	(42,266)
Accounts receivable, net	$7,768,381	$7,347,892

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net (cont.)

The Company reversed the $43,797 allowance for credit losses, and the currency translation difference was $1,531 for the year ended December 31, 2024.

The Company accrued $18,630 allowance for credit losses, and the currency translation difference was $746 for the year ended December 31, 2023.

The Company reversed the $8,374 allowance for credit losses, and the currency translation difference was $2,476 for the year ended December 31, 2022.

As of the report date, all accounts receivable as of December 31, 2024 have been recovered.

Changes of allowance for credit losses are as follows:

	2024	2023	2022
Beginning balance	$42,266	$24,382	$35,232
Addition	—	18,630	—
Reversals	(43,797)	—	(8,374)
Currency translation	1,531	(746)	(2,476)
Ending balance	$—	$42,266	$24,382

Note 4. Inventories

Inventories consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Raw materials	$7,843,367	$5,888,943
Working in processing	223,803	272,504
Goods shipped in transit	88,731	58,315
Finished goods	300,394	356,389
Total inventory	$8,456,295	$6,576,151

For the years ended December 31, 2024, 2023 and 2022, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Prepayment for decoration	$—	$402,596
Prepaid rental expense	5,102,955	1,612,417
VAT deductibles	1,899,768	—
Income tax receivable	339,893	1,047,675
Prepayment for equipment	234,943	671,455
Deposit	131,930	135,636
Others	69,889	52,589
Prepaid expenses and other current assets	$7,779,378	$3,922,368

For the years ended December 31, 2024,2023 and 2022, the Company recorded no allowance for other receivable.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Building	$61,778,651	$50,250,266
Machinery Equipment	33,117,464	25,261,993
Electronic Equipment	2,187,806	925,060
Transportation Equipment	228,279	234,691
Other Equipment	81,431	880,575
Building Improvement	795,659	9,697,707
Subtotal	$98,189,290	$87,250,292
Less: accumulated depreciation	(18,620,517)	(16,739,952)
Total	$79,568,773	$70,510,340

Depreciation expenses for the years ended December 31, 2024,2023 and 2022 were $4,418,774, 3,016,946 and $1,347,274, respectively.

As of December 31, 2024 and 2023, the buildings with carrying value of $27,028,129 and $29,596,707 have been pledged for the purpose of obtaining bank loans.

Note 7. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Trademark right	$9,977	$9,694
Copyright	203	209
Patent right	70,197	72,169
Subtotal	80,377	82,072
Less: accumulated amortization	(33,283)	(26,003)
Intangible asset, net	$47,094	$56,069

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 were $9,003, $7,402 and $6,995, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$7,996
Fiscal year 2026	7,996
Fiscal year 2027	7,946
Fiscal year 2028	7,396
Fiscal year 2029	6,480
Thereafter	9,280
Total	$47,094

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Land-use rights	$821,997	$845,083
Less: accumulated amortization	(216,654)	(194,896)
Land-use rights, net	$605,343	$650,187

Amortization expenses were $27,472, $22,933 and $16,863 for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024 and 2023, the land-use rights have been pledged for the purpose of obtaining bank loans.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2025	$27,008
Fiscal year 2026	27,008
Fiscal year 2027	27,008
Fiscal year 2028	27,008
Fiscal year 2029	27,008
Thereafter	470,303
Total	$605,343

Note 9. Lease

The Company leases factories and stores under non-cancellable operating leases, with terms ranging from two to ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

As of December 31, 2024 and 2023, the remaining lease term was an average of 4.50 years and 6.19 years, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on the weighted average borrowing rate for bank loans, in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 5.59% per annum as of December 31, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of December 31, 2024	As of December 31, 2023
Right-of-use assets	$300,664	$215,392
Lease liabilities, current	87,648	41,985
Lease liabilities, non-current	278,282	212,615
Total lease liabilities	$365,930	$254,600

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Lease (cont.)

The following table presents maturity of lease liabilities as of December 31, 2024:

Twelve months ending December 31,	As of December 31, 2024
2025	$102,827
2026	106,534
2027	77,731
2028	49,337
2029	54,270
Thereafter	14,924
Total future minimum lease payments	405,623
Less: imputed interest	(39,693)
Total	$365,930

Amortization expenses were $91,368, $134,971 and $649,362 for the years ended December 31, 2024,2023 and 2022, respectively.

Note 10. Other non-current assets

Other non-current assets consisted of the following:

	December 31, 2024	December 31, 2023
Deposit	$157,076	$174,317
Total other non-current assets	$157,076	$174,317

Note 11. Loans

Short-term loans

Short-term loans consisted of the following:

	December 31, 2024	December 31, 2023
Guangdong Huaxing Bank	$2,054,992	$2,112,706
China Guangfa Bank	684,997	704,235
Zhongshan Rural Commercial Bank	410,998	1,126,776
Bank of Guangzhou	684,997	1,126,776
China Resources Bank of Zhuhai CO.LTD	1,369,994	1,408,471
China Bohai Bank Co.,Ltd	684,997	-
China Everbright BANK CO., LTD	821,997	-
Total	$6,712,972	$6,478,964

The Company’s short-term loans are primarily used for working capital purposes and bear interest at rates of 3.10% ~ 5.50% (2023: 3.45% ~ 5.50%) per annum, with a weighted average interest rate of 4.46% (2023: 4.56%) per annum. The maturity date of the short-term loan as of December 31,2024 is from April 2025 to December 2025.

Certain bank borrowings are guaranteed by certain of our directors, a certain legal representative and a certain subsidiary and secured by mortgages on the building and land use rights of Wing Yip GD, as of December 31, 2024 and 2023.

For the years ended December 31,2024,2023 and 2022, the interest expense on short-term loans amounted to $287,098, $221,636 and $113,675, respectively.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11. Loans (cont.)

Long-term loans

	December 31, 2024	December 31, 2023
China Guangfa Bank	$12,439,549	$13,521,317
Construction bank of China	1,301,495	1,366,216
Zhongshan Rural Commercial Bank	1,041,196	422,541
Minsheng Financial Leasing Co. LTD	59,240	96,346
YUWIN GROUP	-	1,397,616
ZSUN RESOURCE HOLDING(HK) LIMITED	-	704,235
Subtotal of long-term loans	14,841,480	17,508,271
Less: current portion	(10,506,144)	(781,701)
Long-term loans – non-current portion	$4,335,336	$16,726,570

The Company’s long-term loans are primarily used for working capital purposes and bear interest at rates of 3.5% ~ 4.90% (2023: 3.5% ~ 4.90%) per annum, with a weighted average interest rate of 3.75% (2023: 3.75%) per annum. The maturity date of the Long-term loan as of December 31,2024 is from August 2026 to September 2027.

Certain bank borrowings are guaranteed by certain of our directors, and a certain legal representative and are secured by mortgages on the building and land use rights of Wing Yip GD, as of December 31, 2024 and 2023.

For the years ended December 31, 2024, 2023 and 2022, the interest expense on long-term loans amounted to $705,459, $702,062 and $462,422, respectively.

Note 12. Accounts payable

Accounts payable consisted of the following:

	December 31, 2024	December 31, 2023
Account payable to the third parties	$8,095,509	$7,786,391
Total accounts payable	$8,095,509	$7,786,391

Note 13. Deferred income

Deferred income consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Government grant income	$46,874	$65,495
Total deferred income	$46,874	$65,495

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Payroll payable	$2,381,814	$2,806,537
Decoration payment payable	—	—
Equipment payable	625,930	317,962
Interest payable	—	116,752
Water, electricity and steam expenses	177,652	184,223
Others	9,742	8,388
Total	$3,195,138	$3,433,862

Note 15. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Wing Yip was incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2024, 2023 and 2022, Wing Yip provided provision of income tax expenses of nil.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, Wing Yip GD, was qualified as a HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for the years 2019, 2020, and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022, and could not enjoy such tax incentives in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023 and qualified as a HNTE in December 2023. Therefore, Wing Yip GD is eligible to enjoy a preferential tax rate of 15% for the years 2023, 2024 and 2025, to the extent it had taxable income under the EIT Law.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 15. Income taxes (cont.)

The provision for income tax consisted of the following:

	As of December 31, 2024	As of December 31, 2023
Current income tax expenses	$837,640	$2,458,123
Deferred income tax expenses	12,993	20,759
Total income tax expenses	$850,633	$2,478,882

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	As of December 31, 2024	As of December 31, 2023
Income before income tax expenses	$12,100,336	$16,488,795
Income tax computed at statutory EIT rate (25%)	3,025,084	4,122,199
Tax effect of preferential tax treatments	(2,317,043)	(1,585,164)
Effect of other non-deductible expenses	15,065	12,611
Others	127,527	(70,764)
Total	$850,633	$2,478,882

The significant components of deferred tax liabilities were as following:

	As of December 31, 2024	As of December 31, 2023
Deferred tax liabilities	$1,550,063	$1,580,428
Total deferred tax liabilities	$1,550,063	$1,580,428

The deferred tax liabilities mainly include the dividend declared by Wing Yip GD to Wing Yip, and the decrease from December 31, 2023 to December 31, 2024, was mainly due to the change in the exchange rate.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Note 16. Equity

Ordinary Shares

On January 1, 2018, the Company conducted a 30,000,000 ordinary shares public offering on the Korea Securities Dealers Automated Quotations (“KOSDAQ”) of Korea Exchange (“KRX”) and 10,409,095 ordinary shares were issued on November 30, 2018.

On November 18, 2019, for a redemption of convertible bonds, 2,888,961 ordinary shares were issued.

On January 10, 2020, for a redemption of convertible bonds, 1,939,480 ordinary shares were issued.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 16. Equity (cont.)

On February 11, 2020, for a redemption of convertible bonds, 2,735,892 ordinary shares were issued.

On November 27, 2024, The company consummated its initial public offering on the Nasdaq Capital Market of 2,050,000 American Depositary Shares (“ADSs”) at a public offering price of US$4.00 per ADS. Each ADS represents one ordinary share of the company. The company’s ordinary shares are also listed on the KOSDAQ of the KRX.

As of December 31, 2024 and 2023, the Company had 50,023,428 and 47,973,428 shares outstanding, respectively.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2024 and 2023, the balance of the required statutory reserves was $12,087,066 and $10,435,949, respectively.

Note 17. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2024 and 2023, amounts restricted were the paid-in-capital and statutory reserve funds of the PRC entities, which amounted to $39,391,470 and $34,625,661, respectively.

Note 18. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Company’s revenue for the years ended December 31, 2024, 2023 and 2022.

For the year ended December 31, 2024, four suppliers contributed approximately 16.04%,14.92%,11.36% and 10.12% of total purchases made by the Company, respectively.

For the year ended December 31, 2023, two suppliers contributed approximately 14.36% and 12.60% of total purchases made by the Company, respectively.

For the year ended December 31, 2022, two suppliers contributed approximately 14.72% and 14.05% of total purchases made by the Company, respectively.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s consolidated results of operations and financial condition.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Commitments and Contingencies

Commitments

Capital commitment

The Company entered into some construction contracts in connection with the construction of the exhibition hall. The capital commitment is $81,600 as of December 31, 2024.

Lease commitment

Non-cancellable operating leases within one year

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by December 31
	Total	2025	2026	2027
Operating lease commitments under lease agreements	$58,159	$39,939	$18,220	$—

Except the commitment above, no other commitments which had a material impact on the Company was identified through the date of issuance of the financial statements.

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 20. Subsequent events

On January 8, 2025, the underwriters exercised the Over-Allotment Option in full to purchase the additional 307,500 ADSs. The closing for the sale of the Over-Allotment ADSs took place on January 14, 2025, resulting in additional gross proceeds of $1,230,000, before underwriting discounts and offering expenses. As a result, the Company has raised aggregate gross proceeds of approximately US$9.43 million in the IPO, including the full exercise of the Over-Allotment Option, prior to deducting underwriting discounts and offering expenses payable by the Company.

The Company has assessed all subsequent events from December 31, 2024, up through April 30, 2025, which is the date that these consolidated financial statements were available to be issued, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than noted above.