Form 20-F
period 2025-12-31
Wing Yip Food Holdings Group Ltd
filed 2026-05-14
CIK 1999860

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

No. 9, Guanxian North Rd,

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

An aggregate of 50,330,928 ordinary shares, no par value, were issued and outstanding as of December 31, 2025.

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

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American depositary receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American depositary shares, each of which represents one Ordinary Share (defined below);

●	“China” or the “PRC” are to the People’s Republic of China;

●	“mainland China” are to the geographic areas of the PRC, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan;

●	“HK$” or “HKD” are to the legal currency of Hong Kong;

●	“PRC subsidiaries” or “our operating subsidiaries” are to our operating subsidiaries formed in mainland China, including Wing Yip GD and Wing Yip HN;

●	“Qianhai Miaoyu” are to Shenzhen Qianhai Miaoyu Technology Co., Ltd., our subsidiary formed in mainland China on November 10, 2025;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Wing Yip, with no par value;

●	“U.S. dollars,” “USD,” and “US$,” are to the legal currency of the United States;

●	“we,” “us,” “our,” “Wing Yip”, or the “Company”, are to Wing Yip Food Holdings Group Limited, previously known as Wing Yip Food (China) Holdings Group Limited, a company with limited liability incorporated in Hong Kong;

●	“Wing Yip GD” are to Guangdong Wing Yip Food Co., Ltd., previously known as Zhongshan Wing Yip Food Co., Ltd., a wholly foreign owned entity with limited liability organized in mainland China;

●	“Wing Yip Group” or “our Group” are to Wing Yip and our subsidiaries, collectively; and

●	“Wing Yip HN” are to Hainan Wing Yip Food Technology Co., Ltd., a company with limited liability organized in mainland China.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This annual report contains translations of RMB into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year – RMB	6.9931	7.2993	7.0999
Average rate for the year – RMB	7.1875	7.1957	7.0809

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

The regulatory authorities of mainland China have exercised, and continue to exercise, substantial influence over the economy of mainland China through regulation and may intervene with or control, within their scope of authorities as prescribed by law, our operations to further regulatory, political and societal goals. The regulatory authorities of mainland China have recently published new policies that significantly affected certain industries, such as the cryptocurrency industry and the education industry. As of the date of this annual report, we have not been affected by any newly published policies concerning our industry or our business operations that have limited or may limit our business operations to a significant degree, however, to the extent that the regulatory authorities of mainland China publish any policies in the future that concern and affect the food industry that our subsidiaries operate in, the ability of our PRC subsidiaries to continue operating their business or serving their customers in mainland China may be severely restricted. We cannot assure you that government authorities in mainland China will not introduce any enhanced regulation over the industry our PRC subsidiaries operate in that may lead to our inability to operate in mainland China at all. Additionally, our PRC subsidiaries’ ability to operate in mainland China may also be harmed by changes in laws and regulations, including those relating to taxation, environmental regulation, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision to strengthen overall regulation over the food industry, could have a significant effect on the industry in which our PRC subsidiaries operate. In any of these events, our PRC subsidiaries’ ability to continue their operations may be significantly impacted, and the value of our ADSs may significantly decline or become worthless. Furthermore, the regulatory authorities of mainland China have indicated an intent to exert more regulatory oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. If we are subject to these actions because of our noncompliance with the applicable laws or rules, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered, and the value of our ADSs could significantly decline or become worthless.

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

The legal system of mainland China is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress, or the SCNPC. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the regulatory authority of mainland China has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new, and due to the non-binding nature of the court decisions, as mainland China is not a common law country, the interpretation and application of these laws and regulations are subject to change, which could result in a material change in our operations and/or the value of our ADSs.

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

Recent greater oversight by the Cyberspace Administration of China, or the CAC, over data security and cybersecurity, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

On November 7, 2016, the PRC Cybersecurity Law was promulgated by the SCNPC, becoming effective on June 1, 2017, and was subsequently amended on October 28, 2025, with the revised provisions entering into force on January 1, 2026. The PRC Cybersecurity Law reinforces the mandatory cybersecurity protection obligations for network constructors, operators, and service providers. The updated legislation places a heightened emphasis on strengthening network information management, implementing a graded cybersecurity protection system, and enhancing capabilities for monitoring, defending against, and responding to cybersecurity risks and incidents. Furthermore, the amendments clarify and tighten requirements regarding data localization for critical information infrastructure and subject cross-border data flows to more robust security assessments.

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

The meat processing industry in mainland China is fragmented and evolving, and the laws and regulations governing the industry are still developing. There are substantial uncertainties as to the legal system and the interpretation and implementation of the laws and regulations of mainland China applicable to the industry.

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

On July 4, 2014, the PRC State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents (including mainland China individuals and mainland China corporate entities as well as foreign individuals that are deemed to be mainland China residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are mainland China residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

On the other hand, any foreign loan provided by us to our operating subsidiaries in mainland China is required to be registered with SAFE or its local branches or filed with SAFE in its information system, and our operating subsidiaries in mainland China may not procure foreign loans which exceed the difference between its total investment amount and registered capital (the “Current Foreign Debt Mechanism”) or, as an alternative, only procure loans subject to the calculation approach and limitations as provided in the Circular on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing of the People’s Bank of China (“PBOC”), or “PBOC Notice No. 9” (the “PBOC Notice No. 9 Mechanism”). Accordingly, as of the date of this annual report, the upper limit of the outstanding amount of the loans shall be 350% of the net assets of our relevant PRC subsidiaries. According to PBOC Notice No. 9, after a transition period of one year since its promulgation, PBOC and SAFE will determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this annual report, neither PBOC nor SAFE has promulgated and made public any material changes to PBOC Notice No. 9. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our operating subsidiaries in mainland China. Currently, our operating subsidiaries in mainland China have the flexibility to choose between the Current Foreign Debt Mechanism and the PBOC Notice No. 9 Mechanism. However, if a more stringent foreign debt mechanism becomes mandatory, our ability to provide loans to our operating subsidiaries in mainland China may be significantly limited, which may adversely affect our business, financial condition, and results of operations.

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

We are a holding company incorporated in Hong Kong. We may need dividends and other distributions on equity from our operating subsidiaries in mainland China to satisfy our liquidity requirements. Current mainland China regulations permit our operating subsidiaries in mainland China to pay dividends to us only out of their respective accumulated profits, if any, determined in accordance with mainland China accounting standards and regulations. In addition, our operating subsidiaries in mainland China are required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our operating subsidiaries in mainland China may also allocate a portion of their respective after-tax profits based on mainland China accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitations on the ability of our operating subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In response to the persistent capital outflow and Renminbi’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and SAFE implemented a series of capital administration measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or “PBOC Circular 306,” on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The Circular of the State Administration of Foreign Exchange on Further Advancing Foreign Exchange Administration Reform to Enhance Authenticity and Compliance Reviews, promulgated by SAFE in January 2017, provides for several capital administration measures with respect to outbound remittances of profits from domestic entities to offshore entities, including the following: when a bank handles the remittances of profits of an amount exceeding the equivalent of US$50,000 for a domestic entity, the resolutions of the board of directors on profit distributions, the original tax filing forms and the audited financial statements should be verified in accordance with the principle of genuine transaction, and the domestic entity should hold income to account for previous years’ losses before remittances of profits. In addition, the domestic entity is required to make a detailed description of sources and use arrangements of capital, as well as proof of board resolutions, contracts, etc., when completing the registration procedures in connection with an outbound investment. The mainland China regulatory authority may continue to strengthen its capital administration, and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China ‘resident enterprise’ for mainland China enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-mainland shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

The transfer of funds and assets among Wing Yip and its subsidiaries in mainland China is subject to certain limitations and restrictions. The mainland China regulatory authority imposes certain regulations and restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of mainland China. See “Item 3. Key Information — D. Risk Factors — Limitations and restrictions on currency conversion may affect the value of your investment and our payment of dividends.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-mainland resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax residents. See “Item 3. Key Information — Item D. Risk Factors — Our PRC subsidiaries are subject to certain limitations and restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

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

We, through the operating subsidiaries, typically do not enter into long-term agreements with our major customers. Instead, we have annual distribution agreements with our distributors. The distribution agreement usually specifies that we deliver the ordered products to the distributor customers at our costs and we usually grant distributors a credit term of one to three months after products delivery, after which time, payment in full is required. We also set an annual minimum sales target with the distributor customer, based on the distributor’s sales performance in the previous period. We incentivize distributors to achieve progressive sales targets through incentive programs, often in the form of rebates calculated based on sales amounts exceeding the sales targets. See “Item 4. Information on the Company — B. Business Overview — Distribution — Distributors.” As such, our Group may not experience a continuous and steady source of revenue generated from our business.

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

Our operating margins depend on, among other factors, the purchase price of raw materials, primarily raw meat materials, such as pork, beef, and poultry. These prices may vary significantly during short periods of time, due to raw meat materials supply and demand. The supply and market for raw materials depend on a number of factors that we have little or no control over, including the cost of animal feed ingredients, such as grain, corn, and soybeans, outbreaks of livestock diseases, and economic and weather conditions. Raw materials accounted for 89.90%, 89.23% and 88.69%, of the total cost of products sold during the fiscal years ended December 31, 2025, 2024 and 2023, respectively. Market prices for raw meat materials remain volatile. High prices for raw meat materials may have a material adverse effect on our operating results.

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

In preparing our consolidated financial statements as of and for the fiscal year ended December 31, 2025, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. The material weaknesses identified included (i) the lack of formal internal control policies and internal independent supervision functions to establish formal risk assessment process and internal control framework over financing reporting; and (ii) the lack of accounting staff and resources with appropriate knowledge of generally accepted U.S. accounting principles (“U.S. GAAP”) and SEC reporting and compliance requirements to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues in accordance with U.S. GAAP and the SEC requirements. Following the identification of the material weaknesses and control deficiencies, we have taken the following remedial measures: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. We also plan to adopt additional measures to improve our internal control over financial reporting, including, among others, creating U.S. GAAP accounting policies and a procedures manual, which will be maintained, reviewed, and updated, on a regular basis, to the latest U.S. GAAP accounting standards, and establishing an audit committee and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

In addition, were we able to declare dividends, such dividends could only be paid by us out of our distributable profits (that is, our accumulated realized profits less our accumulated realized losses) permitted under Hong Kong law. Dividends cannot be paid out of our share capital. To the extent profits are distributed as dividends, such a portion of profits will not be available to be reinvested in our operations. See “Item 8. FINANCIAL INFORMATION - A. Consolidated Statements and Other Financial Information – Dividend Policy.” Dividends must be paid in accordance with the procedures and requirements specified in our articles of association. When recommending dividends, our directors must act in the general interest of all classes of shareholders and must not favor any one class at the expense of another in accordance with Hong Kong law. The payment and the amount, form, and frequency of any future dividends will depend on our results of operations, cash flows, financial condition, statutory, regulatory, and contractual restrictions on the payment of dividends by us, future prospects, and other factors that our directors may consider relevant. Our board of directors has discretion as to whether to distribute dividends and determine new dividend policies, subject to certain requirements of Hong Kong law. Holders of the ADSs will be entitled to receive dividends pro rata according to the amounts paid up or credited as paid up on the Ordinary Shares.

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

Furthermore, we have been advised by our counsel as to the laws of Hong Kong, Patrick Mak & Tse, that in Hong Kong, foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance is a registration scheme for the recognition and enforcement of foreign judgments based on reciprocity, but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region pursuant to Choice of Court Agreements between Parties Concerned,” or the Arrangement. The Mainland Judgements (Reciprocal Enforcement) Ordinance gave effect to the Arrangement and is a registration scheme for recognition and enforcement of mainland China judgements based on reciprocity. Other than the Arrangement, Hong Kong has not entered into any multilateral convention or bilateral treaty regarding the recognition and enforcement of foreign judgments. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove, among other things, that the foreign judgment is a final judgment conclusive upon the merits of the claim. Such a judgment must be for a fixed sum and must also come from a “competent” court (as determined by the private international law rules applied by the Hong Kong SAR courts).

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

However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Hong Kong, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Hong Kong company is required to have annual general meetings in respect of each financial year, unless (i) everything that is required to be done at the meeting is done by a written resolution and copies of the documents required to be laid or produced at the meeting are provided to each member of the company on or before the circulation date of the written resolution; (ii) the company is a single member company; (iii) the company has dispensed with the holding of annual general meetings by a written resolution or a resolution at a general meeting passed by all members under section 613 of the Companies Ordinance (Cap. 622) (in which case the company is required to deliver a copy of the resolution to the Registrar of Companies within 15 days after it has been passed); or (iv) the company is a dormant company. Shareholders of Hong Kong companies like us have no general rights under Hong Kong law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see “Item 16.G—Corporate Governance.”

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

We have received a minimum bid price deficiency notice from Nasdaq and may be delisted if we fail to regain compliance, which would materially harm our shareholders and our business.

On December 22, 2025, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market notifying us that based on the closing bid price of our ADSs for the period from November 7, 2025 to December 19, 2025, we no longer meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per ADS. Nasdaq has provided us with a 180 calendar days compliance period, or until June 22, 2026, in which to regain compliance with Nasdaq continued listing requirements. Although we will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that we will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

If we are unable to regain compliance with the minimum bid price requirement, our ADSs may be delisted from Nasdaq. Delisting would have significant adverse consequences for our shareholders, including reduced liquidity, decreased market price for our ADSs, limited ability to issue additional ADSs or obtain additional financing in the future, and reduced analyst and investor interest in our Company. Additionally, delisting could harm our reputation with customers, suppliers, and business partners, and could make it more difficult to attract and retain qualified employees and management.

Nasdaq’s newly amended Low Price Requirement may result in immediate suspension and delisting of our ADSs without a cure period if our share price falls to $0.10 or less for 10 consecutive trading days.

On August 22, 2025, Nasdaq filed a proposed rule change to raise the consequences of failing to satisfy the Low Price Requirement, which was approved by the SEC on an accelerated basis and became operative on January 19, 2026. Under the amended Low Price Requirement, a failure to meet the continued listing requirement for minimum bid price shall be determined to exist if a company’s security has a closing bid price of $0.10 or less for 10 consecutive trading days, regardless of whether the company is under any compliance period specified in Nasdaq Rule 5810(c)(3)(A), and upon such failure, a delisting determination will be issued under Nasdaq Rule 5810, the security shall be immediately suspended from trading, and the company shall be ineligible for any compliance period otherwise described in Nasdaq Rule 5810(c)(3)(A). In addition, a request for a hearings panel review will not stay the trading suspension.

Given that we are currently subject to a minimum bid price deficiency notice, if the price of our ADSs deteriorates further and falls to $0.10 or less for 10 consecutive trading days after January 19, 2026, we would be immediately suspended from trading and delisted without any opportunity to cure the deficiency or stay the suspension pending a hearing. Nasdaq has observed deep financial or operational distress from companies whose security’s price drops to $0.10 or less for 10 consecutive trading days, and these financial or operational issues are generally not temporary. This accelerated delisting mechanism creates significant uncertainty for our shareholders and could result in the sudden and complete loss of a public trading market for our ADSs.

If we fail to maintain our Nasdaq listing, we may face increased regulatory burdens and reduced investor protections on over-the-counter markets.

If our ADSs are delisted from Nasdaq, they would likely trade, if at all, on over-the-counter markets such as the OTCQX, OTCQB or OTC Pink marketplaces. These alternative markets are generally considered to be less efficient and less liquid than Nasdaq. Trading on the over-the-counter markets could subject our ADSs and our shareholders to additional risks, including limited availability of market quotations, reduced liquidity, decreased market-making activity, reduced analyst coverage, and decreased ability to issue additional ADSs or obtain additional financing. Additionally, the price of our ADSs on these markets may be more volatile than on Nasdaq, and shareholders may find it more difficult to dispose of or obtain accurate price information about our ADSs.

Nasdaq has proposed a new $5 million minimum market value continued listing requirement that, if approved, could result in immediate suspension and delisting of our ADSs without any cure period or opportunity to regain compliance.

On January 13, 2026, Nasdaq proposed new listing rules requiring companies on the Nasdaq Global and Capital Markets to maintain a minimum market value of listed securities of at least $5 million. Under this proposal, if our market value falls below $5 million for 30 consecutive business days, our ADSs would be immediately suspended from trading and delisted from Nasdaq, with no cure period, no compliance period, and no stay of suspension during any appeal.

This proposed rule represents a fundamental departure from Nasdaq’s traditional approach to listing deficiencies. Unlike other continued listing requirements that provide companies with 180 days or more to regain compliance, the proposed market value requirement would result in immediate and irreversible consequences. While we could request a hearing before a Nasdaq Listing Qualifications Hearings Panel to appeal a delisting determination, such a request would not prevent the immediate suspension of our ADSs from trading. Furthermore, the Hearings Panel would have extremely limited discretion and could only reverse the delisting decision if it determines that the initial determination was in error, and the Hearings Panel could not consider evidence that we had subsequently regained compliance or grant us additional time to do so.

Nasdaq’s proposal reflects its belief that once a company’s market value falls below $5 million, the challenges facing that company are generally not temporary and are so severe that the company is unlikely to regain and sustain compliance for the long term. Nasdaq further believes it is difficult to maintain fair and orderly markets for such low-value companies. The SEC must decide on the proposal within 45 days of publication in the Federal Register, unless it extends the review period, creating uncertainty regarding whether and when this rule may become effective.

Given that we are currently subject to a minimum bid price deficiency notice and our ADSs have experienced price volatility, there is a risk with our market value falling below $5 million. Our market value is calculated as our consolidated closing bid price multiplied by our total listed ADSs. Factors that could cause our market value to fall below the proposed threshold include continued stock price decline, lack of investor interest, adverse market conditions, negative developments in our business operations, dilutive financing transactions, or broader market volatility affecting microcap companies. If we are simultaneously addressing our existing minimum bid price deficiency when the proposed rule becomes effective, we could face multiple overlapping listing threats that compound the risk of delisting.

This proposal is part of a broader trend of Nasdaq tightening listing standards for small issuers, including recent rules granting Nasdaq discretion to deny initial listings based on susceptibility to manipulative trading and other market value-based requirements. This increasingly stringent regulatory environment creates greater challenges for microcap companies like us to maintain public listings.

If the proposed $5 million market value continued listing requirement is approved and we subsequently fail to maintain the required market value for 30 consecutive business days, our ADSs would be immediately suspended and delisted from Nasdaq with no opportunity to cure the deficiency, which would have severe adverse consequences for our business, our ability to raise capital, and the liquidity and value of our shareholders’ investments.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our ADSs.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability often leads to broad sell-offs in the equity markets and heightened investor sensitivity to risk. Consequently, these developments may materially and adversely affect the market price of our ADSs, regardless of our actual operating performance. We cannot predict the ultimate progress or outcome of these situations, and any prolonged unrest or intensified military activities could have a material adverse effect on the global economy, which in turn could negatively impact our financial condition and the value of our securities.

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

On November 10, 2025, Shenzhen Qianhai Miaoyu Technology Co., Ltd. (“Qianhai Miaoyu”) was formed under the laws of mainland China, as a wholly owned subsidiary of Wing Yip. As of the date of this annual report, Qianhai Miaoyu has not commenced business operations. Qianhai Miaoyu is proposed to be principally engaged in food sales, food online sales, food import and export, and import and export of goods.

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

Corporate Information

Our Ordinary Shares have been listed on KOSDAQ since 2018 and have been trading on the Nasdaq Capital Market since November 26, 2024. Our principal executive office is located at No. 9, Guanxian North Rd, Huangpu Town, Zhongshan, Guangdong, China, and our phone number is 86-760-23215457. Our registered office in HK is at Unit B, 17/F, United Centre, 95 Queensway, Admiralty, Hong Kong. We maintain a corporate website at http://ir.wingyip-food.com/. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

Through the operating subsidiaries in China, we are a notable meat product processing company in China. As of the date of this annual report, our products are primarily marketed and sold across 18 provinces in mainland China through 7 self-operated stores, 87 distributors, including major retail outlets and supermarkets and 7 e-commerce platforms, including one platform owned by us.

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

We, through the operating subsidiaries, focus on product development and are committed to improving product quality and expanding our product offerings to cater to evolving consumer preferences. As of the date of this annual report, our research and development department is composed of 51 employees and it closely collaborates with the sales and marketing department, and the production department to periodically introduce new products and enhance the ingredients and packaging of existing products. We also enter into strategic cooperation agreements with external research institutions for the development of new products and product formulas. Leveraging our expertise in new product development, we developed and introduced 51, 81 and 94 new products to the market, during fiscal years 2023, 2024 and 2025, respectively.

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

For the fiscal years ended December 31, 2023, 2024 and 2025, we had total revenue of approximately US$134,068,317, US$144,629,055 and US$135,192,629, respectively, representing an increase by approximately 7.88% from fiscal year 2023 to 2024, and a decrease by approximately 6.52% from fiscal year 2024 to 2025. Revenue derived from sales of cured meat products accounted for approximately 62.11%, approximately 59.48% and approximately 59.16% of the total revenue for those fiscal years, respectively. Revenue derived from sales of snack products accounted for approximately 32.55%, approximately 34.95% and approximately 35.13% of the total revenue for those fiscal years, respectively. Revenue derived from sales of frozen meat products accounted for approximately 5.34%, approximately 5.57% and approximately 5.71% of the total revenue for those fiscal years, respectively.

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

Strong Product Development Capabilities and a Diverse Range of Innovative Products.

We, through the operating subsidiaries, are dedicated to enhancing our product quality and expanding our product variety to meet evolving consumer preferences. Our product development strategy includes introducing new products as well as improving the ingredients and packaging of existing products. Leveraging our expertise in new product development, we, through the operating subsidiaries, developed and introduced 51, 81 and 94 new products to the market, during fiscal years 2023, 2024 and 2025, respectively, including ready-to-eat western-style sausages, health foods (such as chicken breast fillets), and frozen meat products. During fiscal years 2023, 2024 and 2025, our research and development costs were approximately US$4.25 million, US$4.97 million and US$4.13 million, accounting for 15.25%, 17.13% and 3.05% of our total operating costs, respectively.

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

On April 18, 2025, the Company entered into a Joint Venture Termination Agreement (the “JV Termination Agreement”) to, among other things, terminate the Joint Venture Framework Agreement, the Test Product Production Agreement, and the Joint Venture Agreement, and to dissolve the PRC and Hong Kong joint venture entities. As of April 2026, both entities had been deregistered.

However, we anticipate continuing developing and launching new products to cater to the growing demand for a healthier lifestyle among the new generation of consumers. In 2024, we developed plant-based meat alternatives made from plant proteins, and launched frozen plant-based meat patty products with various flavors, including beef, chicken and pork flavors. In 2025, we continued to orient our research and development efforts toward healthier product formulations. In furtherance of this strategy, we launched low-sugar, low-salt cured sausages, designed to reduce the adverse effects of excessive sodium intake on human health. We also introduced meal-replacement chicken breast fillet products, available in original and barbecue flavors, which are ready-to-eat upon opening, high in protein, and formulated to provide a sense of satiety. In addition, we launched five-grain glutinous rice chicken products, which incorporate healthy whole grains that are nutritious and easy to digest, are shelf-stable, and are ready-to-eat upon opening, drawing on the tradition of Cantonese morning tea dim sum. We believe that our product development capabilities will enable us to expand our product offerings, differentiate ourselves from competitors, and maintain sustainable growth and development.

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

To capitalize on the opportunities presented by China’s rapidly growing e-commerce landscape and meet the demand for convenient shopping, we, through the operating subsidiaries, began operating our online store, the Wing Yip Mall, in October 2017 (shop.wingyip-food.com). We also collaborate with third-party e-commerce operators to expand our distribution channels to well-known e-commerce platforms, including Tmall, JD.com, TikTok (Chinese version), Kuaishou, Pinduoduo, and 1688. Through these online platforms, the operating subsidiaries directly sell our products to end consumers and increase our market share in the Chinese online market. During fiscal years 2023, 2024 and 2025, our revenue derived from e-commerce platforms was approximately US$1.78 million, approximately US$2.08 million and approximately US$2.10 million, respectively, accounting for approximately 1.33%, approximately 1.44% and approximately 1.56% of our total revenue, respectively.

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

Increasing Investment in Developing Snack Products

We, through the operating subsidiaries, are committed to increasing investment in snack products in our future development, particularly focusing on the research and market promotion of snack products such as ready-to-eat sausages and claypot rice. We believe that with the growing demand from consumers for delicious, convenient, and diverse snack options, the snack food market holds tremendous growth potential. As of December 31, 2025, we had a total of 183 varieties of snack products, accounting for 34.72% of the overall product range. In the future, we will further increase the proportion of snack products in our portfolio.

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

Developing a New Line of Pre-Made Meal Products

We understand that the fast-paced lifestyles of young people have led to an increasing demand for convenient foods. We plan to actively develop and launch a new frozen sausage and pre-made meal product line, closely aligned with the consumption habits of modern young individuals. Our aim is to provide them with convenient, delicious, and nutritionally balanced food choices. In mid-July 2024, we conducted small-scale trial production of two new products and obtained positive feedback from the market. We established a formal production line at the end of 2024 and commenced mass production for the new series in the first quarter of 2025. In mid-2025, we launched a series of pre-made meal chicken products, including spicy and pepper chicken, salt-baked chicken, and soy sauce chicken.

To develop and introduce the new line of pre-made meal products to the market, we intend to strengthen our research and development capabilities by (i) hiring more R&D engineers, (ii) upgrading our existing R&D production equipment, and (iii) enhancing collaboration with external research institutions for new product development and market research on consumer preferences. We believe that our robust product development capabilities, combined with our well-known brand name and extensive sales and distribution network, provide a strong foundation for us to develop and launch new products into the market. Going forward, we plan to continue researching and developing new pre-made meal product series to further expand our product offerings and meet the evolving demands of consumers.

Cured Meat Claypot Rice Supply Chain Solutions

We had planned to establish a series of chain restaurants specializing in cured meat claypot rice to meet the modern consumers’ pursuit of delicious, convenient, and innovative dining. However, due to the adverse economic impact on the catering industry, we postponed the launch of our cured meat claypot rice restaurant chain in 2025. In lieu of directly operating chain restaurants, we have pivoted our strategy toward providing supply chain solutions to claypot rice restaurant customers, enabling them to enhance operational efficiency and reduce costs. By leveraging our established supply chain infrastructure and expertise in cured meat products, we are able to support restaurant operators with quality raw materials, standardized production techniques, and strict food safety processes.

We launched our first cured meat claypot rice restaurant in July 2024. In 2025, in response to challenging conditions in the catering industry, we refocused our efforts on supplying cured meat products, pre-made meal products, and supply chain solutions to third-party claypot rice restaurant operators. We believe that this approach allows us to preserve and promote the culinary heritage of traditional cured meat claypot rice while generating stable business opportunities through our supply chain capabilities. Going forward, we will continue to evaluate market conditions and explore opportunities to further expand our presence in the claypot rice segment, whether through direct restaurant operations or supply chain partnerships. Additionally, we aim to strengthen our engagement with younger consumers through social media channels. We also intend to introduce a franchise model, in addition to self-owned restaurant operations, to accelerate the expansion of our brand’s market presence, and we will provide comprehensive training, operational support, and management guidance to franchisees to facilitate the successful operation of their businesses.

Strengthening Product Quality and Food Safety Controls

As of the date of this annual report, we have engaged a third-party quality testing center to conduct regular quality inspections and certifications of our products in accordance with applicable laws and regulations. We established our own quality testing center in April 2024. Our quality testing center is currently used for testing our own products. Due to changes in applicable regulations in 2025, the timeline for obtaining all required governmental permits has been delayed, and there can be no assurance that we will be able to obtain all such permits. Subject to the receipt of all required governmental permits, we intend to open the quality testing center to other market participants for quality testing. By establishing our own quality testing center, we believe that the data collected related to product quality issues can be further analyzed, enabling us to better understand and detect any potential risks and quality issues at an early stage. This, in turn, will help us improve our product quality and strengthen our food safety controls. Additionally, we believe that after obtaining the relevant certifications, offering certification services to other third-party suppliers can expand our sources of income.

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

The following tables present our revenue for the fiscal years ended December 31, 2023, 2024 and 2025.

			Revenue
			Fiscal Year Ended December 31,
	2025		2024		2023
Cured Meat Products	$		$		$
– Cured Pork Sausages		53,856,546		56,415,055		48,589,050
– Cured Pork Meat		14,521,670		16,558,601		21,972,199
– Other Cured Meat Products		11,601,643		13,042,373		12,714,581
Snack Products		47,499,585		50,541,248		43,635,556
Frozen Meat Products		7,713,185		8,071,778		7,156,931
Total		$135,192,629		$144,629,055		$134,068,317

Cured Meat Products

Most of our revenue was generated from sales of cured meat products for the fiscal years ended December 31, 2023, 2024 and 2025. Our cured meat products include i) cured pork sausages, ii) cured pork meat and iii) other cured meat products, such as cured chicken, cured duck and cured fish. As of the date of this annual report, we provide over 279 cured meat products.

cured pork sausage	cured pork meat
cured duck	cured fish
cured pork meat with salted egg yolk	cured meat gift box

For the fiscal years ended December 31, 2023, 2024 and 2025, our revenue generated from sales of cured meat products was US$83,275,830, US$86,016,029 and US$79,979,859, respectively, accounting for 62.11%, 59.48% and 59.16% of our total revenue. Generally, the production cycle and lead time for our cured meat products from the date of customer order placement to the date of finished product shipment is approximately 48 to 72 hours. The shelf life of our cured meat products ranges from 90 to 270 days.

Snack Products

Drawing on our experience in producing cured meat products, we, through the operating subsidiaries, have continuously expanded our product portfolio by developing various types of snack products. As of the date of this annual report, we offer more than 187 varieties of snacks, such as ready-to-eat sausages, jerky, duck necks, duck feet, and claypot rice.

Ready-to-eat sausages	jerky
instant claypot rice	grilled meat slices for breakfast
duck necks	duck feet

For the fiscal years ended December 31, 2023, 2024 and 2025, our revenue generated from sales of snack products was US$43,635,556, US$50,541,248 and US$47,499,585, respectively, accounting for 32.55%, 34.95% and 35.13% of our total revenue. Generally, the lead time for production of our snack products from the date of customer order placement to the date of finished product shipment is approximately 72 hours. Our snack products are typically allowed to sit in a dry environment for two days after production to ensure there is no air leakage before packaging for storage and transportation. The shelf life of our snack products ranges from 180 to 270 days.

Frozen Meat Products

To further diversify our product range, we, through the operating subsidiaries, began selling frozen meat products in 2019. Our frozen meat products primarily include frozen sausages, beef patties, and chicken breast fillets. As of the date of this annual report, we offer more than 70 varieties of frozen meat products.

smoked chicken breast fillets	frozen cheddar cheese sausages
frozen pork sausages	frozen cuttlefish style sausages

For the fiscal years ended December 31, 2023, 2024 and 2025, our revenue generated from sales of frozen meat products was US$7,156,931, US$8,071,778 and US$7,713,185, respectively, accounting for 5.34%, 5.57% and 5.71% of our total revenue.

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

Production Facilities

The operating subsidiaries produce our products through a self-owned food processing plant with a total floor area of approximately 19,339 square meters, located in Zhongshan City, Guangdong Province. See “Item 4. Information on the Company — B. Business Overview — Facilities”. As of the date of this annual report, the operating subsidiaries have 14 production lines for processing cured meat products, 8 production lines for processing snack products, and 4 production lines for processing frozen meat products. The estimated total annual production capacity is 20,000 tons of cured meat products, 10,000 tons of snack products, and 5,000 tons of frozen meat products.

In fiscal years 2023, 2024 and 2025, the utilization rates for processing cured meat products (our main products) were approximately 78%, 83% and 87%, respectively.

Key equipment used in our meat processing includes ovens, natural gas boilers, vacuum emulsifying machine, vacuum filling line, microwave thawing line, vacuum cutting mixer, vacuum mixing machine, automatic tying machine, cleaning and drying line, automatic weighing line. The operating subsidiaries procure most of the machinery required for our production lines from manufacturers in China.

To expand our production capacity, we initiated plans to construct additional baking and packaging production lines starting in 2023. The estimated total floor area for this expansion is approximately 5,000 square meters. The expansion took place on the vacant area adjacent to our existing food processing plant located in Zhongshan City, Guangdong Province. The construction was completed in 2024. In 2025, we began utilizing a portion of the expanded area for our packaging production lines and e-commerce warehouse operations. See “Item 4. Information on the Company — B. Business Overview — Facilities.”

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

In the fiscal years ended December 31, 2023, 2024 and 2025, we introduced 51, 81 and 94 new products, respectively. These included ready-to-eat western-style sausages, health foods such as chicken breast fillets, and frozen meat products. As we aim to target younger generations, we developed and introduced 21, 35 and 39 new snack products in fiscal years 2023, 2024 and 2025, respectively. These included items like “hand-torn beef jerky,” “marinated beef,” and “grilled sausages.”

As of the date of this annual report, our internal R&D department consists of 51 members, primarily responsible for developing new products and enhancing the formulations of existing ones. Our R&D engineers possess extensive experience in the Chinese food industry, and their efforts have resulted in 19 patents related to various processing technologies.

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

We plan to continue developing and introducing new products to cater to the increasing demand for healthier lifestyles among the new generation. In 2023, we developed plant-based meat alternatives made from plant proteins, and launched frozen plant-based meat patty products with various flavors, including beef flavor, chicken flavor and pork flavor. We developed and launched a series of pre-made meal chicken products in mid-2025, and we plan to continue researching and developing new pre-made meal product series to further expand our product offerings and meet the evolving demands of consumers. See “—Our Strategies—Developing a New Line of Pre-Made Meal Products.” We believe our product development capabilities enable us to expand our product supply, stand out from competitors, and drive our sustainable growth and development.

In fiscal years 2023, 2024 and 2025, our research and development costs were US$4,250,451, US$4,973,452, and US$4,127,391, respectively, accounting for 15.25%, 17.13%, and 14.26% of our total operating costs, respectively.

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

Upon product delivery and acceptance, ownership of the products and all associated risks and rewards are transferred to distributors.

Return policy	Distributors are not allowed to return our products unless they are defective.

Payment and credit terms	The credit terms are usually one to three months after products delivery.

Intellectual property rights	No transfer of intellectual property rights.

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

Self-operated Stores

We, through our operating subsidiaries, operate self-operated stores under the “Wing Yip” (“荣业”) brand. We believe that the self-operated model allows the operating subsidiaries to effectively enhance hygiene and product safety, execute operational and financial plans, gather valuable customer data and feedback, and quickly adapt to evolving market trends and consumer preferences. In fiscal years 2023, 2024 and 2025, we had 7, 7 and 7 self-operated stores, respectively.

All of our self-operated stores are located in Guangdong Province, China, with an average floor area of 108.73 square meters for each store, leased from independent third parties. Typically, we sign lease agreements for our stores ranging from two to four years. See “— Facilities.” In our self-operated stores, we sell cured meat products, snack products, and frozen meat products to both direct retail customers and some wholesale customers.

In fiscal years 2023, 2024 and 2025, our revenue derived from sales through self-operated stores amounted to approximately US$20.94 million, US$21.24 million and US$20.43 million, respectively, accounting for approximately 15.62%, 14.69% and 15.11% of our total revenue.

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

We, through the operating subsidiaries, have also established presence on well-known third-party online marketplaces in China, including Tmall, JD.com, Tik Tok (Chinese version), Kuaishou, Pinduoduo, and 1688. We have established stores across six different online platforms as of the date of this annual report. Through these online platforms, we sell our products directly to end consumers and have increased our market share in the online market in China.

In fiscal years 2023, 2024 and 2025, our revenue derived from sales through e-commerce platforms amounted to approximately US$1.78 million, US$2.08 million and US$2.10 million, respectively, accounting for approximately 1.33%, 1.45% and 1.56% of our total revenue.

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

Below is a list of the top three customers and the percentages each of them individually accounted for our annual total revenue, during the fiscal years ended December 31, 2025, 2024, and 2023.

For fiscal year 2025
Customer Name	Revenue	% of Total Revenue
Customer A	$1,644,933.84	1.22%
Customer B	$1,688,343.70	1.25%
Customer C	$1,583,516.03	1.17%

For fiscal year 2024
Customer Name	Revenue	% of Total Revenue
Customer A	$1,785,783.68	1.23%
Customer B	$1,826,928.14	1.26%
Customer C	$1,756,561.30	1.21%

For fiscal year 2023
Customer Name	Revenue	% of Total Revenue
Customer A	$2,790,532	2.08%
Customer B	$2,661,042	1.98%
Customer C	$2,168,516	1.62%

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

During fiscal years 2023, 2024 and 2025, our operating subsidiaries did not experience any significant disruptions to their operations due to raw material shortages, nor did we encounter any difficulties in procuring raw materials.

Below is a list of the top three suppliers and the percentages each of them individually accounted for our annual total purchase, during the fiscal years ended December 31, 2025, 2024 and 2023.

For fiscal year 2025
Supplier Name	Amount	% of Total Purchase
Supplier A	$11,822,222	13.18%
Supplier E	$9,477,661	10.56%
Supplier B	$9,465,781	10.55%

For fiscal year 2024
Supplier Name	Amount	% of Total Purchase
Supplier A	$15,124,955	16.04%
Supplier B	$14,065,630	14.92%
Supplier E	$10,709,830	11.36%

For fiscal year 2023
Supplier Name	Amount	% of Total Purchase
Supplier A	$11,434,336	14.36%
Supplier B	$10,032,075	12.06%
Supplier C	$6,527,122	8.20%

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

Licenses, Awards and Certificates

To lawfully operate our business in China, our operating subsidiaries have acquired the following permits and licenses as of the date of this annual report:

Subsidiary	License/Permit	Valid Through
Wing Yip GD	Receipt of Pollution Discharge Registration for Fixed Pollution Sources (固定污染源排污登记回执)	April 23, 2030
Wing Yip GD	Food Production License	January 9, 2027
Wing Yip GD	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Guangzhou Dongwang Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Xinguangming Shichang Store)	Food and Drug Distribution License	September 24, 2029
Wing Yip GD (Xiaolan Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Shenzhen Haijixing Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Guzhen Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Huangpu Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term
Wing Yip GD (Kuchong Store)	Registration for Operators Solely Selling Pre-Packaged Food	Long-term

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

Trademarks

As of the date of this annual report, Wing Yip GD has registered the brand name “Wing Yip,” (“荣业”) “Jiangwang,” (“匠王”) “Kuangke,” (“狂客”) and another three brand names under 48 trademarks, including one trademark in Hong Kong and 47 in mainland China. The following tables summarize these registered trademark registrations:

Trademarks Registered in Mainland China:

Registration Number	Category	Effective Period	Trademark Logo
81083394	36	03/14/2025 – 03/13/2035
81078998	39	03/14/2025 – 03/13/2035
81072413	16	03/14/2025 – 03/13/2035
81093439	33	03/14/2025 – 03/13/2035
81072418	29	03/14/2025 – 03/13/2035
81078980	30	03/14/2025 – 03/13/2035
81089453	43	03/14/2025 – 03/13/2035
81093437	32	03/14/2025 – 03/13/2035
81093446	37	03/14/2025 – 03/13/2035
81093434	31	03/14/2025 – 03/13/2035
78685575A	29	11/28/2024 – 11/27/2034
78688172A	5	11/28/2024 – 11/27/2034
78685863A	40	11/28/2024 – 11/27/2034
78687019	36	11/07/2024 – 11/06/2034
78685860	2	11/07/2024 – 11/06/2034
78685574	30	01/14/2025 – 01/13/2035
78685963	41	11/07/2024 – 11/06/2034
78688173	43	11/07/2024 – 11/06/2034
78687328	1	11/07/2024 – 11/06/2034
78687760	7	11/07/2024 – 11/06/2034
77449439	35	02/14/2025 – 02/13/2035
1001082	29	05/07/2017 – 05/06/2027
7606629	29	11/21/2020 – 11/20/2030
17257615	29	08/28/2016 – 08/27/2026
17257723	29	08/28/2016 – 08/27/2026
21977158	29	01/07/2018 – 01/06/2028
21977356	29	01/07/2018 – 01/06/2028
21977548	29	01/07/2018 – 01/06/2028

Registration Number	Category	Effective Period	Trademark Logo
22240904	29	01/28/2018 – 01/27/2028
36800562	29	11/07/2019 – 11/06/2029
40189895	1	03/21/2020 – 03/20/2030
40207748	2	03/21/2020 – 03/20/2030
40198990	41	03/28/2020 – 03/27/2030
40199329	30	03/28/2020 – 03/27/2030
40183667	36	04/07/2020 – 04/06/2030
40197291	43	04/07/2020 – 04/06/2030

Registration Number	Category	Effective Period	Trademark Logo
40194262	40	05/28/2020 – 05/27/2030
40202536	5	06/14/2020 – 06/13/2030
40203848	7	06/28/2020 – 06/27/2030
40197192	29	04/21/2021 – 04/20/2031
47471550	29	05/07/2021 – 05/06/2031
72318967A	29	01/14/2024 – 01/13/2034
72307314A	35	01/21/2024 – 01/20/2034
78688172	5	02/14/2026 – 02/12/2036
78685863	40	01/21/2026 – 01/20/2036
81075184	35	06/14/2025 – 06/13/2035
72307314	35	04/08/2025 – 04/07/2035

Trademarks Registered in Hong Kong:

Registration Number	Category	Effective Period	Trademark Logo
304639294	29	08/20/2018 – 08/19/2028

Patents

As of the date of this annual report, Wing Yip GD has registered 19 patents in mainland China. The following table summarizes these patent registrations:

	Patent Number	Patent Type	Application Date	Effective Period
1.	ZL 2013 1 0685188.3	Invention	12/13/2013	20 years
2.	ZL 2017 1 0376861.3	Invention	05/25/2017	20 years
3.	ZL 2017 1 0376939.1	Invention	05/25/2017	20 years
4.	ZL 2017 1 0376864.7	Invention	05/25/2017	20 years
5.	ZL 2019 2 0885087.3	Utility Model	06/13/2019	10 years
6.	ZL 2018 1 1546570.5	Invention	12/15/2018	20 years
7.	ZL 2017 1 1406974.X	Invention	12/22/2017	20 years
8.	ZL 2019 2 1059840.X	Utility Model	07/09/2019	10 years
9.	ZL 2019 2 0951322.2	Utility Model	06/24/2019	10 years
10.	ZL 2019 1 0453019.4	Invention	05/28/2019	20 years
11.	ZL 2019 1 0191739.8	Invention	03/14/2019	20 years
12.	ZL 2018 1 1133976.0	Invention	09/27/2018	20 years
13.	ZL 2018 1 0701856.X	Invention	06/29/2018	20 years
14.	ZL 2018 1 0701366.X	Invention	06/29/2018	20 years
15.	CN202422557619.4	Utility Model	10/23/2024	10 years
16.	CN202422425196.0	Utility Model	10/09/2024	10 years
17.	CN202421447277.4	Utility Model	06/21/2024	10 years
18.	CN202420082405.3	Utility Model	01/12/2024	10 years
19.	CN202310651157.X	Invention	06/05/2023	20 years

Software Copyrights

As of the date of this annual report, Wing Yip GD has registered 12 software copyrights in mainland China. The following table summarizes these software copyrights registrations:

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

Domain Names

As of the date of this annual report, Wing Yip GD has registered three domain names; namely, wingyip-food.com, 荣业食品.com and 荣业腊味.com in mainland China.

Employees

As of December 31, 2025, 2024, 2023, we had 410, 426 and 491 full-time employees, respectively. As of December 31, 2025, we had 409 full-time employee in China and one full-time employee in Korea. The following table sets forth the number of our full-time employees as of December 31, 2025:

Function:	Number
Management, Administration and Human Resources	29
Finance and Accounting	12
Procurement	5
Production	205
Research & Development	51
Quality Control	7
Sales and Marketing	101
Total	410

We enter into employment contracts and non-disclosure agreements with our full-time employees.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

We, through our operating subsidiaries, produce our products through a self-owned food processing plant with a total floor area of approximately 19,339 square meters, in Zhongshan City, Guangdong province, China.

Wing Yip GD currently operates 7 stores in Guangdong Province, China, with an average floor area of 108.73 square meters of each store, and an average monthly rent of RMB3,099.31. The operating subsidiaries lease all these store spaces from third-party individuals and corporations. The following table shows the information of the stores as of the date of this annual report:

	Store	City	Annual Rent (RMB)		Lease Valid Term	Size (Square Meters)	Opened
1	Xiaolan	Zhongshan	20,160		Until 04/30/2027	87.36	02/23/2018
2	Dongwang	Guangzhou	36,000		Until 09/30/2026	25	02/14/2019
3	Huangpu	Zhongshan	90,000		Until 08/15/2026	500	07/30/2016
4	Kuchong	Zhongshan	39,968	*	Until 08/31/2026	39	07/30/2016
5	Guzhen	Zhongshan	24,000		Until 04/30/2027	50	04/04/2018
6	Xinguangming Shichang	Zhongshan	14,214		Until 07/31/2026	9.75	09/11/2019
7	Shenzhen Haijixing	Shenzhen	36,000		Until 08/14/2026	50	05/06/2019

*	The rent will increase 5% every two years.

Our subsidiary, Wing Yip HN, leases a factory in Haikou City, Hainan for meat products processing and storage, with a floor area of 380 square meters and monthly rent of RMB5,871, until July 31, 2027.

We believe that the food processing plant that we own and the stores that we currently lease are adequate to meet our needs for the foreseeable future.

To expand our production capacity, we initiated plans to construct additional baking and packaging production lines starting in 2023. The estimated total floor area for this expansion is approximately 5,000 square meters. The expansion took place on the vacant area adjacent to our existing food processing plant located in Zhongshan City, Guangdong Province. The construction was completed in 2024. In 2025, we began utilizing a portion of the expanded area for our packaging production lines and e-commerce warehouse operations.

Insurance

To mitigate risks across different aspects of our operations and to ensure comprehensive coverage, we maintain various insurance policies and we believe the insurance coverage we maintain is in line with industry norms. As of the date of this annual report, we maintain product liability insurance, company group accidental injury insurance, company property insurance, and various insurance for the vehicles that the operating subsidiaries own.

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

Regulations on Food Production and operation

Regulatory Framework

In accordance with the Food Safety Law of the PRC (the “Food Safety Law”), as effective on June 1, 2009, and latest amended on September 12, 2025, a person or entity who engages in food production and operation shall obtain the relevant food production and/or operation license in accordance with the law. The Implementation Rules of the Food Safety Law (the “Implementation Rules”), which further specifies the detailed measures to be taken by and conformed to food producers and business operators in order to ensure food safety, were promulgated on July 20, 2009 and came into effect on the same date, and were amended on February 6, 2016 and March 26, 2019 (the “Revised Implementation Rules”), respectively. The Revised Implementation Rules, which came into effect on December 1, 2019, introduce extra regulatory measures such as conducting random supervisory checks, improving the food safety violation reporting reward system, and establishing a blacklist system for food producers and business operators with serious food safety violations and a joint punishment mechanism against discreditable acts. The Revised Implementation Rules ascertain the primary responsibility of food producers and operators for food safety, detail the responsibilities of principals of enterprises, standardize the food storage and transportation requirements, forbid false publicity of food, and optimize the administrative system for special food. The Implementation Rules also provide for strict legal liabilities for violating food safety-related laws and regulations.

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

Food Recall System

The Administrative Measures for Food Recalls, which was promulgated by the CDA on March 11, 2015, effective on September 1, 2015, and later amended on October 23, 2020 and January 27, 2026, stipulate the details of administration on unsafe food in mainland China, including cease of product and/or operation, recall, and disposals of such unsafe food. Pursuant to the Administrative Measures for Food Recalls currently in effect, a food producer or business operator shall assume primary responsibilities for food safety, by establishing a sound management system, collecting and analyzing food safety information and performing legal duties of the cease of production and operation of as well as recall and disposal of unsafe food. Further, where the food producer or business operator fails to forthwith cease production or business operation, to make a voluntary recall, to start a recall within the prescribed time limit, to recall according to its recall plan or to dispose of unsafe food as required, the local administration for market regulation shall give a warning and concurrently impose a fine of not less than RMB5,000 but not more than RMB50,000.

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

Consumer Protection Law

The Consumer Protection Law of the PRC was promulgated by the SCNPC on October 31, 1993, amended on August 27, 2009 and October 25, 2013, sets out standards of behavior for business operators in their dealings with consumers, including, among other things, (i) compliance of goods and services with the Product Quality Law and other relevant laws and regulations; (ii) accurate information concerning goods and services and the quality and use of such goods and services; (iii) issuance of receipts to consumers in accordance with relevant national regulations, business practices or upon customer request; (iv) ensuring the actual quality and functionality of goods or services are consistent with advertising materials, product descriptions or samples; (v) assumption of the responsibilities related to repairing, replacing, returning or other liability in accordance with national regulations or any agreements with the consumer; and (vi) not stipulating unreasonable or unfair terms for consumers and not excluding themselves from civil liability to undermine the legal rights and interests of consumers.

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

Pursuant to the Regulations on the Administration of Pollutant Discharge Permits, adopted by the State Council on December 9, 2020, and effective on March 1, 2021, pollutant discharging entities are subject to the classified management of pollutant discharge permits based on the factors such as the amount of pollutants produced and discharged, extent of impact on the environment. According to the relevant regulations of the “the List of Classification Management of Emission Permit for Fixed Source of Pollution (2019 Edition),” key management, simplified management, and registration management of pollutant discharge permit have been implemented. For pollutant discharging entities that produce and discharge a relatively small amount of pollutants or have a relatively little impact on the environment, the simplified management of pollutant discharge permits shall be implemented. Further, under the Measures for Pollutant Discharge Permitting Administration, promulgated by the Ministry of Ecology and Environment on December 25, 2023 and effective on July 1, 2024, a pollutant discharging entity shall obtain and hold a pollutant discharge permit as required by law and discharge the pollutant as provided in the pollutant discharge permit. Without a required pollutant discharge permit, no pollutant may be discharged. Where the discharge of pollutants violates the provisions of the pollutant discharge permit, the environmental protection authority at or above the county level shall order the entity to take corrective actions, carry out production in a limited manner, or suspend production for rectification, and impose a fine of not less than RMB200,000 but not more than RMB1,000,000.

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

Copyright

Pursuant to the Copyright Law of the PRC amended by the SCNPC on November 11, 2020, and coming into effect on June 1, 2021, Chinese citizens, legal persons or other organizations shall, whether published or not, enjoy copyright in their works, which include, among other things, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms. A copyright holder shall enjoy a number of rights, including the right of publication, the right of authorship and the right of reproduction.

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

Regulations on Foreign Investment

The establishment, operation, and management of companies in China are governed by the Company Law of the People’s Republic of China (the “PRC Company Law”), which was promulgated by the SCNPC on December 29, 1993, last amended on December 29, 2023 and became effective on July 1, 2024. The PRC Company Law governs the establishment and withdrawal of a company, the organizational structure and the capital system of a company, and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) and its implementation rules.

The Foreign Investment Law was promulgated by the SCNPC on March 15, 2019 and took effect on January 1, 2020, which replaced the PRC Sino-foreign Joint Venture Enterprise Law, the PRC Sino-foreign Cooperative Enterprise Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law adopts the administrative system of pre-establishment national treatment along with a negative list for foreign investments, establishing the basic framework for the access to, and the promotion, protection and administration of, foreign investments in view of investment protection and fair competition.

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 edition) (the “Negative List (2024)”) jointly issued by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and effective on November 1, 2024, processing, sales and distribution of traditional preserved meat products, snack products and frozen meat products does not fall into the Negative List (2024).

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

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside mainland China, unless prior approval of the SAFE is obtained and prior registration with SAFE is made. The Circular of the SAFE on Printing and distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents was promulgated in May 2013 and amended in October 2018 and December 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

According to the SAFE Circular 37, promulgated on July 14 2014, domestic resident, individuals or institutions, are required to register with the bureau of foreign exchange administration before they invest in special purpose vehicles with legitimate assets or equity interests inside and outside mainland China. Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions imposed on the subsequent foreign exchange activities of the relevant domestic residents, including the remitting back of dividends and profits. Domestic residents who invest special purpose vehicles with legitimate assets or equity interests inside and outside mainland China prior to the implementation of the SAFE Circular 37, but fail to conduct the foreign exchange registration of overseas investments shall submit explanatory statement and state the reasons to the bureau of foreign exchange administration. The bureau of foreign exchange administration may allow complementary registration under the principles of legality and legitimacy. In the event of any violation of foreign exchange regulations by domestic residents who apply for the foresaid complementary registration, administrative penalty would be imposed in accordance with relevant laws.

According to the SAFE Notice 13, which was promulgated on February 13, 2015 and became effective on June 1, 2015, the above mentioned registration under SAFE Circular 37 will be handled directly by the bank that has obtained the financial institution identification codes issued by the foreign exchange regulatory authorities and that has opened the capital account information system at the foreign exchange regulatory authority in the place where it is located and the foreign exchange regulatory authorities shall perform indirect regulation over the direct investment-related foreign exchange registration via banks.

The SAFE Circular 28 was promulgated and became effective on October 23, 2019. According to the SAFE Circular 28, non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments using their capital if the domestic investment projects are in compliance with the prevailing special administrative measures for access of foreign investments and relevant regulations.

Korea

Since our Ordinary Shares are listed on KRX, our Ordinary Shares and the ADSs are also subject to certain Korean foreign exchange controls and securities regulations.

General

The Foreign Exchange Transactions Act of Korea and the Presidential Decree and regulations under such Act and Decree, which we refer to collectively as the “Foreign Exchange Transaction Laws”, regulate investments in Korean securities (including KRW securities, such as our Ordinary Shares and KRW linked securities, such as the ADSs) by non-residents and issuances of securities outside Korea by Korean companies. Non-residents may invest in Korean securities pursuant to the Foreign Exchange Transaction Laws. The Financial Services Commission has also adopted, pursuant to its authority under the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”), regulations that regulate investments by foreigners in Korean securities and issuances of securities outside Korea by Korean companies.

Subject to certain limitations, the Ministry of Finance and Economy has the authority to take the following actions under the Foreign Exchange Transaction Laws:

●	if the Korean government deems it necessary on account of war, armed conflict, natural disaster, grave and sudden and significant changes in domestic or foreign economic circumstances, or similar events or circumstances, the Ministry of Finance and Economy may (i) temporarily suspend payment, receipt, or performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange), (ii) impose an obligation to deposit, safe-keep, or sell precious metal or any means of payment to The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies, or (iii) require resident creditors to collect and recover debts owed by non-resident debtors and to retrieve them to Korea; and

●	if the Korean government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries is likely to adversely affect its currency policies, exchange rate policies or other macroeconomic policies, the Ministry of Finance and Economy may take action to require any person who intends to effect a capital transaction to obtain permission or to require any person who effects a capital transaction to deposit a portion of the means of payment acquired in such transaction with The Bank of Korea, a foreign exchange equalization fund, or certain other governmental agencies or financial companies.

Government review of issuances of ADSs

In order for us to issue Ordinary Shares or ADSs (including with respect to the deposit of any new or existing Ordinary Shares), we are required to submit a report to the Ministry of Finance and Economy with respect to the issuance of such Ordinary Shares or ADSs as KRW securities or KRW linked securities prior to and after such issuance. The Ministry of Finance and Economy may at its discretion direct us to take necessary measures to avoid exchange rate fluctuations in connection with its acceptance of the report of our issuance of the Ordinary Shares or the ADSs.

Under current Korean laws and regulations, in order for the depositary to accept for deposit any existing Ordinary Shares from holders of the Ordinary Shares, other than from us, for the purpose of issuing ADSs representing such Ordinary Shares, the depositary would be required to obtain our prior consent for the purposes of the above-mentioned prior report to the Ministry of Finance and Economy and the filing of a securities registration statement noted in “Restrictions applicable to ADSs”. For the avoidance of doubt, the issuer must obtain approval from the Ministry of Finance and Economy for all issuances of ADSs and a securities registration statement must be submitted to FSCMA for all issuances, irrespective of whether the issuance is of Ordinary Shares deposited with the Custodian purchased over KRX, rather than newly-issued Ordinary Shares.

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

Reporting Requirements for Holders of Substantial Interests in Korea

Report on substantial shareholding (5% report)

Under the FSCMA, any person whose direct or beneficial ownership of a listed company’s shares with voting rights, equity-related debt securities including convertible bonds, bonds with warrants, exchangeable bonds, certificates representing the rights to subscribe for shares, derivatives-linked securities and depository receipts for the aforementioned securities, which we refer to collectively as equity securities, together with the shares and other equity securities directly or beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares and other equity securities of such listed company is required to report the status and purpose (in terms of whether the purpose of the shareholding is simple investment, general investment or participation in the management of the issuer) of the holdings and the material contents of the agreements relating to the equity securities and other matters prescribed by the Presidential Decree under the FSCMA to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership interest.

In addition, (A) any change in the number of the owned shares and other equity securities that equals or exceeds 1% of the total outstanding shares and other equity securities or (B) any change in (i) the purpose of the shareholding or in the ownership of the shares and other equity securities, (ii) the major terms and conditions of the agreements relating to the shares and other equity securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant shares and other equity securities is 1% or more of the total outstanding shares and other equity securities or (iii) the type of the ownership (direct ownership or holdings) to the extent the number of relevant shares and other equity securities is equal to or exceeds 1% of the total outstanding shares and other equity securities, subsequent to the report, must be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of such change (or by the tenth day of the month following the month in which the change described in (A) above occurs, in the case of a person (other than certain professional investors designated by the Financial Services Commission) with no intent to seek management control). Notwithstanding the foregoing, certain professional investors designated by the Financial Services Commission may report the 5% ownership status and the changes described in (A) above to the Financial Services Commission and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5% ownership interest is reached or the change occurs.

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

Report by the major shareholder on its shareholding status (10% report)

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our voting stock and/or depository receipts for our voting stock accounts for 10% or more of the total issued and outstanding voting stock, or otherwise qualifies as a major shareholder under the FSCMA by exercising de facto influence over important management matters of the company, whom we refer to collectively as a major shareholder, must file a report to the Securities and Futures Commission of Korea and to the Korea Exchange within five business days after the date on which the person reached such shareholding limit. In addition, such person must file a report to the Securities and Futures Commission of Korea and to the Korea Exchange regarding any subsequent change in his/her ownership of shares, specific securities, etc. of the listed company. Such report on a subsequent change in shareholding must be filed within five business days of the occurrence of any such change (subject to certain exceptions and special reporting deadlines prescribed under the Enforcement Decree of the FSCMA). Violation of these reporting requirements may subject a person to criminal sanctions such as fines and/or imprisonment.

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

According to the FSCMA, the following entities and any foreign entities equivalent thereto are excluded from the scope of persons subject to the reporting requirements under the enforcement decree of the FSCMA: (i) Korean Government, (ii) The Bank of Korea, (iii) a bank under the Banking Act, (iv) The Korea Development Bank, (v) The Industrial Bank of Korea, (vi) The Export-Import Bank of Korea, (vii) National Agricultural Cooperative Federation, (viii) National Federation of Fisheries Cooperatives, (ix) an insurance company under the Insurance Business Act, (x) a financial investment firm under the FSCMA, (xi) Korea Securities Finance Corporation, (xii) a merchant bank under the FSCMA, (xiii) a money brokerage corporation under the FSCMA, (xiv) a financial holding company under the Financial Holding Companies Act, (xv) a specialized credit financial corporation under the Specialized Credit Financial Business Act, (xvi) Korea Federation of Savings Bank and a mutual savings bank under the Mutual Savings Bank Act, (xvii) National Forest Cooperatives Federation, (xviii) Korean Federation of Community Credit Cooperatives, (xix) National Credit Union Federation, (xx) Korea Deposit Insurance Corporation and a financial resolution institution under the Depositor Protection Act, (xxi) Korea Asset Management Corporation, (xxii) Korea Housing Finance Corporation, (xxiii) Korea Investment Corporation, (xxiv) Korea Financial Investment Association, (xxv) Korea Securities Depositary, (xxvi) an electronic registration institution under the Act on Electronic Registration of Stocks, Bonds, Etc., (xxvii) Korea Exchange, (xxviii) FSS, (xxix) a collective investment vehicle (fund) established under the FSCMA, (xxx) a credit guarantee fund established under the Credit Guarantee Fund Act, (xxxi) a technology credit guarantee fund established under the Technology Credit Guarantee Fund Act, (xxxii) a fund or pension fund established pursuant to Korean law (excluding the credit guarantee fund and the technology credit guarantee fund above) or a corporation manages such fund or pension fund, (xxxiii) a corporation that operates the mutual aid business pursuant to Korean law, (xxxiv) Korean local government, (xxxv) a special purpose vehicle of the private equity fund under the FSCMA (xxxvi) Korea SMEs and Startups Agency, and (xxxvii) a privately placed collective investment scheme excluded from the definition of collective investment under Article 6, Paragraph 5(1) of the FSCMA (except for an individual investment association under the Venture Investment Promotion Act).

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

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2025 and 2024

	For the fiscal years ended December 31,		Change
	2025	2024	Amount	%
Net revenues	$135,192,629	$144,629,055	$(9,436,426)	(6.52)
Cost of revenues	(95,666,223)	(99,833,630)	4,167,407	(4.17)
Gross profit	39,526,406	44,795,425	(5,269,019)	(11.76)
Operating expenses:
Selling expenses	(19,407,502)	(19,672,532)	265,030	(1.35)
General and administrative expenses	(5,404,193)	(4,379,642)	(1,024,551)	23.39
Research and development expenses	(4,127,391)	(4,973,452)	846,061	(17.01)
Total operating expenses	(28,939,086)	(29,025,626)	86,540	(0.30)
Income from operations	10,587,320	15,769,799	(5,182,479)	(32.86)
Other income (expenses):
Interest income	84,479	179,412	(94,933)	(52.91)
Interest expense	(1,065,858)	(1,064,745)	(1,113)	0.10
Other income, net	538,616	58,766	479,850	816.54
Other expense, net	(1,027,230)	(2,839,598)	1,812,368	(63.82)
Exchange loss	(21,087)	(3,298)	(17,789)	539.39
Total other expenses	(1,491,080)	(3,669,463)	2,178,383	(59.37)
Income before income tax	9,096,240	12,100,336	(3,004,096)	(24.83)
Income tax expense	(1,182,352)	(850,633)	(331,719)	39.00
Net income	$7,913,888	$11,249,703	$(3,335,815)	(29.65)

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2024 and 2023

	For the fiscal years ended December 31,		Change
	2024	2023	Amount	%
Net revenues	$144,629,055	$134,068,317	$10,560,738	7.88
Cost of revenues	(99,833,630)	(86,972,132)	(12,861,498)	14.79
Gross profit	44,795,425	47,096,185	(2,300,760)	(4.89)
Operating expenses:
Selling expenses	(19,672,532)	(19,550,604)	(121,928)	0.62
General and administrative expenses	(4,379,642)	(4,075,896)	(303,746)	7.45
Research and development expenses	(4,973,452)	(4,250,451)	(723,001)	17.01
Total operating expenses	(29,025,626)	(27,876,951)	(1,148,675)	4.12
Income from operations	15,769,799	19,219,234	(3,449,435)	(17.95)
Other income (expenses):
Interest income	179,412	178,758	654	0.37
Interest expense	(1,064,745)	(995,345)	(69,400)	6.97
Other income, net	58,766	208,908	(150,142)	(71.87)
Other expense, net	(2,839,598)	(2,111,109)	(728,489)	34.51
Exchange loss	(3,298)	(11,651)	8,353	(71.69)
Total other expenses	(3,669,463)	(2,730,439)	(939,024)	34.39
Income before income tax	12,100,336	16,488,795	(4,388,459)	(26.61)
Income tax expense	(850,633)	(2,478,882)	1,628,249	(65.68)
Net income	$11,249,703	$14,009,913	$(2,760,210)	(19.70)

Net Revenues

Our revenue is reported net of all value-added taxes (“VAT”). We derived revenue primarily from sales of cured meat products, snack products and frozen meat products.

The following table sets forth the breakdown of our revenues by category for the fiscal years indicated.

	For the fiscal years ended December 31,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$53,856,546	39.84	$56,415,055	39.01	$(2,558,509)	(4.54)
– Cured Pork Meat	14,521,670	10.74	16,558,601	11.45	(2,036,931)	(12.3)
– Other Cured Meat Products	11,601,643	8.58	13,042,373	9.02	(1,440,730)	(11.05)
Snack Products	47,499,585	35.13	50,541,248	34.95	(3,041,663)	(6.02)
Frozen Meat Products	7,713,185	5.71	8,071,778	5.57	(358,593)	(4.44)
Total revenues	$135,192,629	100.00	$144,629,055	100.00	$(9,436,426)	(6.52)

Compared with net revenue for the fiscal year ended December 31, 2024, our net revenue decreased by $9.44 million, or 6.52%, for the fiscal year ended December 31, 2025, which was primarily attributable to a $6.04 million decrease in sales of cured meat products, a $3.04 million decrease in sales of snack products, and a $0.36 million decrease in sales of frozen meat products.

Revenue from sales of cured meat products decreased by $6.04 million, to $79.98 million for the fiscal year ended December 31, 2025 from $86.02 million for the fiscal year ended December 31, 2024. The average per unit sales price decreased from $6.79 per kilogram for the fiscal year ended December 31, 2024 to $6.08 per kilogram for the fiscal year ended December 31, 2025, which resulted in a decrease of $7.85 million in revenue. The decrease was partially offset by the increase in sales volume of cured meat products, which increased from 12,873 tons for the fiscal year ended December 31, 2024 to 13,156 tons for the fiscal year ended December 31, 2025. The increase in sales volume resulted in an increase of $1.72 million in revenue. In addition, the decrease was partially offset by a slight change in the average exchange rate used to translate the statements of operations, which changed from RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024 to RMB7.1875 to $1.00 for the fiscal year ended December 31, 2025, resulting in an additional $0.09 million increase in revenue.

Revenue from sales of snack products decreased by $3.04 million, to $47.50 million for the fiscal year ended December 31, 2025 from $50.54 million for the fiscal year ended December 31, 2024. The average per unit sales price decreased from $7.48 per kilogram for the fiscal year ended December 31, 2024 to $6.88 per kilogram for the fiscal year ended December 31, 2025, which resulted in a decrease of $3.37 million in revenue. The decrease was partially offset by the increase in sales volume of snack products, which increased from 6,863 tons for the fiscal year ended December 31, 2024 to 6,904 tons for the fiscal year ended December 31, 2025. The increase in sales volume resulted in an increase of $0.28 million in revenue. In addition, the decrease was partially offset by a slight change in the average exchange rate used to translate the statements of operations, which changed from RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024 to RMB7.1875 to $1.00 for the fiscal year ended December 31, 2025, resulting in an additional $0.05 million increase in revenue.

Revenue from sales of frozen meat products decreased by $0.36 million, to $7.71 million for the fiscal year ended December 31, 2025 from $8.07 million for the fiscal year ended December 31, 2024. The sales volume of frozen meat products decreased from 1,836 tons for the fiscal year ended December 31, 2024 to 1,681 tons for the fiscal year ended December 31, 2025. The decrease in sales volume resulted in a decrease of $0.71 million in revenue. The decrease was partially offset by the increase in the average per unit sales price from $4.47 per kilogram for the fiscal year ended December 31, 2024 to $4.59 per kilogram for the fiscal year ended December 31, 2025, which resulted in an increase of $0.34 million in revenue. In addition, the decrease was partially offset by a slight change in the average exchange rate used to translate the statements of operations, which changed from RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024 to RMB7.1875 to $1.00 for the fiscal year ended December 31, 2025, resulting in an additional $0.01 million increase in revenue.

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

Compared with net revenue for the fiscal year ended December 31, 2023, our net revenue increased by $10.56 million, or 7.88%, for the fiscal year ended December 31, 2024, which was primarily attributable to a $2.74 million increase in sales of cured meat products, a $6.91 million increase in sales of snack products, and a $0.91 million increase in sales of frozen meat products, mainly driven by increased promotion of snack products through direct stores and e-commerce channels.

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

Revenue from sales of frozen meat products increased by $0.91 million, to $8.07 million for the fiscal year ended December 31, 2024 from $7.16 million for the fiscal year ended December 31, 2023. The sales volume of frozen meat products increased from 1,520 tons for the fiscal year ended December 31, 2023 to 1,836 tons for the fiscal year ended December 31, 2024. The increase in sales volume resulted in an increase of $1.48 million in revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.13 million in revenue. In addition, the increase was partially offset by the decrease in the average unit sales price from $4.95 per kilogram for the fiscal year ended December 31, 2023 to $4.47 per kilogram for the fiscal year ended December 31, 2024, which resulted in a decrease of $0.44 million in revenue.

Cost of Revenues

Our cost of revenue consists primarily of (i) cost of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation expenses of the property, plant and equipment.

Our cost of revenue decreased by 4.17% from $99.83 million for the fiscal year ended December 31, 2024 to $95.67 million for the fiscal year ended December 31, 2025, which was primarily attributable to a reduction in unit production costs, which drove the overall decline in total cost of revenue.

Cost of revenue of cured meat products decreased by $2.65 million, to $57.14 million for the fiscal year ended December 31, 2025 from $59.79 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to lower unit production costs. The average unit cost decreased from $4.97 per kilogram for the fiscal year ended December 31, 2024 to $4.34 per kilogram for the fiscal year ended December 31, 2025, resulting in a $3.94 million reduction in cost of revenue. The decrease was partially offset by the increase in the currency exchange rates applied to statements of operations from RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024 to RMB7.1875 to $1.00 for the fiscal year ended December 31, 2025, which caused an increase of $0.06 million in cost of revenue. In addition, the decrease was partially offset by an increase in sales volume. The sales volume of cured meat products increased from 12,873 tons for the fiscal year ended December 31, 2024 to 13,156 tons for the fiscal year ended December 31, 2025. The increase in sales volume resulted in an increase of $1.23 million in cost of revenue.

Cost of revenue of snack products decreased by $1.19 million, to $34.06 million for the fiscal year ended December 31, 2025 from $35.24 million for the fiscal year ended December 31, 2024. The decrease was mainly attributable to lower unit production costs. The average unit cost decreased from $5.13 per kilogram for the fiscal year ended December 31, 2024 to $4.93 per kilogram for the fiscal year ended December 31, 2025, resulting in a $1.43 million reduction in cost of revenue. The decrease was partially offset by the increase in the currency exchange rates applied to statements of operations from RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024 to RMB7.1875 to $1.00 for the fiscal year ended December 31, 2025, which caused an increase of $0.04 million in cost of revenue. In addition, the decrease was partially offset by an increase in sales volume. The sales volume of snack products increased from 6,864 tons for the fiscal year ended December 31, 2024 to 6,904 tons for the fiscal year ended December 31, 2025. The increase in sales volume resulted in an increase of $0.2 million in cost of revenue.

Cost of revenue of frozen meat products decreased by $0.33 million, to $4.47 million for the fiscal year ended December 31, 2025 from $4.80 million for the fiscal year ended December 31, 2024. The decrease was primarily due to the decrease in sales volume from 1,836 tons for the fiscal year ended December 31, 2024 to 1,681 tons for the fiscal year ended December 31, 2025, which resulted in a decrease of $0.41 million in cost of revenue. The decrease was partially offset by the increase in the currency exchange rates applied to statements of operations from RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024 to RMB7.1875 to $1.00 for the fiscal year ended December 31, 2025, which caused an increase of $0.01 million in cost of revenue. In addition, the decrease was partially offset by an increase in the average unit cost from $2.61 per kilogram for the fiscal year ended December 31, 2024 to $2.66 per kilogram for the fiscal year ended December 31, 2025, which caused an increase of $0.07 million in cost of revenue.

Our cost of revenue increased by 14.79% from $86.97 million for the fiscal year ended December 31, 2023 to $99.83 million for the fiscal year ended December 31, 2024, which was primarily attributable to an increase in sales volume resulting in a corresponding increase in costs.

Cost of revenue of cured meat products increased by $4.91 million, to $59.79 million for the fiscal year ended December 31, 2024 from $54.88 million for the fiscal year ended December 31, 2023. The increase was mainly due to the increase in sales volume as discussed above, which resulted in an increase of $9.61 million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.97 million in cost of revenue. In addition, the increase was partially offset by the decrease in the average unit cost from $5.27 per kilogram for the fiscal year ended December 31, 2023 to $4.97 per kilogram for the fiscal year ended December 31, 2024, which caused a decrease of $3.73 million in cost of revenue.

Cost of revenue of snack products increased by $7.21 million, to $35.24 million for the fiscal year ended December 31, 2024 from $28.03 million for the fiscal year ended December 31, 2023. The increase was primarily due to the increase in sales volume as discussed above, which resulted in an increase of $5.63 million in cost of revenue. In addition, the increase in the average unit cost from $5.10 per kilogram for the fiscal year ended December 31, 2023 to $5.22 per kilogram for the fiscal year ended December 31, 2024 caused an increase of $2.16 million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.57 million in cost of revenue.

Cost of revenue of frozen meat products increased by $0.74 million, to $4.80 million for the fiscal year ended December 31, 2024 from $4.06 million for the fiscal year ended December 31, 2023. The increase was primarily due to the increase in sales volume as discussed above, which resulted in an increase of $0.85 million in cost of revenue. The increase was partially offset by the decrease in the currency exchange rates applied to statements of operations from RMB7.0809 to $1.00 for the fiscal year ended December 31, 2023 to RMB7.1957 to $1.00 for the fiscal year ended December 31, 2024, which caused a decrease of $0.08 million in cost of revenue. In addition, the increase was partially offset by the decrease in the average unit cost from $2.81 per kilogram for the fiscal year ended December 31, 2023 to $2.65 per kilogram for the fiscal year ended December 31, 2024, which caused a decrease of $0.03 million in cost of revenue.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of revenues. Our gross profit margin represents our gross profit as a percentage of our revenue. For the fiscal years ended December 31, 2025 and 2024, our gross profit was $39.53 million and $44.80 million, respectively, and our gross profit margins were 29.24% and 30.97%, respectively.

The following table sets forth our gross profit and gross profit margin by sales category for the years indicated.

	For the fiscal years ended December 31,
	2025		2024		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Cured Meat Products
– Cured Pork Sausages	$15,431,578	28.65	$17,982,499	31.88	$(2,550,921)	(14.19)
– Cured Pork Meat	4,163,137	28.67	5,310,602	32.07	(1,147,465)	(21.61)
– Other Cured Meat Products	3,245,546	27.97	2,928,595	22.45	316,951	10.82
Snack Products	13,442,559	28.30	15,297,654	30.27	(1,855,095)	(12.13)
Frozen Meat Products	3,243,586	42.05	3,276,075	40.59	(32,489)	(0.99)
Total	$39,526,406	29.24	$44,795,425	30.97	$(5,269,019)	(11.76)

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

Compared with the fiscal year ended December 31, 2024, our gross profit for the fiscal year ended December 31, 2025 decreased by $5.27 million, or 11.76%, and the gross profit margin decreased from 30.97% to 29.24%, primarily due to a $3.38 million decrease in gross profit from sales of cured meat products, a $1.86 million decrease in gross profit from sales of snack products, and a $0.03 million decrease in gross profit from sales of frozen meat products.

Compared with the fiscal year ended December 31, 2023, our gross profit for the fiscal year ended December 31, 2024 decreased by $2.30 million, or 4.89%, and the gross profit margin decreased from 35.13% to 30.97%, primarily due to a $2.17 million decrease in gross profit from sales of cured meat products and a $0.31 million decrease in gross profit from sales of snack products, partially offset by a $0.18 million increase in gross profit from sales of frozen meat products.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2025 and 2024.

	For the fiscal years ended December 31,
	2025		2024		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	19,407,502	14.36	19,672,532	13.60	(265,030)	(1.35)
General and administrative expenses	5,404,193	4.00	4,379,642	3.03	1,024,551	23.39
Research and development expenses	4,127,391	3.05	4,973,452	3.44	(846,061)	(17.01)
Total operating expenses	$28,939,086	21.41	$29,025,626	20.07	$(86,540)	(0.30)

The following table sets forth the breakdown of our operating expenses for the fiscal years ended December 31, 2024 and 2023.

	For the fiscal years ended December 31,
	2024		2023		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	19,672,532	13.60	19,550,604	14.58	121,928	0.62
General and administrative expenses	4,379,642	3.03	4,075,896	3.04	303,746	7.45
Research and development expenses	4,973,452	3.44	4,250,451	3.17	723,001	17.01
Total operating expenses	$29,025,626	20.07	$27,876,951	20.79	$1,148,675	4.12

Selling expenses

Selling expenses mainly include (i) advertising costs, (ii) salaries and commissions of sales and marketing staff, (iii) transportation fees and delivery fees for e-commerce platforms, (iv) space occupancy expenses, such as counters in supermarkets, and (v) service fees for e-commerce platforms such as TikTok, JD.com, and Pinduoduo.

Our selling expenses decreased by 1.35%, from $19.67 million for the fiscal year ended December 31, 2024 to $19.41 million for the year ended December 31, 2025, which was primarily attributable to a decrease in advertising costs of $0.20 million.

Our selling expenses increased by 0.62%, from $19.55 million for the fiscal year ended December 31, 2023 to $19.67 million for the year ended December 31, 2024, which was primarily attributable to an increase in advertising costs of $0.11 million.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for our administrative personnel; (ii) depreciation and amortization; (iii) lease expenses relating to leased properties used for administrative and factory purposes; (iv) entertainment expenses incurred in business operations; and (v) other expenses, which primarily include travel, office expenses, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses increased by 23.39%, from $4.38 million for the fiscal year ended December 31, 2024 to $5.40 million for the fiscal year ended December 31, 2025, which was primarily attributable to an increase in depreciation of $0.99 million.

Our general and administrative expenses increased by 7.45%, from $4.08 million for the fiscal year ended December 31, 2023 to $4.38 million for the fiscal year ended December 31, 2024, which was primarily attributable to expense in connection with the Company’s initial public offering.

Research and development expenses

Our research and development expenses primarily comprise costs of materials used for experiments, employee salaries and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses decreased by 17.01%, from $4.97 million for the fiscal year ended December 31, 2024 to $4.13 million for the fiscal year ended December 31, 2025, which was primarily attributable to a decrease in costs associated with new research and development cooperation projects of $0.69 million.

Our research and development expenses increased by 17.01%, from $4.25 million for the fiscal year ended December 31, 2023 to $4.97 million for the fiscal year ended December 31, 2024, which was primarily attributable to costs associated with a new research and development cooperation project of $0.69 million.

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

Our total other expenses decreased from $3.67 million for the fiscal year ended December 31, 2024 to $1.49 million for the year ended December 31, 2025, which was primarily attributable to a decrease in other expenses of $2.1 million, mainly resulting from a reduction in donation expenses.

Our total other expenses increased from $2.73 million for the fiscal year ended December 31, 2023 to $3.67 million for the year ended December 31, 2024, primarily due to (i) a decrease in other income of $0.15 million, mainly resulting from a reduction in government subsidies and rewards; and (ii) an increase in other expenses of $0.73 million, due to the disposal of old equipment.

Income tax expenses

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the year of assessment 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Mainland China

Generally, subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of the EIT Law, a qualified HNTE is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity may re-apply for the HNTE certificate when the prior certificate expires. Our subsidiary, Wing Yip GD, was qualified as an HNTE in 2019. Therefore, Wing Yip GD was eligible to enjoy a preferential tax rate of 15% for years 2019, 2020, and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022, and could not enjoy such tax incentives starting in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023 and qualified as an HNTE in December 2023. Therefore, Wing Yip GD is eligible to enjoy a preferential tax rate of 15% for the years 2023, 2024 and 2025, to the extent it had taxable income under the EIT Law.

Our income tax expense increased from $0.85 million for the fiscal year ended December 31, 2024 to $1.18 million for the fiscal year ended December 31, 2025, which was primarily attributable to the significant reduction in donation expenses.

Our income tax expense decreased from $2.48 million for the fiscal year ended December 31, 2023 to $0.85 million for the fiscal year ended December 31, 2024, which was primarily attributable to additional deductions for research and development expenses that increased tax benefits.

Net income

As a result of the foregoing, our net income decreased by 29.65%, from net income of $11.25 million for the fiscal year ended December 31, 2024 to $7.91 million for the fiscal year ended December 31, 2025. Our net income decreased by 19.70%, from net income of $14.01 million for the fiscal year ended December 31, 2023 to $11.25 million for the fiscal year ended December 31, 2024.

B. Liquidity and Capital Resources

As of December 31, 2025, we had $85.27 million in cash, compared to $87.93 million in cash as of December 31, 2024. Our cash primarily consists of cash on deposit with banks. Our principal sources of cash come from our operations and bank loans. Most of our cash resources are used to pay for the procurement of raw materials, purchases of equipment and property, payroll, and operating expenses. Currently, we are working to improve our liquidity and capital sources primarily through cash flows from operations, debt financing, and financial support from the principal shareholder or external investors. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that could restrict our operations. There can be no assurance that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of December 31, 2025, we had loans outstanding totaling $28.80 million. Besides these loans, we did not have any debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that we provide financing, liquidity, market risk or credit support to, or engage in hedging or research and development services with.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from operations, the renewal of commercial bank loans, and proceeds from equity and debt financing, to support our future growth and expansion plans.

Working Capital. Total working capital as of December 31, 2025 amounted to $104.47 million, compared to $81.23 million as of December 31, 2024.

Capital Needs. Our capital needs include daily working capital requirements and capital expenditures to finance the expansion of our business. Our management believes that income generated from our current operations can satisfy our daily working capital needs for at least the next 12 months. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

For the Fiscal Years Ended December 31, 2025 and 2024

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the fiscal years ended December 31,
	2025	2024
Net cash provided by (used in) operating activities	$(13,153,326)	$12,483,808
Net cash used in investing activities	(4,547,578)	(10,103,026)
Net cash provided by financing activities	7,496,935	4,414,498
Effect of exchange rate changes on cash held in foreign currencies	6,775,569	(8,950,790)
Net decrease in cash	(3,428,400)	(2,155,510)
Cash at beginning of the year	88,808,084	90,963,594
Cash at end of the year	$85,379,684	$88,808,084

For the Fiscal Years Ended December 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the fiscal years indicated:

	For the fiscal years ended December 31,
	2024	2023
Net cash provided by operating activities	$12,483,808	$17,651,626
Net cash used in investing activities	(10,103,026)	(222,166)
Net cash provided by financing activities	4,414,498	6,126,623
Effect of exchange rate changes on cash held in foreign currencies	(8,950,790)	13,817
Net (decrease) increase in cash	(2,155,510)	23,569,900
Cash at beginning of the year	90,963,594	67,393,694
Cash at end of the year	$88,808,084	$90,963,594

Operating activities

For the fiscal year ended December 31, 2025, our net cash used in operating activities was $13.15 million, which was primarily attributable to (i) depreciation of property and equipment of $5.74 million; (ii) an increase in inventories of $1.38 million, due to an increase in raw materials; (iii) an increase in prepaid expenses and other current assets of $26.07 million, mainly due to $12.87 million for prepaid AI expenses and $15.16 million for prepaid advertising and promotion expenses in the current period; and (iv) a decrease in notes payable of $2.57 million due to repayment.

For the fiscal year ended December 31, 2024, our net cash provided by operating activities was $12.48 million, which was primarily attributable to (i) depreciation of property and equipment of $4.42 million; (ii) an increase in inventories of $1.88 million, due to an increase in raw materials; (iii) an increase in prepaid expenses and other current assets of $3.86 million, mainly due to prepaid rental expenses of $3.53 million in 2024; and (iv) an increase in notes payable of $2.93 million.

For the fiscal year ended December 31, 2023, our net cash provided by operating activities was $17.65 million, which was primarily attributable to (i) depreciation of property and equipment of $3.02 million and a disposal loss of $2.01 million; (ii) a decrease in inventories of $1.15 million, due to an increase in the number of orders that resulted in more raw materials being produced into finished products and sold; (iii) a decrease in prepaid expenses and other current assets of $1.14 million, mainly due to a decrease in prepaid decoration expenses of $0.4 million and a decrease in VAT deductibles of $1.13 million in 2023; and (iv) an increase in accounts receivable of $3.31 million, which was mainly due to the significant increase in sales to the top ten customers in the fourth quarter of 2023 compared to the fourth quarter of 2022, as the Company offered such customers payment terms with a credit period of 90 days.

Investing activities

For the fiscal year ended December 31, 2025, our net cash used in investing activities was $4.55 million, which was primarily attributable to the purchase of property and equipment of $4.54 million and the purchase of intangible assets of $0.01 million.

For the fiscal year ended December 31, 2024, our net cash used in investing activities was $10.10 million, which was primarily attributable to the purchase of property and equipment of $11.50 million and the purchase of intangible assets of $0.55 thousand.

For the fiscal year ended December 31, 2023, our net cash used in investing activities was $0.22 million, which was primarily attributable to the purchase of property and equipment of $0.21 million and the purchase of intangible assets of $0.01 million.

Financing activities

For the fiscal year ended December 31, 2025, our net cash provided by financing activities was $7.50 million, which was attributable to the proceeds received from the issuance of ordinary shares, net of offering costs, of $1.13 million; the proceeds received from short-term loans, which amounted to $13.16 million; and the proceeds received from long-term loans, which amounted to $15.44 million, as offset by repayment of short-term loans of $9.15 million and repayment of long-term loans of $13.08 million.

For the fiscal year ended December 31, 2024, our net cash provided by financing activities was $4.41 million, which was attributable to the proceeds received from the issuance of ordinary shares, net of offering costs, of $6.23 million, the proceeds received from short-term loans, which amounted to $7.12 million, and the proceeds received from long-term loans, which amounted to $0.65 million, as offset by repayment of short-term loans of $6.71 million and repayment of long-term loans of $2.88 million.

For the fiscal year ended December 31, 2023, our net cash provided by financing activities was $6.13 million, which was attributable to the proceeds received from short-term loans, which amounted to $6.48 million, and the proceeds received from long-term loans, which amounted to $4.65 million, as offset by repayment of short-term loans of $3.80 million, repayment of long-term loans of $0.59 million, and deferred offering costs of $0.61 million.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$11,010,854	$11,010,854	—	—
Long-term loans due within one year	3,818,049	3,818,049	—	—
Long-term loans	13,974,489	—	13,974,489	—
Operating lease commitments	40,680	37,113	3,567	—
Operating lease obligations	15,951	10,075	5,876	—
Total	$28,860,023	$14,876,091	$13,983,932	$—

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” and “Item 4. Information on the Company—B. Business Overview—Research & Development.”

D. Trend Information

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

E. Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for credit losses. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use rights, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from customers. Accounts receivable do not bear interest.

We maintain an allowance for credit losses, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and creditworthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. Our allowance for uncollectible balances as of December 31, 2025 and 2024 are disclosed in Note 2 of our accompanying consolidated financial statements.

Inventories

Inventories primarily consist of raw materials, finished goods, goods shipped in transit and work in process. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Cost of inventories is computed using the weighted average cost method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the six months ended June 30, 2024, and the years ended December 31, 2025, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with us acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect to be entitled in exchange for the good or service transferred. Revenue recorded with us acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the fiscal years ended December 31, 2025, 2024 and 2023, there was no revenue recognized on a net basis where we are acting as an agent.

For the fiscal years ended December 31, 2025, 2024 and 2023, our revenues were primarily derived from (i) sales of products through offline channels, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, and (ii) sales of cured meat products and snack products primarily through online platforms such as TikTok, JD.com, and Pinduoduo.

Revenue from sales of products through offline channels

We generate revenue from the sale of cured meat products, snack products and frozen meat products to customers. We enter into contracts with customers as a principal. The contracts contain a single performance obligation with a standard quality guarantee, which is to transfer the products or accessories to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, we offer a credit term within 30-90 days for business customers. We recognize revenue at a point in time when control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, our products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, our Group, as a principal, obtains control of specified goods or services before they are transferred to the customers, fulfills the promise to provide the specified products to the customer, bears the risk of loss due to factors including physical damage, obsolescence and expiration either before the specified products have been sold to the customers or upon return, and determines the selling price for each product at its sole discretion. Therefore, revenue is recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified products transferred.

Our Group recognizes revenue net of discounts and return allowances when the products are delivered and title is passed to customers. For sales of products through online platforms, we estimate the possibility of return based on historical experience. As of December 31, 2025 and 2024, liabilities for return allowances were not material to the consolidated financial statements.

Disaggregation of Revenues

We disaggregate our revenue from contracts by product types, as we believe it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Our disaggregation of revenue for the fiscal years ended December 31, 2025, 2024 and 2023 is disclosed in Note 2 of the accompanying consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position(s)
Mr. Xiantao Wang	42	Director and Chairman of the Board of Directors
Ms. Tingfeng Wang	43	Director, Chief Executive Officer
Mr. Haobo Ye	51	Chief Financial Officer
Mr. Yang Chen	42	Independent director
Mr. Nanlong Liu	44	Independent director
Mr. Guipeng Huang	42	Independent director

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

Mr. Nanlong Liu has been an independent director of Wing Yip since December 26, 2023. Mr. Liu has served as general manager and executive director of Ruanxun (Xiamen) Enterprise Service Co., Ltd. since August 2022. His prior experience includes serving as audit director of Xiamen Zongheng Group Co, Ltd. from March 2014 to August 2022, and as audit supervisor of Xiamen Comfort Sci&Tech Group Co Ltd (stock code: 002614) (prior name: Xiamen Mengfali Technology Group Co, Ltd.), a company listed on Shenzhen Stock Exchange, from March 2012 to March 2014. Prior to that, from March 2010 to February 2012, he held the position of audit specialist at LeXiang (China) Investment Management Co, Ltd., and lead accountant at Neimenggu Little Sheep Catering Chain Co, Ltd. Xiamen Branch from July 2005 to March 2009. Mr. Liu received his Bachelor’s degree in Accounting from Fuzhou University in China in December 2005. He is a certified public accountant in China.

Mr. Guipeng Huang has been an independent director of Wing Yip since April 30, 2025. Since November 2024, he has been serving as Head of the Credit Department at the Zhongshan Huangpu branch of Industrial and the Commercial Bank of China (“ICBC”). From November 2021 to October 2024, he served as branch manager of the Zhongshan Yongan branch. From May 2016 to October 2017, he was deputy director of the business department at the same branch, and subsequently served as director of the business department from November 2017 to October 2021. Between December 2012 and April 2016, he worked as a corporate account manager at the Zhongshan Huangpu branch of the ICBC. From March 2008 to November 2012, he held the position of Personal Loan Account Manager at the same branch. Mr. Huang received his Bachelor’s degree in Business Administration from Guangdong Radio and Television University in 2005. He received his Bachelor’s degree in Finance from Southwest University in 2008.

Family Relationships

Our director and chairman of the board of directors, Mr. Xiantao Wang, is the biological brother of our director and Chief Executive Officer, Ms. Tingfeng Wang. Except for that, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of US$274,899.54, as compensation to our executive officers, and we paid an aggregate of US$118,402.43 to our directors as yearly directors’ fees. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our operating subsidiaries in mainland China are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

Our articles of association provide that our board of directors shall consist of not less than three directors (at least one-third of the directors be comprised of independent non-executive director) and that shareholders may from time to time by ordinary resolution at a general meeting determine the maximum number of directors. Our board of directors consists of five directors, three of whom are “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

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

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers(1):
Xiantao Wang (Director and Chairman)	8,017,647	15.93%
Tingfeng Wang (Director and CEO)	12,932,031	25.69%
Haobo Ye (CFO)	1,540,964	3.06%
Yang Chen (Independent Director)	—	—
Nanlong Liu (Independent Director)	—	—
Guipeng Huang (Independent Director)	—	—
All directors and executive officers as a group (six individuals):	22,490,642	44.69%
5% Shareholders:
Xiantao Wang	8,017,647	15.93%
Tingfeng Wang	12,932,031	25.69%

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is No.9, Guanxian North Rd, Huangpu Town, Zhongshan City, Guangdong, China 528429.

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

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

There were no related party transactions that occurred during fiscal years ended December 31, 2025, 2024, and 2023, and up to the date of this annual report.

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

Dividend Policy

Our Ordinary Shares have been listed on KOSDAQ since 2018, Wing Yip distributed dividends to its shareholders or investors for each fiscal year between 2019 and 2021. For the fiscal years ended December 31, 2023, 2024 and 2025, we have not received any dividends or distributions from our subsidiaries, nor have we paid any dividends or distributions to our shareholders or U.S. investors. We might pay certain amount of cash dividends in the foreseeable future, depending on our financial performance for a specific fiscal year. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to the ADSs (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

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

The following brief summary does not address the U.S. tax consequences to any particular investor or to persons in special tax situations such as:

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

The brief discussion set forth below is addressed only to U.S. Holders that purchase our Ordinary Shares or the ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or ADSs.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares or ADSs

The following brief summary sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares or ADSs. It is directed to U.S. Holders (as defined below) of our Ordinary Shares or ADSs and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This brief description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ADSs or Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. There is no income tax treaty between the United States and Hong Kong. However, the ADSs or our Ordinary Shares are intended to be tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ADSs or Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our Ordinary Shares, including the effects of any change in law after the date of this annual report. We did not declare or pay any dividends for the current taxable year.

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

Based on our operations and the composition of our assets, we are not in the current year a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for any future taxable year. Depending on the amount of cash we raised in any past offerings, together with any other assets held for the production of passive income, it is possible that, for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or Ordinary Shares and the amount of cash we raised in the initial public offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

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

You should inquire for yourself whether you are entitled to the benefit of a tax treaty between Korea and the country where you are a resident. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the financial investment company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the financial investment company, as applicable, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (such as dividends or capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit an application (for reduced withholding tax rate, “application for entitlement to reduced tax rate,” and in the case of exemptions from withholding tax, “application for tax exemption,” along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions) as the beneficial owner of such Korean source income (“BO application”), provided that if such tax exemption is being sought by an entity for an amount that is Won 1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is Won 1 billion or more), in addition to the certificate of tax residence issued by a competent authority of your residence country, it will also be required to submit the names and addresses of all of the members of board of directors, the identities and shareholding percentages of all of shareholders (provided that if there are more than 100 shareholders, you may instead provide a statement showing the total number of shareholders and aggregate investment amount from each country), and financial statements (including appendices), tax returns or audit reports for the most recent three years submitted to tax authorities of your country of residence (or, if you are an entity that has been in existence for less than three years, the aforementioned documents since your incorporation). For example, a U.S. resident would be required to provide Form 6166 as a certificate of tax residency together with the application for entitlement to reduced tax rate or the application for tax exemption. Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (which is not the beneficial owner of such income) (“OIV”), a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective from January 1, 2022, an OIV is deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such applications (together with the applicable OIV report in the case of income paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer the Ordinary Shares on the KOSDAQ, you will be subject to securities transaction tax at the rate of 0.20% of the sale price of the Ordinary Shares but will not be subject to an agriculture and fishery special surtax. If your transfer of the Ordinary Shares is not made on the KOSDAQ, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of December 31, 2025, 2024 and 2023, the aggregate amounts of cash of $85,269,432, $87,927,726, and $90,963,594, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended December 31, 2025, 2024, and 2023.

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

We received net proceeds of approximately $6.86 million after the deduction of approximately $2.57 million of offering costs. As of the date of this annual report, we have used $3.29 million, $1.51 million, $1.03 million and $1.03 million from the net proceeds for (i) upgrading existing production lines and establishing new production lines, (ii) marketing and promotion of our products, (iii) new product research and development and (vi) working capital and general corporate matters, respectively.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2025 were ineffective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In the course of preparing our consolidated financial statements for the year ended December 31, 2025, our management identified several control deficiencies, which include material weaknesses. The material weakness identified relates to our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements. We have already taken the following steps to implement measures to remediate the material weakness we have identified: (1) streamlining our accounting department structure and enhancing our staff’s U.S. GAAP expertise on a continuous basis; and (2) making an overall assessment on the current finance and accounting resources and planning to hire new finance team members with pertinent qualifications, in order to strengthen our U.S. GAAP reporting framework. We plan to take additional measures to improve the effectiveness of our internal control and financial reporting, including: (1) hiring a new reporting manager who has expertise in U.S. GAAP to improve the quality of U.S. GAAP reports; (2) participating in training and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting/SEC reporting updates; and (3) providing internal training to our current accounting team on U.S. GAAP practices. We are also in the process of completing a systematic accounting manual for U.S. GAAP and financial closing process.

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

	For the Years Ended December 31,
	2025	2024	2023
Audit fees(1)	$180,000	$180,000	$180,000
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$180,000	$180,000	$180,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Nasdaq Listing Rule 5620(a) generally provides that companies listing common stock or voting preferred stock, and their equivalents, on NASDAQ are required to hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. A Hong Kong company is required to have annual general meetings in respect of each financial year, to be held within 6 months after the end of its accounting reference period, unless (i) everything that is required to be done at the meeting is done by a written resolution and copies of the documents required to be laid or produced at the meeting are provided to each member of the company on or before the circulation date of the written resolution; (ii) the company is a single member company; (iii) the company has dispensed with the holding of annual general meetings by a written resolution or a resolution at a general meeting passed by all members under section 613 of the Companies Ordinance (Cap. 622) (in which case the company is required to deliver a copy of the resolution to the Registrar of Companies within 15 days after it has been passed); or (iv) the company is a dormant company.

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

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association (incorporated by reference to Exhibit 3.1 of the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to our annual report on Form 20-F (File No. 001-42407), filed with the Securities and Exchange Commission on April 30, 2025)
2.3	Form of Deposit Agreement among the Registrant, Deutsche Bank Trust Company Americas, as depositary, and the holders and beneficial owners of ADSs issued hereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
2.4	Form of the American depositary receipt (included in Exhibit 2.3)
4.1	Form of Employment Agreement by and between executive officers and the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
4.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
8.1	List of subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-277694), as amended, initially filed with the Securities and Exchange Commission on March 6, 2024)
11.2	Insider Trading Compliance Manual of the Registrant (incorporated by reference to Exhibit 11.2 of the Annual Report on Form 20-F (File No. 001-42407), filed with the SEC on April 30, 2025)
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy of the Registrant (incorporated by reference to Exhibit 97.1 of the Annual Report on Form 20-F (File No. 001-42407), filed with the SEC on April 30, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Wing Yip Food Holdings Group Limited

	By:	/s/ Tingfeng Wang
Tingfeng Wang
Chief Executive Officer and Director

Date: May 14, 2026

WING YIP FOOD HOLDINGS GROUP LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wing Yip Food Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wing Yip Food Holdings Group Limited and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2025, 2024, and 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

We have served as the Group’s auditor since 2023

Singapore

May 14, 2026

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of December 31, 2025	As of December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$85,269,432	$87,927,726
Restricted cash	110,252	880,358
Accounts receivable	6,797,096	7,768,381
Inventories	9,838,933	8,456,295
Prepaid expenses and other current assets	30,156,546	7,779,378
TOTAL CURRENT ASSETS	$132,172,259	$112,812,138

NON-CURRENT ASSETS:
Property, plant and equipment, net	$78,840,052	$79,568,773
Intangible assets, net	47,602	47,094
Land-use rights, net	603,581	605,343
Right-of-use assets	3,520,386	300,664
Other non-current assets, net	105,570	157,076
TOTAL NON-CURRENT ASSETS	$83,117,191	$80,678,950
TOTAL ASSETS	$215,289,450	$193,491,088

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$11,010,854	$6,712,972
Long-term loans	3,818,049	10,506,144
Accounts payable	10,032,277	8,095,509
Notes payable	367,505	2,934,527
Deferred income	32,175	46,874
Accrued expenses and other payables	2,154,216	3,195,138
Taxes payable	276,897	3,603
Lease liabilities	9,765	87,648
TOTAL CURRENT LIABILITIES	$27,701,738	$31,582,415

NON-CURRENT LIABILITIES:
Long-term loans	$13,974,489	$4,335,336
Lease liabilities	5,833	278,282
Deferred tax liabilities	1,729,774	1,550,063
TOTAL NON-CURRENT LIABILITIES	$15,710,096	$6,163,681
TOTAL LIABILITIES	$43,411,834	$37,746,096

COMMITMENTS AND CONTINGENCIES (NOTE 19)	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (No par value; 50,330,928 and 50,023,428 shares issued and outstanding as of December 31, 2025 and 2024)	$-	$-
Additional paid-in capital	44,127,247	42,997,303
Statutory reserve	13,580,630	12,087,066
Accumulated other comprehensive loss	(2,218,614)	(9,307,406)
Retained earnings	116,388,353	109,968,029
TOTAL SHAREHOLDERS’ EQUITY	$171,877,616	$155,744,992
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$215,289,450	$193,491,088

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	Years ended December 31,
	2025	2024	2023
Revenues	135,192,629	144,629,055	134,068,317
Cost of revenues	(95,666,223)	(99,833,630)	(86,972,132)
Gross profit	39,526,406	44,795,425	47,096,185

Operating expenses:
Selling expenses	(19,407,502)	(19,672,532)	(19,550,604)
General and administrative expenses	(5,404,193)	(4,379,642)	(4,075,896)
Research and development expenses	(4,127,391)	(4,973,452)	(4,250,451)
Total operating expenses	(28,939,086)	(29,025,626)	(27,876,951)

Other income (expenses):
Interest income	84,479	179,412	178,758
Interest expenses	(1,065,858)	(1,064,745)	(995,345)
Other income, net	538,616	58,766	208,908
Other expense, net	(1,027,230)	(2,839,598)	(2,111,109)
Exchange loss	(21,087)	(3,298)	(11,651)
Total other expenses, net	(1,491,080)	(3,669,463)	(2,730,439)

Income before income tax	9,096,240	12,100,336	16,488,795
Income tax expenses	(1,182,352)	(850,633)	(2,478,882)
Net income	7,913,888	11,249,703	14,009,913

Comprehensive income
Net income
Foreign currency translation adjustments, net of tax	(7,088,792)	4,188,370	3,831,082
Comprehensive income	825,096	15,438,073	17,840,995
Earnings per share, basic and diluted	0.16	0.23	0.29
Weighted average number of shares	50,319,976	48,175,620	47,973,428

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

						Accumulated
			Additional			Other	Total
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Reserve	earnings	Loss	Equity
		$	$	$	$	$	$
Balance as of December 31, 2022	47,973,428	$—	$37,370,297	$8,567,722	$88,227,757	$(1,287,954)	$132,877,822
Net income	—	—	—	—	14,009,913	—	14,009,913
Appropriated statutory surplus reserves	—	—	—	1,868,227	(1,868,227)	—	—
Foreign currency translation adjustment		—	—	—	—	(3,831,082)	(3,831,082)
Balance as of December 31, 2023	47,973,428	—	37,370,297	10,435,949	100,369,443	(5,119,036)	143,056,653
Net income			—	—	11,249,703	—	11,249,703
Appropriated statutory surplus reserves		—	—	1,651,117	(1,651,117)	—	—
Issuance of ordinary shares	2,050,000	—	8,200,000	—	—	—	8,200,000
Offering cost incurred for initial public offering	—	—	(2,572,994)	—	—	—	(2,572,994)
Foreign currency translation adjustment		—	—	—	—	(4,188,370)	(4,188,370)
Balance as of December 31, 2024	50,023,428	—	42,997,303	12,087,066	109,968,029	(9,307,406)	155,744,992
Net income	—	—	—	—	7,913,888	—	7,913,888
Appropriated statutory surplus reserves	—	—	—	1,493,564	(1,493,564)	—	—
Issuance of ordinary shares	307,500	—	1,230,000	—	—	—	1,230,000
Offering cost incurred for over-allotment option	—	—	(100,056)	—	—	—	(100,056)
Foreign currency translation adjustment	—	—	—	—	—	7,088,792	7,088,792
Balance as of December 31, 2025	50,330,928	—	44,127,247	13,580,630	116,388,353	(2,218,614)	171,877,616

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$7,913,888	$11,249,703	$14,009,913
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	5,740,644	4,418,774	3,016,946
Written off property, plant and equipment	976,665	614,527	2,007,477
Allowance for credit losses	71,499	(43,797)	18,630
Amortization of intangible assets	8,232	9,003	7,402
Amortization of land use right	28,268	27,472	22,933
Amortization of right-of-use asset	188,547	91,368	134,971
Deferred income taxes	179,709	(30,365)	(43,378)
Changes in operating assets and liabilities:
Accounts receivable	971,285	(376,692)	(3,310,188)
Inventories	(1,382,638)	(1,880,144)	1,152,696
Prepaid expenses and other current assets	(26,066,519)	(3,857,006)	1,139,213
Other non-current assets	(19,993)	17,241	30,893
Accounts payable	1,936,768	309,118	671,155
Notes Payable	(2,567,022)	2,934,530	-
Deferred revenue	(14,699)	(18,621)	(19,737)
Taxes payable	273,294	(853,909)	(859,792)
Lease liabilities	(350,332)	111,330	(124,456)
Accrued expenses and other payables	(1,040,922)	(238,724)	(203,052)
Net cash provided by (used in) operating activities	(13,153,326)	12,483,808	17,651,626

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,540,858)	(10,102,478)	(217,053)
Purchase of intangible assets	(6,720)	(548)	(5,113)
Net cash used in investing activities	(4,547,578)	(10,103,026)	(222,166)

Cash flows from financing activities:
Issuance of ordinary shares, net of offering costs	1,129,944	6,232,872	-
Proceeds from short-term loans	13,155,825	7,123,971	6,478,964
Proceeds from long-term loans	15,443,795	650,747	4,647,953
Repayment of short-term loans	(9,151,878)	(6,712,972)	(3,802,870)
Repayment of long-term loans	(13,080,751)	(2,880,120)	(591,558)
Deferred offering costs	-	-	(605,866)
Net cash provided by financing activities	7,496,935	4,414,498	6,126,623
Effect of exchange rate changes	6,775,569	(8,950,790)	13,817
Net increase (decrease) in cash	(3,428,400)	(2,155,510)	23,569,900
Cash and cash equivalents at beginning of the year	88,808,084	90,963,594	67,393,694
Cash and cash equivalents at end of the year	85,379,684	88,808,084	90,963,594

Supplemental disclosures of cash flows information:
Cash paid for income taxes	1,110,288	2,352,255	5,310,182
Cash paid for interest expense	1,047,746	992,556	923,699

Supplemental disclosures of non-cash information:
Lease liabilities arising from obtaining right-of-use assets	26,030	183,839	15,225

The accompanying notes are an integral part of these consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Wing Yip Food Holdings Group Limited (“Wing Yip” or the “Company”) is a company incorporated in Hong Kong with limited liability. The principal activity of Wing Yip is investment holding.

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

On August 12, 2020, Hainan Wing Yip Food Technology Co., Ltd. (“Wing Yip HN”) was incorporated in the PRC by Wing Yip for production and sale of food.

On August 3, 2021, Huaiji Wing Yip Food Technology Co., Ltd. (“Wing Yip HJ”) was incorporated in the PRC. On February 23, 2024, Wing Yip HJ was voluntarily dissolved.

Wing Yip GD owns 100% of the equity interests in Wing Yip HN, Wing Yip HJ and Wing Yip HG.

On November 10, 2025, Shenzhen Qianhai Miaoyu Technology Co., Ltd. (“Miaoyu”) was incorporated in the PRC and Wing Yip owns 100% of the equity interests.

Details of Wing Yip and its subsidiaries (collectively, the “Group”) as of December 31, 2025 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Wing Yip	April 24, 2015	Hong Kong, China	Parent	Holding company
Wing Yip GD	December 2, 2010	Guangdong, China	100	Production and sale of food
Wing Yip HN	August 12, 2020	Hainan, China	100	Production and sale of food
Miaoyu	November 10, 2025	Guangdong, China	100	Not yet commence business

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Group, which include the Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at meetings of the board of directors, or to govern the financial and operating policies of the investee pursuant to a statute or an agreement among the shareholders or equity holders.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, changes in estimates are recognized in the period in which the changes in facts and circumstances occur. Significant accounting estimates reflected in the Group’s consolidated financial statements include inventory reserve provision, useful lives and impairment of long-lived assets, valuation allowance for deferred tax assets, and allowance for credit losses. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Foreign currency translation and transactions

The reporting currency of the Group is the United States Dollar (“US$”). The functional currency of Wing Yip is the Hong Kong Dollar (“HKD”). The Company’s PRC subsidiaries use Renminbi (“RMB”) as their functional currency.

The financial statements of Wing Yip and its subsidiaries, other than subsidiaries with a functional currency of US$, are translated into US$ using the exchange rate as of the balance sheet date for assets and liabilities and the average exchange rate for the year for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Except for shareholders’ equity, the Group’s balance sheet accounts as of December 31, 2025 and 2024 were translated at RMB 6.9931 to $1.00 and RMB 7.2993 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The currency translation rates applied to the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023 were RMB 7.1875 to $1.00, RMB 7.1957 to $1.00 and RMB 7.0809 to $1.00, respectively. Cash flows were also translated at average translation rates for the respective periods. Therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and other monetary funds. The Group maintains cash and cash equivalents with various financial institutions primarily in China. The Group considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of December 31, 2025 and 2024, cash and cash equivalents balances were $85,269,432 and $87,927,726, respectively. The majority of the Group’s cash is held in state-owned banks in the PRC, and a portion of such deposits is covered by insurance. In China, a depositor has up to RMB500,000 ($71,499) insured by the People’s Bank of China Financial Stability Bureau. The Group has not experienced any losses in its bank accounts and believes it is not exposed to any significant risks with respect to its cash held in such accounts.

Restricted cash

Restricted cash includes deposits for notes payable. The Group had restricted cash of $110,252 and $880,358 as of December 31, 2025 and December 31, 2024, respectively. The related deposits expired in February 2026.

Accounts receivable

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from customers. Accounts receivable do not bear interest.

Effective January 1, 2024, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which results in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance are classified as “General and administrative expenses” in the consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable primarily consist of receivables arising from sales of cured meat products, snack products and frozen meat products. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Delinquent account balances are written off against the allowance for expected credit losses after management has determined that the likelihood of collection is not probable.

For the years ended December 31, 2025 and 2023, the Group recognized expected credit losses against accounts receivable of nil and $19 thousand, respectively. For the year ended December 31, 2024, the Group reversed a provision for expected credit losses of $44 thousand.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories primarily consist of raw materials, finished goods, goods in transit and work in process. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Cost of inventories is computed using the weighted average cost method. Inventories are written down to estimated net realizable value, which considers historical usage, expected demand, anticipated sales price, and other factors. The Group periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. No inventory write-downs were recognized for the years ended December 31, 2025, 2024 and 2023.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of prepayments made to vendors or service providers for future services that have not been provided, other current assets, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Management believes that, as of December 31, 2025 and 2024, the Group’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment, net, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expense is included in general and administrative expenses. Estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments that substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income.

Intangible assets, net

Intangible assets consist of copyrights, patent rights, and trademark rights developed by the Group, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over their estimated useful lives of 10 years:

Land use rights, net

Under PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The estimated useful life for land use rights is 30 years.

Impairment of long-lived assets

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

The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and 2024, no impairment of long-lived assets was recognized.

Operating leases

The Group adopted Topic 842 on April 1, 2019, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Group, through its subsidiaries, leases its offices, which are classified as operating leases in accordance with Topic 842. Under Topic 842, operating leases are required to be recorded on the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Group also elected the short-term lease exemption for lease terms of 12 months or less.

The Group reviews all relevant contracts to determine whether the contract contains a lease at its inception date. A contract contains a lease if it conveys to the Group the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Group determines that a contract contains a lease, it recognizes a lease liability and a corresponding right-of-use asset on the consolidated balance sheets on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Group’s secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability, less any lease incentives, plus any initial direct costs incurred and any prepaid rent.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. All right-of-use assets are reviewed for impairment annually. No impairment of right-of-use assets was recognized as of December 31, 2025 and 2024.

Each lease liability is measured using the Group’s secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Group and a duration similar to the lease term. The Group considers renewal and termination options, if any, when determining the lease term used to calculate the right-of-use asset and the lease liability when it is reasonably certain that the Group will exercise such options.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement. Unobservable inputs reflect the reporting entity’s own assumptions about what market participants would use in pricing the asset or liability based on the best available information.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group did not have any non-financial assets or liabilities that were measured at fair value on a recurring basis as of December 31, 2025 and 2024.

The Group’s financial instruments consist principally of cash and cash equivalents, accounts receivable, other current assets, short-term loans, long-term loans, accounts payable, accrued expenses, and other payables.

For short-term loans and long-term loans, the fair value approximates their carrying value at year-end, as the fair value is estimated using discounted cash flow, in which interest rates used to discount the bank loans approximate market rates.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognized in the consolidated statements of operations and comprehensive income over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person (or members of such person’s immediate family) that holds 10% or more of the Company’s securities, (ii) the Company’s management, (iii) any person or entity that directly or indirectly controls, is controlled by, or is under common control with the Group, or (iv) any person or entity that can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. However, it is not practical to determine the fair value of amounts due from or to related parties owing to their related party nature.

Revenue recognition

The Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Group performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies the performance obligation. VAT that the Group collects concurrently with revenue-producing activities is excluded from revenue.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Group follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Group acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which the Group expects to be entitled in exchange for the goods or services transferred. Revenue recorded with the Group acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Group recognizes revenue for its products when it has satisfied a performance obligation by transferring control of the promised products to the customer. The customer obtains legal title to and accepts the promised products at the point of delivery. For each performance obligation satisfied at a point in time, the Group recognizes revenue by assessing whether the performance obligation has been met.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and whether the Group controls the good or service before it is transferred to the customer or whether the Group is acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended December 31, 2025, 2024 and 2023, there was no revenue recognized on a net basis where the Group acted as an agent.

For the years ended December 31, 2025, 2024 and 2023, the Group’s revenues were primarily derived from (i) sales of products through offline channels, including sales of cured meat products, snack products and frozen meat products to distributors, and sales of cured meat products and snack products in stores, and (ii) sales of cured meat products and snack products primarily through online platforms such as TikTok, JD.com and Pinduoduo.

Revenue from sales of products through offline channels

The Group generates revenue from the sale of cured meat products, snack products and frozen meat products to customers. The Group enters into contracts with customers as a principal. The contracts contain a single performance obligation with a standard quality guarantee, which is the transfer of the products or accessories to the customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. The Group typically offers credit terms of 30 to 90 days for business customers. The Group recognizes revenue at a point in time when control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Group’s products are sold with no right of return unless the item is defective.

Revenue from sales of products through online platforms

In accordance with ASC 606, the Group, as a principal, obtains control of specified goods or services before they are transferred to customers, fulfills the promise to provide the specified products to customers, bears the risk of loss due to factors including physical damage, obsolescence and expiration either before the specified products have been sold to customers or upon return, and determines the selling price for each product at its sole discretion. Therefore, revenue is recognized in the gross amount of consideration to which the Group expects to be entitled in exchange for the specified products transferred.

Each customer order is distinct and separately identifiable from other customer orders and is considered a single performance obligation to arrange and transport goods from origin to the destination designated by the customer. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue is recognized at a point in time when goods are delivered to the designated destination, as evidenced by the customer’s signature on the delivery order. For sales through offline channels, revenues are recognized five days after the start of transportation. For sales through online platforms, revenues are recognized seven days after the start of transportation.

The Group recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. For sales of products through online platforms, the Group estimates the likelihood of returns based on historical experience. As of December 31, 2025 and 2024, liabilities for return allowances were not material to the consolidated financial statements.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Group’s disaggregation of revenue for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Years ended December 31,
	2025	2024	2023
Revenue from sales of products through offline	$133,089,030	$142,552,273	$132,285,817
Revenue from sales of products through online platforms	2,103,599	2,076,782	1,782,500
Total revenue	$135,192,629	$144,629,055	$134,068,317

Revenue by product category

The following table summarizes the Group’s total revenues by product category for the years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2024	2023
Revenue from sales of cured pork sausages	$53,856,546	$56,415,055	$48,589,050
Revenue from sales of cured pork meat	14,521,670	16,558,601	21,972,199
Revenue from sales of other cured meat products	11,601,643	13,042,373	12,714,581
Revenue from sales of snack products	47,499,585	50,541,248	43,635,556
Revenue from sales of frozen meat products	7,713,185	8,071,778	7,156,931
Total revenue	$135,192,629	$144,629,055	$134,068,317

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group’s revenue segments have similar economic characteristics, and they are managed as a single business unit. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenue consists primarily of (i) costs of materials purchased from suppliers, (ii) sales taxes and additional taxes, and (iii) depreciation of property, plant and equipment.

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

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries, welfare and insurance expenses for the Group’s administrative personnel, (ii) depreciation and amortization, (iii) lease expenses relating to leased properties used for administrative and factory purposes, (iv) entertainment expenses incurred in connection with business operations, and (v) other expenses, which primarily include travel, office expenses, and other miscellaneous expenses for administrative purposes.

Research and development expenses

The Group expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other expenses related to research and development activities.

Government grants

Government grants represent cash subsidies received from the local government in the PRC. Cash subsidies that are not subject to defined rules and regulations governing the criteria for eligibility are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government-mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. PRC labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefit contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $721,472, $749,459 and $674,061 for the years ended December 31, 2025, 2024 and 2023, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (the “PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under the PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated loss.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

As of December 31, 2025 and December 31, 2024, the balance of the required statutory reserves was $13,580,630 and $12,087,066, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on the gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group believes there were no uncertain tax positions as of December 31, 2025 and 2024.

The Group’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of December 31, 2025, the tax years for the Group’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of December 31, 2025 and 2024.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) included net income and foreign currency translation adjustments, as presented in the consolidated statements of operations and comprehensive income.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Earnings (loss) per share

The Group computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2025 and 2024, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2025 and 2024, there were no dilutive shares.

Concentration and Risks

Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. These restrictions and fluctuations could affect the Company’s ability to access foreign currencies and remit funds outside of the PRC.

Credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, cash and cash equivalents of $85,269,432 were deposited in major financial institutions in the PRC, and each bank accounts is insured by the PRC government with the maximum limit of RMB500,000 (equivalent US$71,499). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

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

Interest rate risk

The Group’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Group’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Group has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest rate risk exposure during the years ended December 31, 2025, 2024, and 2023.

Recent accounting pronouncements

The Group considers the applicability and impact of all Accounting Standards Updates (“ASUs”). Management periodically reviews new accounting standards as issued and has evaluated all other recently issued pronouncements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Group is currently evaluating the impact that the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of ASU 2024-04 will have on its consolidated financial statements and related disclosures.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. The Group does not expect the adoption of this accounting standard to have an impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326).” The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans.” The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Group’s financial position, results of operations, or cash flows.

Note 3. Accounts receivable

Accounts receivable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Accounts receivable	$6,797,096	$7,768,381

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net (cont.)

The Group recorded no allowance for credit losses for the year ended December 31, 2025.

The Group reversed $43,797 of allowance for credit losses and recognized a currency translation difference of $1,531 for the year ended December 31, 2024.

The Group accrued an allowance for credit losses of $18,630 and recognized a currency translation difference of $746 for the year ended December 31, 2023.

As of the date of this report, all accounts receivable outstanding as of December 31, 2025 had been subsequently collected.

Changes in allowance for credit losses are as follows:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Beginning balance	$—	$42,266	$24,382
Addition	—	—	18,630
Reversals	—	(43,797)	—
Currency translation	—	1,531	(746)
Ending balance	$—	$—	$42,266

Note 4. Inventories

Inventories consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Raw materials	$9,141,439	$7,843,367
Work in process	284,148	223,803
Goods shipped in transit	91,745	88,731
Finished goods	321,601	300,394
Total inventory	$9,838,933	$8,456,295

For the years ended December 31, 2025, 2024 and 2023, the Group recorded no impairment provision for inventories to adjust to the lower of cost or net realizable value.

Note 5. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Prepaid AI expense	$12,869,885	$—
Prepaid advertising and promotion expenses	15,156,368	—
Prepaid rental expense	1,637,042	5,102,955
VAT deductibles	52,100	1,899,768
Income tax receivable	—	339,893
Prepayment for equipment	245,021	234,943
Deposit	138,565	131,930
Others	57,565	69,889
Prepaid expenses and other current assets	$30,156,546	$7,779,378

For the years ended December 31, 2025, 2024 and 2023, the Group recorded no allowance for other receivable.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Building	$65,985,565	$61,778,651
Machinery Equipment	32,994,990	33,117,464
Electronic Equipment	1,583,108	2,187,806
Transportation Equipment	226,549	228,279
Other Equipment	84,997	81,431
Building Improvement	2,861,334	795,659
Subtotal	$103,736,543	$98,189,290
Less: accumulated depreciation	(24,896,491)	(18,620,517)
Total	$78,840,052	$79,568,773

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $5,740,644, $4,418,774 and $3,016,946, respectively.

As of December 31, 2025 and 2024, the buildings with carrying values of $26,655,712 and $27,028,129, respectively, have been pledged for the purpose of obtaining bank loans.

Note 7. Intangible assets, net

Intangible assets, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Trademark right	$10,414	$9,977
Copyright	212	203
Patent right	80,178	70,197
Subtotal	90,804	80,377
Less: accumulated amortization	(43,202)	(33,283)
Intangible asset, net	$47,602	$47,094

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $8,232, $9,003 and $7,402, respectively.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$9,037
Fiscal year 2027	8,984
Fiscal year 2028	8,412
Fiscal year 2029	7,454
Fiscal year 2030	6,683
Thereafter	7,032
Total	$47,602

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Land-use rights	$857,989	$821,997
Less: accumulated amortization	(254,408)	(216,654)
Land-use rights, net	$603,581	$605,343

Amortization expenses were $28,268, $27,472 and $22,933 for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025 and 2024, the land-use rights have been pledged for the purpose of obtaining bank loans.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$28,190
Fiscal year 2027	28,190
Fiscal year 2028	28,190
Fiscal year 2029	28,190
Fiscal year 2030	28,190
Thereafter	462,631
Total	$603,581

Note 9. Lease

The Group leases factories and stores under non-cancellable operating leases, with terms ranging from two to twenty years. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

As of December 31, 2025 and 2024, the remaining lease term was an average of 10.29 years and 4.50 years, respectively. The Group’s lease agreements do not provide a readily determinable implicit rate, nor is such rate available from the Group’s lessors. Instead, the Group estimates its incremental borrowing rate based on the weighted average borrowing rate for bank loans in order to discount lease payments to present value. The weighted average discount rate of the Group’s operating leases was 3.5% and 5.59% per annum as of December 31, 2025 and 2024, respectively.

Supplemental balance sheet information related to operating leases from the Group’s operations was as follows:

	As of December 31, 2025	As of December 31, 2024
Right-of-use assets	$3,520,386	$300,664
Lease liabilities, current	9,765	87,648
Lease liabilities, non-current	5,833	278,282
Total lease liabilities	$15,598	$365,930

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Lease (cont.)

The following table presents maturity of lease liabilities as of December 31, 2025:

Twelve months ending December 31,	As of December 31, 2025
2026	$10,075
2027	5,876
Total future minimum lease payments	15,951
Less: imputed interest	(353)
Total	$15,598

Amortization expenses were $188,547, $91,368 and $134,971 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 10. Other non-current assets, net

Other non-current assets, net consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Deposit	$177,069	$157,076
Less: allowance for credit losses	(71,499)	—
Total other non-current assets	$105,570	$157,076

The Group accrued an allowance for credit losses of $71,499 for the year ended December 31, 2025.

Note 11. Loans

Short-term loans

Short-term loans consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Guangdong Huaxing Bank	$2,144,972	$2,054,992
China Guangfa Bank	4,146,945	684,997
Zhongshan Rural Commercial Bank	—	410,998
Bank of Guangzhou	714,990	684,997
China Resources Bank of Zhuhai CO.LTD	—	1,369,994
China Bohai Bank Co.,Ltd	714,990	684,997
Construction bank of China	1,143,985	—
Agricultural Bank of China	714,990	—
Bank of China	1,429,982	—
China Everbright BANK CO., LTD	—	821,997
Total	$11,010,854	$6,712,972

The Group’s short-term loans are primarily used for working capital purposes and bear interest at rates of 2.40% ~ 5.50% (2024: 3.10% ~ 5.50%) per annum, with a weighted average interest rate of 3.44% (2024: 4.46%) per annum. The maturity dates of the short-term loans as of December 31, 2025 range from January 2026 to December 2026.

Certain bank borrowings are guaranteed by Xiantao Wang, Tingfeng Wang, Haobo Ye, Quanbo Ye, Suhua Ye, Liyu Huang and Wing Yip, and secured by mortgages on the buildings and land use rights of Wing Yip GD, as of December 31, 2025 and 2024.

For the years ended December 31, 2025, 2024 and 2023, the interest expense on short-term loans amounted to $268,808, $287,098 and $221,636, respectively.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 11. Loans (cont.)

Long-term loans

	As of December 31, 2025	As of December 31, 2024
China Guangfa Bank	$11,153,852	$12,439,549
Construction bank of China	-	1,301,495
Zhongshan Rural Commercial Bank	386,095	1,041,196
Minsheng Financial Leasing Co. LTD	-	59,240
China Resources Bank of Zhuhai CO.LTD	4,161,245	-
Agricultural Bank of China	2,091,346	-
Subtotal of long-term loans	17,792,538	14,841,480
Less: current portion	(3,818,049)	(10,506,144)
Long-term loans – non-current portion	$13,974,489	$4,335,336

The Group’s long-term loans are primarily used for working capital purposes and bear interest at rates of 2.60% to 4.90% (2024: 3.50% to 4.90%) per annum, with a weighted average interest rate of 3.63% (2024: 3.75%) per annum. The maturity dates of the long-term loans as of December 31, 2025 range from June 2026 to November 2028.

Certain bank borrowings are guaranteed by Xiantao Wang, Tingfeng Wang, Haobo Ye, Quanbo Ye, Suhua Ye, Liyu Huang and Wing Yip and are secured by mortgages on the building and land use rights of Wing Yip GD, as of December 31, 2025 and 2024.

For the years ended December 31, 2025, 2024 and 2023, the interest expense on long-term loans amounted to $778,938, $705,459 and $702,062, respectively.

Note 12. Accounts payable

Accounts payable consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Account payable to the third parties	$10,032,277	$8,095,509
Total accounts payable	$10,032,277	$8,095,509

Note 13. Deferred income

Deferred income consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Government grant income	$32,175	$46,874
Total deferred income	$32,175	$46,874

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of December 31, 2025	As of December 31, 2024
Payroll payable	$1,847,920	$2,381,814
Equipment payable	105,819	625,930
Water, electricity and steam expenses	200,477	177,652
Others	—	9,742
Total	$2,154,216	$3,195,138

Note 15. Income taxes

The Group is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From the year of assessment 2018/2019 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

Wing Yip was incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2025, 2024 and 2023, Wing Yip provided provision of income tax expenses of nil.

PRC

Mainland China

Generally, the Group’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax at a rate of 25% on their worldwide taxable income as determined under such tax laws and accounting standards.

In accordance with the implementation rules of the Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years, and an entity may re-apply for the HNTE certificate upon expiration of the prior certificate. The Company’s subsidiary, Wing Yip GD, was qualified as an HNTE in 2019 and was therefore eligible to enjoy a preferential tax rate of 15% for the years 2019, 2020 and 2021, to the extent it had taxable income under the EIT Law. For fiscal year 2022, Wing Yip GD’s income tax rate was 25%, as it did not re-apply for the HNTE certificate by the end of December 2022 and could not enjoy such tax incentives in 2022. Wing Yip GD re-applied for the HNTE certificate in September 2023 and was qualified as an HNTE in December 2023. Accordingly, Wing Yip GD is eligible to enjoy a preferential tax rate of 15% for the years 2023, 2024 and 2025, to the extent it has taxable income under the EIT Law.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 15. Income taxes (cont.)

The provision for income tax consisted of the following:

	For the years ended December 31,
	2025	2024	2023
Current income tax expenses	$1,073,538	$837,640	$2,458,123
Deferred income tax expenses	108,814	12,993	20,759
Total income tax expenses	$1,182,352	$850,633	$2,478,882

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	Years ended December 31,
	2025	2024	2023
Income before income tax expenses	$9,096,240	$12,100,336	$16,488,795
Income tax computed at statutory EIT rate (25%)	2,274,060	3,025,084	4,122,199
Tax effect of preferential tax treatments	(1,105,286)	(2,317,043)	(1,585,164)
Effect of other non-deductible expenses	29,355	15,065	12,611
Others	(15,777)	127,527	(70,764)
Total	$1,182,352	$850,633	$2,478,882

The significant components of deferred tax liabilities were as following:

	As of December 31, 2025	As of December 31, 2024
Deferred tax liabilities	$1,729,774	$1,550,063
Total deferred tax liabilities	$1,729,774	$1,550,063

The deferred tax liabilities mainly arise from the dividend declared by Wing Yip GD to Wing Yip. The increase from December 31, 2024 to December 31, 2025 was primarily attributable to changes in foreign exchange rates.

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Group’s PRC entities. It is therefore uncertain whether the PRC tax authorities may take different views about the Group’s tax filings, which may lead to additional tax liabilities.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

Note 16. Equity

Ordinary Shares

On January 1, 2018, the Company conducted a public offering of 30,000,000 ordinary shares on the Korea Securities Dealers Automated Quotations (“KOSDAQ”) of Korea Exchange (“KRX”), and 10,409,095 ordinary shares were issued on November 30, 2018.

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

On January 8, 2025, the underwriters exercised the Over-Allotment Option in full to purchase an additional 307,500 ADSs. The closing for the sale of the Over-Allotment ADSs took place on January 14, 2025, resulting in additional gross proceeds of $1,230,000, before underwriting discounts and offering expenses of $100,056.

As of December 31, 2025 and 2024, the Company had 50,330,928 and 50,023,428 shares outstanding, respectively.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC GAAP.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2025 and 2024, the balance of the required statutory reserves was $13,580,630 and $12,087,066, respectively.

Note 17. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, the PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to an enterprise expansion fund, a staff bonus and welfare fund, and a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of December 31, 2025 and 2024, amounts restricted were the paid-in capital and statutory reserve funds of the PRC entities, which amounted to $42,651,357 and $39,391,470, respectively.

Note 18. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Group’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Group’s revenue for the years ended December 31, 2025, 2024, and 2023.

For the year ended December 31, 2025, three suppliers contributed approximately 13.18%, 10.56%, and 10.55% of total purchases made by the Group, respectively.

For the year ended December 31, 2024, four suppliers contributed approximately 16.04%, 14.92%, 11.36%, and 10.12% of total purchases made by the Group, respectively.

For the year ended December 31, 2023, two suppliers contributed approximately 14.36% and 12.60% of total purchases made by the Group, respectively.

The loss of any significant supplier or the failure to procure key raw materials could have a material adverse effect on the Group’s business, consolidated results of operations, and financial condition.

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Commitments and Contingencies

Commitments

Capital Commitments

As of December 31, 2025, the Group had approximately $12.58 million in capital commitments.

Lease Commitments

The total future minimum lease payments for property management fees and short-term leases under non-cancellable operating leases with respect to the office as of December 31, 2025 were payable as follows:

Lease commitment
Within 1 year	$37,113
1-2 years	3,567
Total	$40,680

Except for the commitments described above, no other commitments that would have a material impact on the Group were identified through the date of issuance of these financial statements.

Contingencies

The Group may be involved in certain legal proceedings, claims, and other disputes arising from commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

Note 20. Subsequent Events

The Group has assessed all subsequent events from December 31, 2025, up through May 14, 2026, which is the date that these consolidated financial statements were available to be issued, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements.